6/21

02042055

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankinter SA

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2972 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/21/02

2001

annual report



BANK

www.eb

ebankinter.com

annual report







25
20
15
10
5
0
1995
1996
1997
1998
1999
2000
2001



1.0
0.5
0.0
Euros
1995
1996
1997
1998
1999
2000
2001



2
1
0
Euros
1995
1996
1997
1998
1999
2000
2001

	Short Term	Long Term
Moody's	P1	A1
Standard & Poor's	A1	A

MAIN QUALITY INDICATORS

	2001	2000	1999
Individuals	78.85	79.17	79.27
Small Businesses	79.20	78.30	79.44
Corporate Banking	79.38	78.91	79.65
Private Banking	79.15	80.10	79.60

	2001	2000	1999
Branch Network	78.58	78.64	79.06
Agent Network	80.77	82.36	81.57
Virtual Banking	80.22	80.92	80.37
Telephone Banking Office	78.80	76.17	----
Internet	77.81	----	----

	2001	2000	1999
Internet:			
• ebankinter	78.23	79.88	80.87
• ebankinter broker	75.77	75.29	----
Interactive Banking (*)	79.94	79.26	80.03
Telephone Banking	81.00	80.86	80.03

(*) Currently ebankinter companies.

> 85	Excellent
75-85	Good
60-75	Fair
< 60	Poor



CONSOLIDATED FINANCIAL HIGHLIGHTS

thousands of euros

	2001	2000	1999	2001/2000 (%)
Balance sheet				
Computable capital	1,243,764	1,211,451	1,120,864	2.67
Total assets	21,444,150	19,118,582	15,484,745	12.16
Credit facilities and loans	14,690,756	13,867,834	10,258,367	5.93
Credit facilities and loans ex-securitization of mortgages in 10/01	15,980,907	13,867,834	10,258,367	15.24
Customer funds	15,171,606	12,673,690	10,409,630	19.71
Off-balance-sheet managed funds	7,105,342	7,198,088	7,933,346	(1.29)
of which: mutual and pension funds	5,667,985	5,624,484	6,385,970	0.77
Controlled customer funds	18,720,812	17,100,207	15,081,846	9.48
Earnings				
Income before taxes	167,872	152,488	200,121	10.09
Net income attributed to the Group	98,365	88,962	127,741	10.57
Net income attributed to the Group ex-provisions pursuant to Bank of Spain Circular 9/1999	120,869	100,765	127,741	19.95
Ratios				
Capital ratio	9.34%	10.23%	11.26%	(8.70)
BIS ratio	11.90%	11.62%	13.23%	2.38
Tier 1	8.21%	8.29%	9.68%	(0.95)
ROE	14.30%	13.40%	20.36%	6.72
ROA	0.45%	0.49%	0.85%	(8.16)
Efficiency ratio	55.08%	55.65%	47.55%	(1.02)
Nonperforming loans/Total risk exposure	0.29%	0.31%	0.38%	(6.45)
Recorded allowance/Nonperforming loans	399.23%	332.50%	277.82%	20.07
Per share data				
EPS, Earnings per share (euros)	1.33	1.20	1.72	10.83
DPS, Dividend per share (euros)	0.87	0.87	0.87	0.00
PER, Price/earnings ratio (times)	24.79	30.23	29.17	(18.00)
Price/Book value (times)	3.06	3.61	5.08	(15.18)
Internet data				
Internet customers	376,750	280,151	96,873	34.48
Internet transactions as a percentage of total Bank	42.76%	30.56%	15.12%	39.92
Ebankinter broker transactions as a percentage of total Bank securities trading	84.00%	81.00%	35.00%	3.70
Other data				
Number of branches	282	276	275	2.17
Number of employees (*)	2,964	2,919	2,559	1.54
Number of agents	1,230	1,325	869	(7.17)

(*) In terms of full-time equivalent employees.





CHAIRMAN'S LETTER

Dear Shareholder:

A year ago this letter commenced with the words: "2000 was characterized by a transition from the traditional banking model to a new multichannel structure focused on customer service quality and on the opportunities offered by the new technologies to the banking business."

Twelve months later, we can now affirm that the multichannel model has proven to be the emerging and most profitable banking model in Spain, particularly if it is based on integrated technology dedicated to customer knowledge and management and the creation of valuable customer relationships.

In addition, 2001 was a very important year in Bankinter's recent history because its ongoing technological initiative and transformation efforts over the years was accompanied by excellent results in the typical banking business, which continues to perform strongly.

The net income for the year in consolidated terms was €98.37 million, representing a 10.57% increase with respect to 2000, higher than that of some of our major competitors. The earnings per share were €1.33, up 10.83% on 2000.

The actual income of the Group, excluding certain extraordinary provisions (recorded as reserves) and the effect of the statistical allowance (which the virtual absence of nonperforming loans would make unnecessary if they were not mandatory), is much higher than the income recorded for accounting *purposes. Specifically, income before taxes would be 12.61% higher if the* impact of the atypical provisions mentioned below were excluded, and 21.82% higher if the statistical allowance for loan losses were disregarded.

The 2001 statement of income reflects the strong business performance, which translated into growth in the main business margins: net interest revenue (+30.22%), basic revenue (+16.81%), net ordinary revenue (+13.16%) and net operating income (+16.72%).

Income from customer business was *particularly outstanding: €208.97* million, up 19.18% on 2000. This income evidences the strength of the *Bank's model and the source, quality and stability of its statement of inco*me, which is based fundamentally on ordinary recurring revenue, which makes it largely immune to the vicissitudes of country-risk, industry risk, exchange risk and securities portfolio risk.

Examination of the main balance sheet figures shows that customer funds as of December 31, 2001 amounted to €15,172 million, up 19.88% on 2000 year-end. The credit facilities and loans of €14,691 million were 15.24% higher than in 2000. This increase in lending, the most noteworthy component of which was mortgage loans, would be 5.93% if the impact of the mortgage securitization performed in 2001 were taken into consideration. In 2001, Bankinter decided to perform the largest euro-denominated mortgage securitization transaction in Europe aimed at customers, to strengthen its liquidity and equity situation.

The Bank's operating costs grew atypically as a result of the new provisions for personnel expenses required mainly for the convertible debentures issued for employees: €2.33 million for the Issue I, with a credit to equity –the provision represented a decrease in income for the year but did not affect the value of the Bank or the volume of its computable capital- and €10.9 million for the amortization of Issue III, with a balancing entry of the same amount in extraordinary income –as a result of which this item does not affect the income for 2001.

Without these extraordinary provisions for personnel expenses, the incre*ase in operating costs would have been 4.13% instead of 10.76%, and* personnel expenses would have risen by 8.3% instead of 22.24%. In any *event, the Bank reaffirms its decision to transform its employees into sha*reholders, a sure guarantee of Bankinter's future, of innovation and of *value creation.* By the maturity date of the debentures outstanding, the employees will have been able to take up 11% of the Bank's capital stock, a much higher percentage than that held by the employees of other Banks and listed companies in general.

The quality of the Bank's credit facilities and loans is evidenced by our nonperforming loans ratio, which is one of the lowest of all European banks: 0.29% of credit facilities and loans, with a total of €54.45 million. Also, it should be taken into account that the Bank's lending activity is wholly focused on the Spanish market, where it concentrates on mortgage loans, so it is sheltered from the problems which are arising in other markets.

Loan loss allowances increased by 35.82% with respect to 2000, as a result of the intense growth in loans and in the statistical loan loss allowance, the impact of which on 2001 income was €34.68 million.

The loan loss coverage ratio reached an all-time high of 399.23% (447.17% excluding loans secured by mortgage guarantees). As a result of the Bank's excess loan provisions, the sum of the general-purpose and statistical loan loss allowances represents 32.58% of the 2001 income before taxes, and this percentage does not include specific allowances (those used to cover actual default) but only general-purpose allowances intented to cover potential or theoretical future risks. This has caused the situation of overprovisioning mentioned earlier and indisputably raises the financial soundness of Bankinter and distinguishes it from other banks in this regard.

Apart from the mandatory allowances, Bankinter continues to record general and voluntary allowances to endow its balance sheet with exceptional soundness.

In 2001 Bankinter continued to make substantial investments in systems and technology. Its 2001 investments in the Internet area accounted for 12.5% of operating costs compared with 20.8% in 2000, a reduction mainly traceable to advertising and marketing.

In 2001 the Bank faced such major new challenges as the launch of Banca Privada Bankinter (a specialized network of 17 centers throughout Spain) and the consolidation of ebankinter.com., which is a key element in the Bank's growth. In 2001 the Internet Branch began to operate profitably and ebankinter.com was consolidated as an active channel that drives typical business, with 376,750 customers who perform more than 18 million transactions each month, accounting for 43% of the Group's total transactions.

Not only is the Internet the leading channel of Bankinter in terms of the number of transactions, it is also the main route of customer entry into the Bank, attracting 48% of the total new customers. Also, it has become our customers' main means of communication with us. Thus 48% of customers' contacts with the Bank are through the Net, 84% of securities purchases and sales are carried out through our on-line broker and 14% of the Bank's mortgage transactions are requested, authorized and managed through the Internet.

The Internet success has also favored the Bank's other business areas, with notable increases in earnings: 69.14% in Individuals, 13.43% in Corporate Banking, and 6.56% in SMEs. This growth also brought increases in business variables as important as new customers (8%), products sold (13%), payments and collections (24%), and the number of transactions (29%).

In 2001, Bankinter shares were affected by the general slowdown in the Spanish stockmarket and by market volatility in the last few months of the year, with a 9.73% drop in market value. However, historically, Bankinter shares are amongst those which have generated the highest returns for their holders (the cumulative annual growth in market capitalization has been 22.19% over the last 20 years) and Bankinter has always been among the banks offering the highest returns to shareholders. At present, we continue to boast a market capitalization and P/E ratio (24.8%) which, together with the backing of our stable shareholders and institutional investors, allow us to maintain a bold investment policy to build Bankinter's future and inspire clear optimism as to our share performance.

The 2001 dividend amounted to €0.87 per share, the same as in 2000.

In short, 2001 brought highly positive results in terms of growth, commercial action, customer management, integrated technology, development of the Bank's transformation process and of the multichannel distribution management system, high provisioning ratios, and improvement of profitability. All this was achieved despite the fact that the special regulatory requirements for extraordinary provisions partly dissipated the reality of the Group's earnings.

Accordingly, it must be considered that the objectives set for 2001 were achieved by an ample margin and we reaffirm our strategy of stable value creation for shareholders through our own business model, the solvency and soundness of our balance sheet, and the consistency of our earnings.

I thank you once again for your confidence in us.

Jaime Botín
Chairman

1







CUSTOMER OPINION

Bankinter's ongoing concern for offering top-quality services to its customers, to enable it to establish long-lasting and trustworthy relationships with them, has led the Bank to continuously examine in detail the level of internal and external customer satisfaction with the services they receive.

Market Research

The market research company Vox Pública conducts quarterly studies to determine the positioning of Bankinter with respect to its competitors, in terms of the satisfaction of its individual banking customers with the services received.


79
77
75
73
71
69
+6.81
+9.33
Accum'00
Mar. 01
Jun.01
Sep.01
Dec. 01
Bankinter
Market

Geographical scope: Nationwide, for towns of over 50,000 inhabitants.

Universe: General population of over 18 years of age with demand deposits or savings accounts at finance entities.

Sample: 1,200 interviews per quarter.

Survey methodology: Computer-assisted telephone interview.

Sampling Error: 2.88% (approx.)



Bankinter has consolidated its position vs. the Market and improved it throughout the year. It was 9.33 percentage points above the Market level at 2001 year end, as compared to 6.81 percentage points in 2000.

In this study customers were asked about fourteen service aspects of relevance to them such as courtesy and attention, awareness of their needs, professionalism, advice and so forth. *Historically, Bankinter has been the Market leader in 12 of those 14 aspects.* In December, the Bank was above the market level in all of those aspects, the most noteworthy being Advice (by 11.95 percentage points), Courtesy and Attention (by 10.6 percentage points) and the Attitude of the Bank's employees in dealing with incidents (by 10.52 percentage points).

The Bank's smallest lead with respect to the Market level in December was in its office installations (0.22 percentage points above Market level).

External customer satisfaction

Each month the Bank contacts its customers to ascertain their level of satisfaction with the various aspects of the service they receive.

Customer satisfaction is measured on a scale of 0 through 100 known as the Net *Satisfaction Index (ISN – Índice de Satisfacción Neta), interpreted as follows:*

> 85	Excellent
75-85	Good
60-75	Fair
< 60	Poor


84
82
80
78
76
74
72
70
68
66
64
62
60
ISN
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Sep.
Oct.
Nov.
Dec.

1. quality



The customers have expressed a constant high level of satisfaction with the services of Bankinter throughout the year. The year ended with a slight *improvement over the previous year (a 78.92 ISN composed with to 78.79 in* December 2000). However, the Bank aims to obtain even better valuations in the future.

The graphs indicate customer satisfaction by network, segment, and channel to which they belong. In general, all have shown slight increases with respect to December 2000, most notably Private Banking, Telephone Banking, Online Broker and Interactive Banking.


81
80
79
78
77
ISN
dec 00
jan
feb
mar
apr
may
jun
jul
sep
oct
nov
dec 01
Small Businesses
Individuals
Private Banking
Corporate Banking


83
82
81
80
79
78
77
ISN
dec 00
jan
feb
mar
apr
may
jun
jul
sep
oct
nov
dec 01
Internet
Branch Network
Telephone Banking
Agent Network
Virtual Banking



82
80
78
76
74
ISN
dec 00
jan
feb
mar
apr
may
jun
jul
sep
oct
nov
dec 01
ebankinter broker
ebankinter.com
Interactive Banking (*)
Telephone banking

(*) Currently ebankinter companies.



Apart from measuring customer satisfaction, the Bank continued to consider its customers perceptions and views of the Internet and to include them the process of developing new Bankinter products and services offered on ebankinter.com. In 2001 twelve studies were conducted with customers and others to ascertain their perception of the services being designed for bankinter.com and the user-friendliness of the various websites. Approximately 120 customers took part in these studies and analyzed services such as aggregator, deposit auctioneers, mortgages, pension plans, renting, broker, insurance and emortgages.

This methodology is also used to optimize the design of the Bank's internal websites and to facilitate their use (intranet for employees, training website, and innovation website).

Internal customer satisfaction

Top-quality services cannot be offered to external customers if special care is not given to the quality of the service provided internally between the different areas of the Bank. Each six months the personnel of the Branch Network evaluate the service received from the Bank's central departments.

The perception in 2001 rose by 0.4 percentage points, and the year ended with an ISN of 67.78.

The level of internal customer satisfaction is always within ranges considerably lower than that of external customers, which is a reflection of Bankinter personnel's self-critical spirit with respect to their own performance and is undoubtedly a guarantee of their ongoing concern for self-improvement and for increasingly better work performance. The external client will be the main beneficiary of the this attitude on the part of the people at Bankinter.



CUSTOMER ATTENTION

The rapidly increasing use of new technologies by customers is enhancing their possibilities of choosing how to bank with Bankinter at any given time, according to their needs and preferences. The speed of this change, together with the wide range of Customer-Bank relationship channels, requires a ongoing efforts for the integration and coordination of resources, in order to bring the level of attention to customers into line with their requirements.

In this context, in mid 2001 the Divisón de Gestión de Relaciones con Clientes (the Customer Relations Management Division) was set up with the strategic aim of making the customer the focal point of the business and of coordinating the level of service provided by the Bank to its customers through all its relationship channels.

Incidents

Bankinter has continued to work on improving the coordination and interaction of the customer attention services with all areas of the Bank in order to prevent and correct the main errors that occur in the marketing of the products and the provision of services.

The number financial of claims filed by customers handled in 2001 dropped significantly while the volume of transactions continued to grow. This is the outcome of the efforts made to improve products, processes, and services.

As regards measuring customer attention, and in view of its increasing importance, the Bank started to keep a record of information on non-financial complaints, which represented 21.4% of total claims in 2001.



Number of incidents per 10,000 transactions
3
2.5
2
1.5
1
0.5
0
1997
1998
1999
2000
2001

The time taken to resolve claims for financial incidents attributable to Bankinter improved considerably in 2001: 76% were settled in 48 hours. However, *reducing the time taken to resolve incidents continues to be a priority for next year*, since the Bank is aware of the importance given by the customers to the speed with which their problems are solved.

[illegible]

	Incidents attributable to other entities or bodies (*)	Incidents attributable to Bankinter
0 days	7%	56%
1-2 days	9%	20%
More than 2 days	20%	21%
More than 10 days	64%	3%

(*) The time taken to resolve incidents depends on the rapidity and rules of agents unrelated to the Bank.

In 2001 the customer Ombudsman (an independent body unrelated to the Bank, which neutrally resolves the claims filed by customers) handled 377 claims and came to the following resolutions:

[illegible] OMBUDSMAN

	2001	2000
Claims processed	377	445
Resolutions in favor of the customer	131	170
Resolutions in favor of the bank	222	240
Claims rejected	24	35

The number of claims filed by Bankinter customers and processed by the Bank of Spain rose with respect to the previous year. The resolutions were as follows:

BANK OF SPAIN

	2001 (*)	2000
Claims processed	38	28
Resolutions in favor of the customer	15	14
Agreements reached	8	5
Resolutions in favor of the bank	15	9
Pending decision	14	9

(*) Provisional data as of December 2001.



CONTINUOUS IMPROVEMENT

Initiatives for Improvement

Measuring internal and external customer satisfaction would be a vain exercise if it were not used to continuously improve the services provided by Bankinter.

Bankinter therefore has a network of 72 Quality Supervisors who cover all the Bank's central departments and geographical areas. The purpose of this network is to channel all employee initiatives for improvement to aspects which customers have perceived as not constituting top-quality service, and to provide the appropriate methodology to efficiently achieve such improvement.

In 2001, 221 Projects for Improvements were carried out, involving 440 persons throughout the organization of the Bank. The matters dealt with in these projects *were based on the improvement of the most critical aspects for the external* customer: management of incidents, advice, meeting deadlines and conditions, and so on. With regard to the internal customers, the main target of these projects was information, followed by the simplification of circuits.

Quality Awards

1.- Award for Organizations with the best results in customer satisfaction and with the best evolution with respect to the Market in their geographical area. The winners were the regions of Castilla, Cataluña, Andalucia and the Canary Islands.

2.- Award to the Business Divisions with the best results in internal and external customer satisfaction. The winners were the Telephone Banking and Private Banking divisions.

3.- Award to the Central Services Department with the best results in internal customer satisfaction. The winners were the Marketing, Risk Management, Asset Management and Capital Market/Treasury departments.





2



PEOPLE AND THE KNOWLEDGE THEY RECEIVE, CREATE, EXCHANGE, AND SHARE [illegible] FOR THE INCREASINGLY RAPID PROGRESS OF LEADING COMPANIES.

THE TREATMENT GIVEN BY THE BANK'S PEOPLE [illegible] INFORMATION RESOURCES SO AS TO [illegible] THEM [illegible] TO THE [illegible] THE BUSINESS.

THE SEARCH FOR THE SATISFACTION, MOTIVATION AND COMMITMENT OF PEOPLE IN THIS PROCESS, AND THEIR UNRESTRICTED ACCESS TO SPECIFIC KNOWLEDGE RESOURCES SO THAT THEY CAN DEVELOP ALL THEIR POTENTIAL ARE THE ONGOING CHALLENGE ADDRESSED BY THE PEOPLE AND KNOWLEDGE MANAGEMENT AREA; THE CHALLENGE OF CONTINUOUS IMPROVEMENT IN THE QUALITY AND QUANTITY OF THE INTELLECTUAL CAPITAL OF BANKINTER.



2. people and knowledge management



To explain the evolution of Intellectual Capital detailed below is the variation in certain parameters that provide a picture of the qualities of the labor force, of the culture and structure in which they work, and of the Bank's interaction with its environment.

Two major groups of indicators were identified in 2001: Human Capital and Organizational Capital. The first refers to what the people are, their knowledge, and their ability to generate and acquire that knowledge. The second indicates the knowledge which the group has systematized and embodied, and the information which has been converted into structured knowledge.

HUMAN CAPITAL

The people of Bankinter are its human capital, the basis of its economic growth, and the key factor of the Bank's progress. The most important indicators are detailed below:

Reflection of the current profile of Bankinter's people

Descriptive indicators	**2001**	**2000**	**1999**
No. of employees (*)	2,974	2,944	2,690
Average age (years)	36.63	35.97	36.10
Breakdown by age : (2001)	number	%	
< 25 years	82	2.76	
from 25 to 30 years	753	25.32	
from 31 to 35 years	634	21.32	
from 36 to 40 years	608	20.44	
from 41 to 45 years	380	12.78	
from 46 to 55 years	440	14.79	
> 55 years	77	2.59	

Facilitation of the knowledge accumulated during the professional career

Experience	2001	2000	1999
Average length of service (years)	10,81	10,14	10,29
Breakdown by length of service	number	%	
< 2 years	593	19.94	
from 2 to 5 years	575	19.33	
from 6 to 10 years	541	18.19	
from 11 to 15 years	576	19.37	
from 16 to 20 years	137	4.61	
from 21 to 25 years	412	13.85	
> 25 years	140	4.71	

(*) Part-time employees are each included as a single person, not on the basis of the hours actually worked.

Data on the human mosaic of the Bank's collective intelligence capital

Diversity	**2001**	**2000**	**1999**
Breakdown by gender			
% men	55.99	56.14	57.32
% women	44.01	43.86	42.68
Graduates (%)	63.18	61.95	60.00
Breakdown by university degrees (% of total employees)			
Business Studies	18		
Economics	16		
Law	9		
Humanities	7		
Computer Studies	3		
Engineering	3		
Business Management and Administration	3		
Mathematics	1		
Employees with a high level of English (%)	69.30		

Potential and activity related to the acquisition and ongoing use of knowledge by employees.

Learning ability	**2001**	**2000**	**1999**
Employees who received training (%)	92.00	77.00	99.00
Average number of training hours per employee	48.10	38.93	32.00
Average number of training hours per trained employee	52.48	-	-
Investment in training as a proportion of total salaries (%)	2.15	2.80	3.00
Investment in training per employee (€)	1,126.45	-	-
Investment in training per trained employee (€)	1,228.84	-	-

Parameters related to the integration of employees in Bankinter's culture and objectives

Motivation	**2001**	**2000**	**1999**
Employees participating in employee stock and convertible debenture ownership programs (%)	92.20	88.32	95.30
Satisfaction index (*)	67	-	66
Participation in opinion poll (%)(*)	76.50	-	68.00
External job rotation (%)	5.42	6.00	4.80

(*) Poll conducted every two years



Training

€3.34 million were invested in training in 2001, up 22.26% with respect to the previous year.

As regards training hours, there was a considerably more significant increase of over 68%. This increase in training activities in 2001 was possible because more than a third of the employees took some of the e-learning courses offered in the Virtual Classroom, in which finance, marketing, management and other courses were run several times during the year.

2001 was the first year in which e-learning through the Virtual Classroom was made available on the Intranet and through the training Web Portal to the employees, and one out of every four hours of all the training provided was conducted by this emerging route.

In the future e-learning will play a decisive role in future training due to its flexibility, customization, speed, and interactivity. It has unlimited potential for development in the Internet culture and must therefore be made a priority field for developments in training: appealing and flexible courses, quality of the content, prestigious providers, service platforms, etc.

Bankinter is working to ensure that this form of training is the appropriate supplement to classroom training, so that they jointly constitute accessible and enriching quality training that can respond to the employees' knowledge needs for the purpose of adding maximum value to their work.



ORGANIZATIONAL CAPITAL

Encouraging and facilitating the gathering, structuring, and use of the knowledge latent in the employees will enable the Bank to build sound organizational capital and improve its knowledge management, leading to greater efficiency in the organization.

Innovation	**2001**	**2000**	**1999**
Number of new products and services	58	66	51
Employees contributing ideas and best practices (%)	66.89	33.99	45.00
Number of ideas and experiences shared	8,356	2,120	4,641
Average number of ideas per employee	2.8	0.7	1.7

The result of the employees' creative capacity, and their cooperation and exchange of ideas.

Hierarchy flattening and transparency	**2001**	**2000**	**1999**
Average number of people participating in the 360° evaluation (%)	2,905	2,824	2,409
Average number of people evaluating each person under evaluation	9	8	8
Average number of people evaluating each member of the Bank's Management Committee	83	50	65
Management information available to all employees (%)	93	91	80

Data which reflect the level of autonomy and interaction of the staff, and the availability and use of information resources for decision-making.

Flexibility (%)	**2001**	**2000**	**1999**
Internal job rotation	23.61	26.12	27.00
Employees with the possibility of telecommuting	63.18	58.66	48.00
Employees accessing the Internet daily from the Bank's platform	93.38	75.67	73.00
Employees with corporate laptops	21.76	20.89	22.12
Employees with corporate cellular phones	29.09	24.29	18.59

Variables related to the employees' ability and willingness to continuously adapt themselves to a constantly-changing environment.

Participation (%)	**2001**	**2000**	**1999**
Employees participating in quality projects and actions	14.79	23.40	32.00
Employees participating in debate sessions	69.04	74.87	80.00

Level of the employees' voluntary participation in knowledge transfer.

Compensation	**2001**	**2000**	**1999**
Employees subject to variable compensation (%)	70.65	62.19	66.05
Personnel expenses (in thousands of euros)	168,715	138,025	123,481
Wages and salaries	116,009	101,313	91,265
Social security costs	23,538	22,057	20,061
Other expenses	29,168	14,655	12,155
Special provisions (*)	13,252		
Personnel expenses (excluding provisions)(**)	155,463		
Employees who have received awards (%)	85.10	79.80	60.67

Ratios related to the process of bringing the various compensation methods into line with the employees' contribution to the organization.

(*) Provisions for the issuance of convertible debentures and plans for employees. (**) Data used for training ratios.

2. people and knowledge management

Innovation

Bankinter has always been outstanding for its employees' contribution to innovation.

In 2001, it launched the Innovation web, within its Intranet, as a "creative channel". Participation of 66.89% was obtained in 2001, compared to 33% in 2000.

The target for 2001 was to reach 9,000 ideas, to meet the challenge posed at the beginning of the year by the formula of 3 x 1 = 9000 (three ideas per Bank employee. The year ended with 8,356 ideas (as opposed to 2,120 ideas in 2000), an average of 2.8 ideas per person; this figure has been included as another Intellectual Capital indicator.

The ideas are evaluated by an "Evaluation Committee" composed of 80 members. The ideas were also submitted to a "popular vote", i.e. the opinion of any employee who wishes to grade and comment on the contribution. An "area evaluation" is also made of the ideas to indicate, inter alia, their viability. The author always receives a reply from the area so that he or she is informed of whether the idea is going to be put into practice.

Innovation awards are granted each quarter, and in 2001 265 people received awards.

Award winners in 2001

Adolfo Gil González de Careaga
Adrián Inchaurraga Zubiaurre
Alberto Ruiz Gordillo
Alfonsa Carrasco Corbacho
Alfonso del Portillo Elordi
Alfonso Escribano Colmenero
Alicia Díaz Agudo
Ana Belén López Cuesta
Ana I. Huerga Villegas
Ana María Lera Carrasco
Ana María Martínez Roca
Ana María Zalduondo Zavala
Andrés Elcoro-Iribe Muñoa
Andrés Font Sánchez
Angel de Domingo Román
Angel Luis Castellanos Victoria
Angel Martin Palomino
Angel Pedros Luque
Angela Ivorra Ortuño
Angeles Ramos Quero
Anibal Jesus Peral Ruiz
Antonio A. Vicente Gil
Antonio Berdiel Britian
Antonio Cáliz Escaño
Antonio Canovas Cano
Antonio Garduño Fombuena
Antonio José González Doña
Antonio Montesinos Caracena
Antonio Sordo Fernández
Antonio Timón González
Arancha Orive Navas
Ascensión Anaya Almonacid
Beatriz Cañellas Ferrero
Beatriz Mariño Couto
Begoña Atauri de la Cruz
Begoña Navío Pérez
Belén Rodríguez Fernández
Belén Ruiz de la Hermosa González
Benjamín Iglesias Caño
Borja Uriarte Villalonga
Carlos Benedicto Asenjo
Carlos Cercos Arnaldo
Carlos Cruas Rodríguez
Carlos de Leon Gutiérrez
Carlos Encinas Oñate
Carlos Rodríguez Moneo
Carmen García Martínez
Carmen González Rodríguez
Carmen López Aragón
Carmen Rodríguez Segovia
Catalina Morejón Villanueva
Celia Grau Guanter
Cheres Gutiérrez G-Mendoza
Concepción Bodi Blanes
Cristina Castaño Rupérez
David Heras Verde
Diego Jara Mondejar
Diego Lejarazu Ruiz de Azúa
Domingo Gamo Molina
Domingo Tomás Vera Gómez
Eduardo Ozaita Vega
Elena Portela García
Enrique Bellón Fernández
Enrique Zuleta de Reales Ansaldo
Ernesto Argudo Zamora
Esperanza Díez Girón
Estíbaliz González Calzada
Eva Montiel Maldrueño
Fátima Morcillo del Brío
Felisa García Paredes
Felisa Ruiz González
Fernando Gómez Bastida
Fernando Medina Revuelta
Fernando Murciano Muñoz
Francisco Agulló Montero
Francisco Burruezo Martínez
Francisco Cordero García
Francisco Javier Borreguero González
Francisco Javier Cabanelas Domínguez
Francisco Javier Rey López
Francisco José Muñoz Llaguno
Francisco Manuel Morales Prados
Francisco Martínez García
Francisco Melo Bobillo
Francisco Ramos Neble
Francisco Rodríguez Gámez
Francisco Ubaldo Rodríguez Jiménez
Gema Tapia Guerrero
Gema Toran Lorente
Gerardo Ayala Sorenssen
Gerardo Ugarte Morenilla
Guadalupe Rincón Regueras
Heliodoro Díaz González
Honorato *Martín Maroto*
Ignacio Amodia Peña
Ignacio González Burdiel
Inmaculada Cano Sánchez
Inmaculada Rodríguez Rodríguez
Inmáculada Sánchez Pérez
Irene Moldenhauer Fernández
Irma Jiménez Fernández
Isaac Corcia Rodriguez
Isabel Andray Neila
Isabel Encinas Bayán
Isabel Sánchez Barbero
Isabel Sanmartin Jordana
Isabel Sousa Jiménez
Ismael García Blázquez

2. people and knowledge management

Itziar Iturria Urrestarazu
Javier Rey López
Javier Rivas Compains
Javier Sagi-Vela Pilón
Jesús Bajo Vacas
Jesús Manuel Matos Arevalo
Joan Vizcaino Viloca
Joaquín Díez Gómez
Joaquin García Rodríguez
Joaquín Morillo Peres
Jorge Juan Casas Mangrane
Jorge Sánchez Quiros
José Angel Saro Ortiz
José Antonio Altabas Horta
José Antonio Martínez Carramiñana
José G Fernández Ruiz
José Ignacio Echeverría García
José López Martín
José Luis Estrada de Artacho
José Luis Galán Gener
José Luis Hernández González
José Luis Hernández Salvador
José Luis Salazar Martínez
José Manuel González Seijo
José Manuel Marcos Nacher
José Manuel Quero de Barrio
José Manuel Villa Martínez
José María Cubero Martínez
José María González Rodríguez
Juan Carlos Barbero Maeso
Juan Carlos Martín Hidalgo
Juan de Dios Viana Ariza
Juan Jose Arias Camison Garcia
Juan José López Martín
Juan José Merino de Diego
Juan José Vega Lorenzo
Juan Luis Martín Hurtado
Juan M.Ochoaerrarte Goicoechea
Juan Pablo López López
Juan Pascual Bardía

Juan Rafael Jalón Bellido
Judith González Fernández
Julia Benavente Ruiz
Julia Doria Forner
Julio Urcola López
Leopoldo Díaz Álvarez
Lourdes Quintana Requibatiz
Luis Angel Rodríguez Rodríguez
Luis Archilla Rueda
Luis Castillejo Garrido
Luis Díez Bosch
Luis Eduardo Tomé González
Luis Escuredo Casado
Luis Francisco Pérez Marcos
Luis Miguel Martín Espinosa
Luis Mingo Fernández
Luis Organista Fernández
Luis Reviriego Agudo
Luisa Julia Quevedo
Macarena Ramos y García-Verdugo
Manuel-Angel Vicente García
Manuel Tovar Caro
Marcos Recuero González
Margarita Lorenzo Duce
María Alba Rivera Díaz
María Angeles Iraola Sarasua
María Carmen Alcalá Cristino
María Carmen Palmero Sánchez
María Carmen Saumell Ariño
María Carmen Uriarte Goizueta
María Carmen Vicente González
María Combo Sánchez
María Cruz Abad Perales
María del Castillo Falcón Bueno
María del Cristo López Aguiar
María del Mar Carrera Otero
María Dolores Martín Martínez
María Dolores Ruiz Almansa
María Elena García de Olano Ruiz Ocenda
María Henar Pascual Arribas

María Jesús Mayor Urrutegui
María Jesús Peinador Tordesillas
María José de la Rubia García
María José Delgado Fernández
María José Guijarro Rivas
María José Martín Rodríguez
María José Villa Pardo
María Josefa Valverde Molina
María Lourdes Iglesias Graña
María Lourdes Moreno Peña
María Luisa de Manuel Iglesias
María Luisa García Muñiz
María Luz Bermejo Vicente
María Luz Prellezo Besoy
María Mar García Luengo
María Mayo Rodrigo
María Mercedes Corona García
María Teresa García Morán
María Teresa Sanmartín Paraire
María Teresa Sevillano Redondo
María Teresa Soriano Pardiñas
María Victoria Guardiola Rodríguez
Mariano Mostacero García-Vaquero
Mario Pérez Redín
Marta Llamazares Diez
Martina Ortega Rubio
Miguel A Martín Martín
Miguel Alonso Celorrio
Miguel Angel Fernández Gutiérrez
Miguel Angel Girón Pérez
Miguel Angel Reche Arredondo
Miguel Angel Tapia Alonso
Miguel Esteve Segura
Miguel Llorente García
Mireia Lizarralde Arriarán
Mónica Moar Beiras
Mónica Pascual Guevara
Monica Rey Tobalina
Natividad González Olaya
Natividad Hernández Sánchez

Nuria Fernández Martín-Criado
Octavio García Medrano
Oscar Ricoy Transancos
Oscar Santos Juve
Pablo Baena Tovar
Pablo Esteban Alcántara
Pablo Mata Hombría
Pablo Molezun Romero
Pablo Santos Romero
Pedro Albín Morcillo
Pedro Deltell Sarrio
Pedro Norza Moreno
Pilar Sanz Pinto
Pompeyo Iváñez Torres
Purificación Teba Díaz
Rafaela Vergara Ruíz
Ramón Casajuana Olmedo
Raquel Santisteban Miguel
Ricardo José Pérez Rodríguez
Ricardo Moreno Benaite
Ricardo Rosales Casado
Roberto Martín Pérez
Rosario Cortes Outón
Rosario González López
Rubén Lobo Gómez
Santiago Vaca de Osma Sánchez-Ocaña
Secundino Villalobos Serrano
Sergio Flores García
Sonia María Soria Colino
Soraya Sánchez Ramírez
Susana Balaguer López
Teresa López de Pablo
Valentín Jiménez Ruiz
Vicente Gómez Segura
Victoriano Hernández Lera
Yolanda del Pino Crespo
Yolanda Gella Ferrer

The aim is to strengthen the conversion of ideas into palpable realities. Incentives are directed at uncovering tacit knowledge, which is not easily communicated and transferred. For this purpose, Bankinter has an experience exchange section in the Innovation Web.



3






BK - FAR
TSF

MARKET SHARE

In 2001 Bankinter's market share in the main indicators continued to grow, in line with the trend of the last five years. This growth was due, among other reasons, to the improved efficiency made possible by technology and the increased contribution from alternative channels.

(%)	2001	2000	1999	1998	1997
Income	2.48	1.97	3.47	3.60	3.96
Assets	3.32	3.15	2.78	2.80	2.30
Deposits plus debt securities	4.31	4.10	3.78	3.60	2.98
Mutual funds	4.50	4.30	4.60	4.81	5.38
Credit facilities and loans	4.65	4.77	4.03	3.79	2.96

* AEB (Spanish Banking Association) data.

CUSTOMER FUNDS AND CREDIT FACILITIES AND LOANS

In 2001 and 2000 Bankinter concentrated on the "Internetization" and transformation of its business. However, at no time did this transformation have a negative effect on the Bank's growth profile but in fact strengthened that profile, as is reflected in the balance sheet figures. Bankinter will continue to grow faster then the average for the industry without any solvency or nonperforming loan problems due to the quality of its balance sheet and its rigorous risk control policy.

CUSTOMER FUNDS



On- and off-balance-sheet customer funds, after elimination of the duplications arising from the addition of these two items, amounted as of December 31, 2001, to €18,720.81 million, up 9.48% on 2000.

On-balance-sheet customer funds increased significantly to €15,171.61 million at year-end, up 19.71% on 2000. A substantial portion of this growth was the result of Bankinter's continuing drive to offer its customers competitive and attractive investment products.

In 2001 traditional and Internet deposits and ecuentas increased considerably. Bankinter launched a new product: auctions of deposits over the Internet. The significant increase in typical sources of bank funding (demand, savings and time deposits) was strengthened by instability in the financial markets, which led small savers to turn to traditional products for returns on their money without assuming high risks.

This fund-raising enabled the Bank to largely cover the growth in lending. The financing of the increase in lending was completed by a sharp increase in issues of marketable securities and the securitization of a portion of the mortgage loan portfolio at a relatively low cost to the Bank. Bankinter continued to apply a policy of diversification of its sources of financing in order to finance the growth of its lending activity. The aim is to have the flexibility and capability to choose the financing mechanism that best suits the requirements of the Bank's activities at all times in terms of cost, term and, in general, the best contribution to value creation.

This is only possible, in the first place, with a strategy of anticipating possible future needs and, at the same time, permanently monitoring developments in the market as regards financing mechanisms, capital structure and balance sheet management.

Accordingly, Bankinter has several financing programs and fund-raising instruments for obtaining financing or issuing securities of any type at short- or long-term in any form of debt, updated and ready for use in the Spanish and international markets.

Off-balance-sheet funds managed fell by 1.29% in 2001 in comparison with 2000. The slight fall in mutual fund assets managed was due solely to the adjustments and instability in the markets that gave rise to a new composition of the fund portfolio. However, Bankinter managed to grow in the area of new subscriptions, most of which were in money market funds. Given the uncertainty reigning in the markets, the management performance in 2001 should be evaluated as very positive.

The 12.20% increase in pension funds, in comparison with 2000, was particularly noteworthy. The Bank expects this upward trend to continue, since the outlook for pension funds is very optimistic (the Spanish population has one of the lowest pension fund contribution rates).



CONTROLLED FUNDS


16,000
12,000
8,000
4,000
Millions of euros
65
70
75
80
85
90
95
01

CREDIT FACILITIES AND LOANS


16,000
12,000
8,000
4,000
Millions of euros
65
70
75
80
85
90
95
01

CUSTOMER FUNDS

thousands of euros	12.31.01	12.31.00	12.31.99	Variation 2001/2000 Amount	%
Deposits	**12,587,644**	**11,021,564**	**8,096,951**	**1,566,080**	**14.21**
Government entities	345,057	310,584	223,412	34,473	11.10
Residents	11,794,492	10,337,402	7,458,027	1,457,090	14.10
Demand deposits	4,494,803	3,832,824	3,268,510	661,979	17.27
Savings accounts	125,599	76,236	76,083	49,363	64.75
Time deposits	3,321,360	3,035,263	1,656,407	286,097	9.43
Repos	3,852,730	3,393,079	2,457,027	459,651	13.55
Other accounts	-	-	-	-	-
Nonresidents	448,095	373,578	415,512	74,517	19.95
Bonds and notes	**2,583,962**	**1,652,126**	**2,312,679**	**931,836**	**56.40**
Total	**15,171,606**	**12,673,690**	**10,409,630**	**2,497,916**	**19.71**

OFF-BALANCE-SHEET MANAGED FUNDS

thousands of euros	12.31.01	12.31.00	12.31.99	Variation 2001/2000 Amount	%
Mutual funds	5,248,094	5,250,239	6,059,679	(2,145)	(0.04)
Pension funds	419,891	374,245	326,291	45,646	12.20
Commercial paper	25,403	25,403	25,403	-	-
Government debt securities held to maturity	199,779	320,566	416,278	(120,787)	(37.68)
Treasury bills held to maturity	5,900	10,664	24,787	(4,764)	(44.67)
Other assets under management	1,206,275	1,216,971	1,080,908	(10,696)	(0.88)
Total	**7,105,342**	**7,198,088**	**7,933,346**	**(92,746)**	**(1.29)**



CREDIT FACILITIES AND LOANS

The Bank's lending to customers amounted to €14,690.76 million in 2001, up 15.24% on 2000. The increase in lending was 5.93% if the effect of the mortgage securitization in 2001 is taken into account. Since 1999 the Bank has executed two mortgage loan securitization programs in order to maintain and finance its growth objectives. In 2001 19,868 mortgage loans amounting to €1,322.5 million were securitized. This was the third and largest mortgage loan securitization that Bankinter has made to date. All the bonds issued by the Securitization Fund were placed in the international markets and were very well received by institutional investors throughout Europe. This was the largest Spanish mortgage securitization issue placed in the Euromarket to date, which has made it a benchmark for this type of bond in the European area. Also, the Bank granted a subordinated credit facility to the Securitization Fund with a limit of €13.23 million, which had not been drawn down as of December 31, 2001, and a loan of €2.23 million.

In absolute terms, loans to private sector resident borrowers increased significantly, driven by retail banking in the SMEs and Individuals segments.

It should also be borne in mind that Bankinter's lending activity focuses mainly on the domestic market. Noteworthy in the lending portfolio was the increase of 10.15% in secured loans with respect to 2000 (this increase would be 25.16% if securitized secured loans were taken into account). 14% of total mortgage loans in 2001 were arranged over the Internet. Consequently, Bankinter consolidated its position in this business (with a market share of 7.4% (*) of the volume of new mortgage loans granted in the year, which was clearly higher than Bankinter's market share in the other banking aggregates). In addition to having high margins in comparison to other banking products, this area also has high cross-selling probability.

(*) Data calculated using information published by the Spanish National Statistics Institute for November 2001.

thousands of euros	12.31.01	12.31.00	12.31.99	Variation 2001/2000 Amount	Variation 2001/2000 %
Lending to government entities	21,223	42,437	22,342	(21,214)	(49,99)
Lending to resident borrowers	14,294,615	13,203,569	10,201,222	1,091,046	8.26
Commercial bills	1,153,246	1,127,899	984,093	25,347	2.25
Secured loans	9,466,322	8,594,011	6,026,934	872,311	10.15
ex-mortgage securitization 10/01	10,756,473	8,594,011	6,026,934	2,162,462	25.16
Leasing	556,425	528,093	475,110	28,332	5.36
Other credit facilities	3,118,622	2,953,566	2,715,085	165,056	5.59
Lending to nonresident borrowers	511,848	714,982	100,583	(203,134)	(28.41)
Nonperforming loans (*)	54,343	47,563	44,584	6,780	14.25
Subtotal	**14,882,029**	**14,008,551**	**10,368,731**	**873,478**	**6.24**
Loan loss allowance	191,273	140,717	110,364	50,556	35.93
Total	**14,690,756**	**13,867,834**	**10,258,367**	**822,922**	**5.93**
Total ex-mortgage securitization 10/01	15,980,907	13,867,834	10,258,367	2,113,073	15.24

(*) Excluding off-balance-sheet risks.

3. business and earnings

Bankinter's policy is to diversify its lending to avoid the risk arising from concentration in customers, sectors, geographical areas, currencies or maturities. The following table reflects the fragmentation of the Bank's loan portfolio, which considerably reduces risk.

BREAKDOWN OF CREDIT FACILITIES AND LOANS

thousands of euros % of total credit facilities and loans	Up to €150	From €150 to €601	From €601 to €3,005	From €3,005 to €6,010	Over €6,010	Total
Up to 3 months	2.47	2.63	3.28	1.19	7.92	17.49
3 to 12 months	4.13	3.99	3.90	1.09	5.00	18.11
12 to 16 months	2.08	0.63	0.45	0.09	0.30	3.55
Over 36 months	43.67	11.67	3.58	0.76	1.17	60.85
Total	**52.35**	**18.92**	**11.21**	**3.13**	**14.39**	**100.00**



Nonperforming loans

Bankinter has excellent credit quality due to the composition of its loan portfolio, with low exposure to high-risk businesses and few customers in potentially problematic sectors. In the event of a possible slowdown in the world economy, Bankinter can optimistically face any future adverse situation, bearing in mind the following:

(i) The Bank's nonperforming loan ratio is at a historically low level with an ample coverage ratio. The nonperforming loan figure, of €54.45 million is equal to 0.29% of total lending. Bankinter has one of the lowest ratios of nonperforming loans in the European banking industry.

(ii) Bankinter continues to have the highest level of risk coverage and the lowest level of nonperforming and doubtful loans of all Spanish banks. The nonperforming loans coverage ratio was 399.23% (447.17% excluding secured loans).

(iii) The composition of the loan portfolio is of high quality, as shown in the preceding section. The Bank focuses on the domestic retail segment, with less emphasis on the wholesale business. Consequently, Bankinter's country-risk exposure is practically zero. Also, requests for loans from high-risk industries such as telecommunications, airlines and tourism, inter alia, represent a very small percentage of total loans granted by the Bank.

(iv) The Bank has a rigorous policy for analyzing and granting loans and has analysis, sanctioning and automatic risk management systems. 94% of individual business loans are sanctioned by this system. Also, 96% of loans to SMEs are handled and managed in this way.

The Bank is still affected by the extra statistical coverage allowance required in addition to the specific and general-purpose allowances. From July 1, 2000, as a result of the entry into force of Bank of Spain Circular 9/1999, an allowance for the statistical coverage of loan losses was recorded to strengthen coverage of the risks of credit entities. This is an anticyclical allowance which obliges credit entities to record additional provisions with a charge to income in periods of high economic growth, as a precaution against a possible increase in bad debts when the economic cycle turns downward.

On December 21, 2001, the Bank of Spain provisionally authorized the Bank to apply a coefficient of 0.14% in determining the statistical loan loss provision for home mortgage loans to individuals processed by automatic loan processing and origination systems and not securitized prior to December 31, 2000. The approved coefficient was used to calculate the quarterly statistical loan loss provisions throughout 2001. The effect of this coefficient was a reduction of €2 million in the provision. The provisions for other credit facilities and loans continued to be calculated by applying the standard coefficients set forth in Rule 11.9 of Bank of Spain Circular 4/1991. The statistical loan loss provision as of December 31, 2001 amounted to €34.68 million.

In 2001 the Bank commenced an in-house project to analyze all the changes entailed by the future BIS (Bank for International Settlements) regulations on the various risk areas (market, credit, operational and other risk). Specifically, this will enable credit risk to be better managed, since new more advanced internal control methods adapted to the reality of each borrower will have to be developed.

NONPERFORMING LOANS AND ALLOWANCES


250
200
150
100
50
0
Thousands of euros
91
92
93
94
95
96
97
98
99
00
01
Nonperforming loans
Allowances

ANALYSIS OF CREDIT RISK

thousands of euros	12.31.01	12.31.00	12.31.99	Variation 2001/2000 Amount	%
Risk exposure	18,628,203	15,760,071	11,770,003	2,868,132	18.20
Total nonperforming balances	54,449	48,137	44,815	6,312	13.11
Total allowances	217,378	160,054	124,504	57,324	35.82
Mandatory allowances	212,946	159,356	123,809	53,590	33.63
Specific	30,814	30,496	32,729	318	1.04
General	182,132	128,860	91,080	53,272	41.34
%					
Nonperforming loans/total risk exposure	0.29	0.31	0.38	(0.02)	(6.45)
Recorded allowance/nonperforming loans	399.23	332.50	277.82	66.73	20.07
Recorded allowance/unsecured nonperforming loans	447.17	359.19	308.96	87.98	24.49

3. business and earnings



2500 BK - PARTICU
Espe TSF Asa Au

VARIATIONS IN RECORDED ALLOWANCE/NONPERFORMING LOANS



400
300
200
100
% 0
95
96
97
98
99
00
01
Recorded allowance/ nonperforming loans

BREAKDOWN OF NONPERFORMING LOANS BY TYPE OF GUARANTEE

thousands of euros	12.31.01		12.31.00		12.31.99		Variation 2001/2000	
	Balance	%	Balance	%	Balance	%	Amount	%
Personal guarantee	29,423	54.04	26,497	55.04	27,195	60.68	2,926	11.04
Asset collateral	24,427	44.86	20,986	43.60	16,750	37.38	3,441	16.40
Cash collateral	599	1.10	654	1.36	450	1.00	(55)	(8.47)
Guranteed by the public sector					420	0.94		
Total nonperforming loans	54,449	100.00	48,137	100.00	44,815	100.00	6,312	13.11

VARIATIONS IN NONPERFORMING LOANS IN 2001

thousands of euros	2001	2000	1999	Variation 2001/2000 Amount	%
Beginning balance (January 1)	48,137	44,815	45,719	3,322	7.41
+ Additions	104,644	88,028	69,085	16,616	18.88
- Recoveries	85,114	73,516	62,470	11,598	15.78
- Write-offs	13,218	11,191	7,519	2,027	18.11
Ending balance (December 31)	54,449	48,137	44,815	6,312	13.11
Balance of foreclosed assets	10,548	16,444	19,058	(5,896)	(35.86)

CUSTOMER SEGMENTS

In 2001 Bankinter's customer business increased in funds and loans and improved its margins. Income from customer business was €208.96 million, up 19.18% on December 2000. This increase was due to the success of the strategic initiative that combines an innovative multichannel range of products with high service quality.

The method used in the presentation of the data as of December 31, 2000, differs from that used in the 1999 *financial statements. This change was due to fact that the Bank's cost accounting department updated and analyzed operating costs in a quest for better distribution of expenses.*

CUSTOMER BUSINESS DATA

millions of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	17,355.29	16,631.48	4.35
Average credit facilities and loans	16,269.82	13,713.27	18.64
Income before taxes	208.96	175.34	19.18
Net asset value	1,537.30	1,436.73	7.00
Economic value added	180.70	153.45	17.72
Efficiency (%)	50.72	54.02	(3.30) (*)
ROE (%)	22.68	20.50	2.18 (*)

(*) Percentage points



INDIVIDUALS

The total funds captured by Individual Banking amounted to €7,478.1 million, up 9.35% on 2000.

The strong growth in typical bank products (deposits and demand deposits) continued due to the situation in the markets in 2001 and as a result of the launch of new structured products. The decrease in intermediated funds captured continued, albeit at a slower rate than in 2000 (2.08% in 2001, 14.08% in 2000).

Noteworthy on the lending side was its significant growth. In particular, in the mortgage lending area the Bank continued to *occupy a leading position in the market for this type of* transaction. Home mortgage loans amounted to €8,900 million at 2001 year-end, which represented 54.7% of the Bank's total lending. Bankinter's market share of new mortgages in 2001 remained much higher than was to be expected based on the size of its branch network.

In recent years Individual Banking customers have changed the way they deal with Bankinter. The telephone, the Internet and the ATM network, in addition to the Bank's branch network, are used increasingly by customers for inquiries, contracting products and performing their usual transactions. As can be seen in the table, *customers actively use all the channels the Bank has made* available to them.

In parallel, as of December 31, 2001, cross sales per active customer as of December 31, 2001, were 5.8 products, compared with 4.5 products per active customer in 1995.

All the above led to an increase in income before taxes in Individual Banking of 69.14% over 2000.

The efficiency ratio was affected by the transfer of customers towards Private Banking and Personal Finance that took place in 2001.

DAILY CONTACTS PER CHANNEL


70,000
60,000
50,000
40,000
30,000
20,000
10,000
5,000
0
Number of contacts
ATMs
Telephone
Branches
Internet

CROSS-SELLING


6
5
4
Number of products
4.5
5.8
1995
1996
1997
1998
1999
2000
2001

millons of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	7,478.10	6,838.99	9.35
Average credit facilities and loans	10,278.81	8,254.15	24.53
Income before taxes	73.80	43.63	69.14
Net asset value	1,088.96	1,007.67	8.07
Economic value added	59.41	33.43	77.70
Efficiency (%)	63.52	74.45	(10.93) (*)
ROE (%)	14.35	5.97	8.38 (*)

(*) Puntos

In recent years, Bankinter's commercial management of Individual Banking costumers has been aimed at greater use of CRM (Customer Relationship Management) systems and local and remote commercial tools, as can be seen in the graph, which also shows the level of success of this activity.

Commercial activities are performed multichannel and driven by CRM tools. The graph shows *the increasing importance of the impact of CRM* on Bankinter's commercial activity.

CRM, RANGE OF PRODUCTS AND SUCCESS RATE


150
125
100
75
50
30
25
20
15
10
Number of Offerings (thousands)
Success Rate (%)
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.
Number of Offerings
Success Rate (%)

% CUMULATIVE CRM SALES OF TOTAL BANKINTER SALES


25
20
15
10
5
0
%
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec.



banca privada bankinter



private banking

In 2001 the Bank decided to boost the Private Banking business and oriented its relations with customers towards multichannel offerings and counseling.

For this purpose 17 Management and Counseling Centers were created in response to our customers' clear demand for more specialized service.

By opening these centers the Bank intends to close the circle of benefits currently available to customers and to provide more in-depth counseling, which is becoming necessary in an increasingly complex financial world and an economic situation full of uncertainty.


Coruña
Vigo
Oviedo
Santander
Bilbao
San Sebastián
Valladolid
Zaragoza
Barcelona
Valencia
Alicante
Sevilla
Málaga
Murcia
Tenerife
Las Palmas

millions of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	3,011.94	2,864.46	5.15
Average credit facilities and loans	692.14	581.97	18.93
Income before taxes	28.60	33.50	(14.64)
Net asset value	185.56	157.64	17.71
Economic value added	27.47	32.61	(15.76)
Efficiency (%)	34.38	25.32	9.06 (*)
ROE (%)	77.40	110.39	(32.99) (*)

(*) Percentage points

Overall counseling involves:

- Overall management of each customer's assets.
- A structure that minimizes the tax effect and facilitates transfer.
- Diversification enabling conservation of value and growth.
- Value added services that simplify management.
- Family protocol to ensure continuity.
- Active management and planned monitoring.

Planned monitoring involves:

- Periodic meetings to ensure that targets are met.
- Performance of investments.
- Review of the market outlook.
- Redefinition, if appropriate, of the Investor Profile.
- Strategic review of subsequent periods.
- Information on new tax developments.
- Information on investment opportunities.

Experts in markets, investment products and tax matters will be located in these centers and will be available to our customers in order to give them a sound opinion on the financial, tax and asset alternatives that best suit them, once their asset profiles and needs have been ascertained.

Day-to-day banking transactions will continue to be handled at branches, through Telephone Banking or at ebankinter.com, thus ensuring optimum levels of quality and service.

The launch of Private Banking took place under the Bankinter Private Banking commercial brand name using a logo to draw together and define this new era for customers in the Private Banking and Personal Finance Divisions.

Bankinter continued to develop tools on the Internet to enable customers to manage their own investments and included the analysis department's investment criteria on its Web page. Accordingly, customers now have at their disposal everything they need to obtain the portfolio model to match their investor profile, to buy the securities, mutual funds or unit linked or other funds necessary to create these portfolios and, in turn, to receive counseling on how to actively monitor these investments.



banca privada bankinter

finanzas personales

Personal Finance is a business division within Bankinter Private Banking which specializes in integral counseling and management of high net worth customers, and seeks the diversification that is most appropriate to each customer's profile so as to obtain the maximum yield in financial and tax terms.

The specialization and qualification of the professionals, and the in-depth knowledge they have of the customers they counsel enables the appropriate asset structure, based on business, family or personal characteristics, to be provided to each customer at all times.

Counseling on the distribution of assets is not limited to purely financial assets, but also includes the possibility of investing in real estate.

Accordingly, the Personal Finance division's offerings to its customers range from studying asset structures to the appropriate distribution of assets including counseling in all markets, counseling families, tax counseling and administrative management of portfolio companies.

All the foregoing takes place without overlooking basic banking products and the widest and most complete range of investment products on the market.

millions of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	1,743.19	1,530.46	13.90
Average credit facilities and loans	347.42	311.77	11.43
Income before taxes	15.76	16.37	(3.74)
Net asset value	63.34	51.48	23.04
Economic value added	15.15	15.83	(4.27)
Efficiency (%)	22.20	17.86	4.34 (*)
ROE (%)	81.73	89.76	(8.03) (*)

(*) Percentage points





SMALL BUSINESSES

In 2001 the SMEs Division maintained an optimum level of growth, in line with the market situation and the Bank's strategic focus on this segment, on the basic premises of value creation and the search for solutions to assist the development and modernization of small and medium-sized companies. A noteworthy part in this support for modernization was played by the investments made by the Bank in order to facilitate the inclusion of SMEs on the Internet. As of December 31, 56.08% of the customers had a relationship with the Bank through this channel and 29.15% habitually performed transactions in this way.

Average total assets grew by 17.91%. Most noteworthy was the financing of short-and medium-term investments, which showed an increase of 19.43%. A key factor underlying this growth was the automatic sanctioning system for loan transactions, which enabled 94.94% of these transactions to be analyzed.

The volume of SMEs business grew by 21.48%. Once again Bankinter's efforts focused on customer bonding, and this enabled average products per customer to reach 4.99.

millions of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	1,596.50	1,377.69	15.88
Average credit facilities and loans	1,812.55	1,579.94	14.72
Income before taxes	30.27	28.41	6.56
Net asset value	127.48	129.33	(1.43)
Economic value added	26.37	25.35	4.00
Efficiency (%)	50.12	47.95	2.17 (*)
ROE (%)	23.51	24.56	(1.05) (*)

(*) Percentage points




es Lunes
19/Feb /01
GMT - [Technical
MEFF

CORPORATE BANKING

The Corporate Banking Division provides specialized services to medium-sized and large companies and to the public sector.

The division's professionals have been specifically trained in this area and provide customers with innovative solutions tailored to the changing needs of the business world and in line with cutting-edge technological developments.

The model used is based on a close relationship between the customer and the Bank, searching at all times for business opportunities that generate value for both parties.

In 2001 the Corporate Banking segment continued with the trend set in previous years, improving the margins both on loans and on deposits, which gave rise to an increase in net interest revenue of 6.28% over 2000. This is a noteworthy figure, bearing in mind the numerous cuts in interest rates during the year.

As regards operating costs, the increasing use of efficient channels in operations with customers enabled the Bank to reduce these costs by 2.68%. Also, the efficiency ratio was 35.01%, a decrease of 2.70 percentage points.

millions of euros	12.31.01	12.31.00	2001/2000 (%)
Average customer funds	3,525.56	4,019.88	(12.30)
Average credit facilities and loans	3,138.90	2,985.44	5.14
Income before taxes	60.64	53.46	13.43
Net asset value	69.82	77.59	(10.02)
Economic value added	52.31	46.23	13.16
Efficiency (%)	35.01	37.71	(2.70)(*)
ROE (%)	24.83	23.11	1.72(*)

(*) Percentage points

Virtual Banking

In 2001 Bankinter continued to strengthen this model, and now has 394 virtual branches, an increase of 12.57% in the year. Virtual Banking accounted for 12.49% of the income of this division.

Internet Projects

In 2001 several new Internet projects were carried out to create value for companies, and not only in the financial field: ebankinter empresas provides the most complete Internet option for companies. It is an overall solution that fosters commerce. In 2001 a significant effort was made to boost the development of this product, not only by improving its existing uses, but also including innovative products in the market which provided the Bank and its customers with improvements in costs and process efficiency.



EBANKINTER EMPRESAS. TRANSACTIONS


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Transactions
Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

EBANKINTER EMPRESAS ACTIVE CUSTOMERS


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
Jun. Jul. Aug. Sep. Oct. Nov. Dec.



CAPITAL MARKETS AND TREASURY

ECONOMIC ENVIRONMENT AND INTERNATIONAL MARKETS

There was a severe slowdown in the world economy in 2001. One of the most direct consequences of globalization was the simultaneous slowdown in activity in the world's big economic blocks: the U.S., the European Union and Japan. The contraction in investment – after the excesses of recent years – was worsened by the economic and psychological effect of the terrorist attacks suffered by the U.S. on September 11, which led to fall in U.S. customer confidence.

The U.S. went into recession (defined as a fall in GDP for six months) in the second half of 2001. The U.S. authorities applied an aggressive demand-stimulation policy including tax cuts, increased public spending and rapid reductions in interest rates, which might bring economic recovery by mid-2002.

In Europe the economic cycle lagged slightly behind the U.S., although in some countries (Germany and Italy) the economic cooling was clearly noticeable. After several months of high inflation as a result of increases in oil prices, in the last part of the year prices moved back towards the European Central Bank's target levels, enabling the ECB to apply a looser monetary policy.



Spain maintained a significant rate of growth of 2.8% in 2001 (according to the Spanish National Statistics Institute), double the rate of neighboring countries. Job creation continued its positive trend, although with signs of flagging in the last few months of the year. Spain cannot be immune to a more negative economic environment. However, the lack of significant imbalances in the budget and the foreign trade balance enable the future to be viewed with reasonable optimism.

EURO/DOLLAR AND EURO/YEN YEAR 2001


1.3
1.2
1.1
1.0
0.9
0.8
0.7
130
120
110
100
90
80
70
Euro/Dollar
Euro/Yen
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
€/$
€/Y



Foreign exchange market

Despite the profound slowdown in the U.S. economy in 2001, the U.S. dollar remained strong: its value *increased by 5.5% against the euro and 14.8% against the yen. The euro appreciated by 8.8% against the yen* over the year, as the expectations of recovery in Japan faded.

The economic slowdown, which got worse in the second half of the year, brought with it an upturn in the bond markets, and the consequent fall in interest rates over different terms, which was especially pronounced at short-term.

The cuts in interest rates made by the U.S. and European central banks gave support to the bond markets by lowering the price of financing investors' portfolios. Official interest rates in the U.S. fell to their lowest levels for the last forty-years as a result of the containment of inflation and the difficult conditions as regards demand. In Europe the reductions in official interest rates were initially more timid, but became bolder towards the end of the year when inflation was seen to be under control.

YIELD ON SPANISH GOVERNMENT DEBT SECURITIES IN 2000 AND 2001


6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
Yield
3M 6M 12M 18M 2Y 3Y 4Y 5Y 6Y 7Y 8Y 9Y 10Y 30Y
Term
Dec. 2001
Dec. 2000

INTEREST RATES

	December 2001	December 2000
Spain		
Intervention rate	3.25%	4.75%
10-year bond	5.2%	5.2%
U.S.		
Intervention rate	1.75%	6.5%
10-year bond	5.0%	5.1%


Hoy
11:23 GMT

International stockmarkets

2001 was one of the worst years in the history of the world's stock markets. Not since the depression in the 1930s had there been such pronounced, cumulative falls as those between March 2000 and September 2001 (around 50% in Spain, 36% in the S&P500 in the U.S. and 72% in the NASDAQ technology index). The correction of the speculative bubble in recent years appears to have been completed, and at 2001 year-end a renewed spate of purchasing was noticeable on the markets.

STOCKMARKETS IN 2001


130
120
110
100
90
80
70
60
50
IBEX 35
S&P500
NASDAQ
EURO STOXX 50



STOCKMARKETS IN 2001 (IN LOCAL CURRENCY)

	Indexes	Variation in 2001
Spain	Ibex 35	(7.8%)
U.S.	S&P 500	(13.0%)
U.S.	Nasdaq	(21.1%)
U.K.	FTSE 100	(16.1%)
Germany	DAX	(19.8%)
France	CAC 40	(22.0%)
Japan	Nikkei	(23.5%)

The most severely punished industries in 2001 in the European stock markets were technology (-37%), communications media (-23%) and telecommunications (-28%), where prior years' excesses were corrected. Other big fallers were insurance companies (-28%), which were punished because of their high valuations and also, at year-end, by the costs arising from the terrorist attack on the U.S. Only raw materials (+6%) and construction (+1%) showed minimally sustained growth in 2001.

A fall of 7.8% made the Spanish stockmarket the best performer among Western stockmarkets in 2001. This is especially noteworthy bearing in mind that at particular times major stocks suffered severe correctives due to their investments in Argentina or other areas of Latin America.

Industry-by-industry performance on Spanish stockmarkets was a reflection of the events in Europe. The new technologies index fell 18% and the communications index by 13%, dragged down by Telefónica. The iron and steel company index was the best performer, with an increase of 44%, while construction increased by 23% in the year.





THEASURY AND CAPITAL MARKET OPERATIONS

Debt and derivatives markets

In 2001 Bankinter retained its position as the benchmark bank for the Spanish government debt market, with a market share of 3.81% in the primary debt market. Bankinter was also the counterparty in 11.86% of trades in the secondary (Senaf) market.

As a result of the significant falls in interest rates, in 2001 debt markets saw strong growth in trading volumes, which in Spain reached historically high levels. In the Spanish electronic government debt market (Senaf) traded volume increased by 44% on 2000. Bankinter increased its traded volume by 56% over 2000.

Bankinter is one of the 22 government debt market makers (14 of which are nonresident entities). This is the result of the internationalization of interest rate markets after the introduction of the euro.

In the German interest rate futures market (Eurex), Bankinter had a market share of 0.40% with its long-term "bund" contract. This contract is that of highest volume and liquidity in the world.

In 2001 €255.5 million of hedges instrumented in derivatives were arranged for products marketed by the Bank.



Fixed-income securities market

Since the euro entered the capital markets in 1999, European fixed-income securities markets have undergone a significant transformation from being a market specializing in particular countries and currencies and concentrating on national governments as issuers, to a much more global market as far as the number of issuers and risks are concerned.

This process took place gradually but with a clear trend towards the increasing weight of non-government over government issuers. An example of this is that, in the first quarter of 2001, in absolute terms the issues of non-government bonds doubled those of government bonds, plus the fact that issue volume increased by 25%.

The European fixed-income securities markets are becoming "Americanized". In the U.S. the government, government agencies, supranational agencies, municipalities, regions and companies participate in the bond market. All these groups have specific peculiarities as regards their liquidity, price and volatility. In Europe different governments, supranational agencies and other agencies participate in the bond market with Pfandbriefes and corporate and other bonds.

The market showing most growth in 2001 was that of corporate issuers, with a highly diverse range of issuers as regards term, risk, yield and liquidity. Three subsectors have become notably consolidated in this market: telecommunications, utilities and automotive.

Bankinter has made a considerable effort to adapt to this context, by increasing its new bond activity and adding human and technical resources. This has put Bankinter in a privileged position for the future of this new market.





Mention must be made of the creation of a model fixed-income portfolio, encompassing the overall behavior of the new euromarket with a small group of issues. The model portfolio is aimed at institutional customers, given their need for a high minimum investment. It is composed of a selection of strategic assets in the largest bond areas (governments, Pfandbriefes, government agencies and corporate) which remain stable over time (annual reviews are performed), with a tactical distribution of assets, which is revised every month by adjusting the terms and exposures to different risks. In its first six months on the market the annualized yield was 9%, with an average rating of AA2, outperforming the benchmark index and most bonds in the eurozone in risk-yield terms.

As regards corporate promissory notes, in 2001 Bankinter continued to be a benchmark entity both as an issuer and as a placement institution.

Equity markets

Public offerings for sale/for subscription of shares

The sharp falls in international stockmarkets in the first three quarters of 2001, culminating in the market collapse as a result of the events of September 11, led to the postponement or cancellation of several companies' market flotation projects. Mention should be made of the fact that September 2001 was the first month in the last 25 years in which no public offerings were made in the U.S.

In Europe the slowdown in the economic cycle led many companies to reexamine their short- and medium-term strategies and to postpone the expansion projects until they see how the international economic situation develops. The stock market indexes' negative performance led many companies to await the arrival of a better time to list. Listed companies, for their part, decided to finance their most immediate projects in the credit markets rather than by making capital increases.

This diminution in the equity markets' primary activity did not mean the role played by Bankinter was any less important. In 2000 Bankinter became a benchmark for investors as far as public offerings were concerned, and in 2001 the Bank took part in two of the three public offerings of Spanish equities.

The Public Offerings Center at the ebankinter.com broker was the first and is the most important Internet site for information on and subscription to public offerings. The Center offers full information on current public offerings and the opportunity to subscribe to those in which the Bank participates. It also has information on stock market flotation plans, past public offerings and the performance of a portfolio of public offerings that an investor may have subscribed. This is complemented by the "Public Offerings Club", which offers its nearly 6,000 registered users timely information by e-mail messages about public offerings, offering timetables and conditions, recommendations, etc.

As regards Bankinter's participation in the institutional tranches of public offerings, Bankinter participated as underwriter and placement institution in the offering of the Inditex Group, receiving applications for a total of €128.6 *million, which was nearly 24 times the amount underwritten.*

Meriting mention again 2001 was the important work performed by Bankinter's team of analysts. Their analysis skills and the quality of their reports provided vital support to Bankinter's presence in transactions, placement activities and counseling to retail and institutional customers.



Bankinter's liquidity and funding in the capital markets

The consistent growth in lending, and in general of Bankinter's investment activity in recent years, has been systematically accompanied by active and prudent monitoring of financing needs. The monitoring has focused on guaranteeing the conditions for meeting these needs in the most efficient way through the optimum use of different capital market financing instruments.

The objective is to have the flexibility and capability to choose the financing mechanism that is best adapted to the requirements of the Bank's activity at all times in terms of cost, term and, in short, contribution to value creation.

This is only possible by following a strategy of anticipating possible future needs and the permanent monitoring of market developments in financing mechanisms, capital structure and balance sheet management.

Accordingly, Bankinter has at its disposal several updated financing programs and instruments in the Spanish and international markets to obtain financing or to issue all types of securities at short-term (promissory notes, Euro Commercial Paper) and very long-term (bonds, debentures and notes, *mortgage bonds, schuldschein loans) in any form of debt (secured, senior,* subordinated, etc.).

In 2001 the issues focused on the short-term, both under the Bankinter Promissory Note Program and the Euro Commercial Paper Program, through the Bank's subsidiary Bankinter International B.V. The average outstanding balance of these programs amounted to €1,053.9 million and €332.7 million, respectively.

The most significant transaction within this strategy in 2001 was the securitization of 19,868 mortgage loans amounting to €1,322.5 million. This is the third and largest securitization of mortgage bonds that the Bank has performed to date. The bonds issued by the Securitization Fund were all placed in the market and were very well received by institutional investors throughout Europe. This Bankinter 3 issue is the largest Spanish public mortgage securitization issue to be placed in the euromarket to date, and has thus become the benchmark for this type of bonds in Europe.

3. business and earnings

Securitization and other forms of asset disposal enable funds and capital base to be released to sustain the rate of growth in lending, diversifying financing mechanisms, taking more efficient advantage of the Bank's capital structure and maintaining optimum capital adequacy ratios.

Accordingly, Bankinter expects to continue to use this mechanism for mortgage loans and other types of assets and in any other way that financial innovation may offer for the more efficient management of the Group's resources.



The liquidity situation in 2001, measured in terms of dependence on the interbank market and excluding transactions against monetary assets, as of the last day of each month, was as follows:

DEPENDENCE ON INTERBANK MARKET

January	(404)
February	(841)
March	(1,615)
April	(993)
May	(1,018)
June	(1,674)
July	(2,186)
August	(1,527)
September	(1,548)
October	(1,621)
November	(1,602)
December	(1,884)

(Millions of Euros)





INTERNATIONAL BUSINESS

2001 was characterized, mainly in the last quarter, by the considerable instability in the markets, the continuous reductions in the major currencies' interest rates, and the weak growth expectations.

As regards the euro area, the new currency has consolidated itself as the main currency of exchange, which greatly facilitated the monetary transactions between banks in member countries. However, the new payment systems in euros, EURO1, TARGET, etc., and the European Central Bank Directives on cross-border payments have reduced the total fees obtained by banks in this connection.

In Bankinter's case, this fall in fees was amply offset by the strong increase in the volume of business managed.

The volume of international business routed through Bankinter in 2001 increased by 21.95% in comparison with 2000, to €25,000 million. This led to an 11.85% increase in profitability, giving a bottom line of €38.7 million. This was 10% of the Bank's total income and reflects the growing weight of the income in this area of activity in comparison with previous years.

By business segment, business activity with companies naturally continued to be the major contributor to the income statement, representing 53% of the above-mentioned figure. Cross-border payments were the most important single factor in this segment. A significant contribution in this connection was made by the launch, at the end of 2000, of the ebankinter empresas international payments module, which led to significant growth throughout 2001.

In business with individuals, the nonresident sector continued to be the most profitable, due mainly to the significant number of mortgages arranged. This was the result of an increased marketing drive and a more aggressive pricing policy, especially in areas preferred by foreign customers. Most noteworthy in this area was the agreement reached with the Irish bank AIB (Allied Irish Banks) for the arrangement of mortgages on Spanish properties for Irish residents.

Overall, both the lending and the deposits in foreign currencies saw growth, as has usually been the case in recent years. At present these items represent a total of €370 million in the case of lending, and €345 million as regards deposits.

Bankinter's share of this business in the Spanish financial system continued to grow in 2001 and in September represented 6.11% of total import-export transactions.

As regards country-risk transactions, it is important to point out that Bankinter's exposure to countries considered to have low repayment capability is practically zero.

Finally, mention must be made of the significant technological effort made in the Internet area, especially in ebankinter empresas, which led to an expansion of the range of international business products offered through the web page, for both consultation and transaction purposes.

In summary, 2001 can be considered a very satisfactory year for the progress of the Bank's International Business; despite the various international strains, profitability and activity levels continued to grow in both relative and absolute terms.




50
40
30
20
10
0
Millions of euros
25.7
34.6
38.7
1999
2000
2001


30
20
10
0
Thousands of millions of euros
16.3
20.5
25.0
1999
2000
2001



VENTURE CAPITAL

In recent years Bankinter has become known as a credit entity that devotes a significant portion of its equity to developing new technologies and modernizing traditional banking.

In the conviction that the Bank should grow with a significant slant towards investments in new technologies, part of Bankinter's strategy was directed towards investments in companies considered to be of interest and economically viable for the Bank, either because of the type of project they have to develop, or because of the growth expectations or because of the industry they operate in.

The inadequate structure of the traditional financial sector to bear the risk standards applicable to such investments makes it impossible, in certain cases, to correctly assign financial resources. The result is that certain companies with excellent business projects find it impossible to obtain the financing and assistance they need. This leads to the need to separate this activity, which is governed by other risk/return levels and methods, from traditional financing activity.

Supporting itself and, at the same time, benefiting from the relationship of mutual confidence and knowledge between the Bank and its customers, Bankinter performed venture capital activities through the Financial Services Division, with holdings in companies such as Sogecable, Catensa and Filtros Mann, among others.

Venture capital, i.e. the contribution of long-term capital to finance the wide range of business projects, is an instrument of support for the growth of existing companies and for the launch of other start-ups that are not listed on the stock market but play a basic role in the creation of wealth and employment and the renewal of production facilities in developed countries.

The Bankinter Group's Venture Capital activity started as the result of a growing need for financing new projects as a result of the acceleration in the rate of economic growth.







Venture capital companies take minority holdings (between 5% and 40%) in these companies, ensuring that they are represented on the company's management bodies and the appropriate protection of the rights of minority shareholders. The duration of the holdings is limited, and divestment takes place when the investee company reaches sufficient economic and financial maturity.

Bankinter started its venture capital activities by incorporating Intergestora, S.C.R., S.A. in March 1999. This company takes short-term holdings in the capital of nonfinance companies that are not listed on the primary stock market. It has holdings in several industry sectors such as advertising, technical services, consumer goods, construction materials, energy and environmental companies, and represents an investment volume of approximately €9.59 million.



Bankinter also has a subsidiary, Nuevas Tecnologías, S.C.R., S.A., which has the specific objective of investing in the IT, Internet and telecommunications and media sectors as an integrated instrument in Bankinter's strategy of transformation to the Internet.

Investment policy in this area is conditioned by the objective of adding value for Bankinter by investing in talent and ideas that generate intellectual capital and in companies that offer clear synergies with the Bank's strategy.

The holdings are always minority interests, between 5% and 40% of the capital stock, and they cost between €0.30 million and €1.80 million. Bankinter also contributes knowledge and experience in the Internet field. In accordance with the Bank's Venture Capital activity, the holdings are short-term and divestments are made by means of share exchanges, sales or stock market offerings.



3. business and earnings



Capital under management	€000's 37,623
Investment	€000's 31,301
Number of investees	25
Average investment per company	€000's 1,256
Average holding	11% of capital



DISTRIBUTION OF INVESTMENT

By financial instrument used

Holding in Capital	85%
Convertible/Participating loans	15%

By the company's development stage

Initial stage	31%
Start-up	16%
Expansion	53%


BANKIN ER

MOST INNOVATIVE FINANCIAL PRODUCTS IN 2001

One of Bankinter's priorities is to complete its range of products and advise its customers on how to obtain the maximum return from the financial and tax standpoints, according to their needs. Accordingly, the Bank continued to offer its customers new financial products supported by developments and innovations in the Internet environment.

In 2001 the following products, among others, were made available to customers:

Mutual funds

BK Garantía Fondos Internacionales F.I.M.
BK Sector Energía F.I.M.
BK Índice Nasdaq F.I.M.
BK Garantía Diversificación
BK Garantía cupón 5 F.I.M.
BK Garantía cupón 20 F.I.M.
BK Garantía cupón 5-II F.I.M.
BK Garantía cupón 20 Octubre F.I.M.
BK Garantía cupón 20 Noviembre F.I.M.

Deposits

Depósito Acción Crecimiento
Depósito Acción Garantía

Pension funds

Pension plan transfer auction
Retorno 21 Program

Insurance

CAS Revalorización April 2001
CAS Revalorización July 2001
CAS Revalorización November 2001





MUTUAL FUNDS

Gesbankinter, the seventh largest Spanish fund manager by volume, was formed in 1996 and is wholly owned by Bankinter.

As of December 31, 2001, the assets managed amounted to €5,248 million, distributed among 56 securities funds and nine money market funds covering all the financial markets.

Fund management is performed by highly qualified professionals whose funds have always been in the first or second quartile in the ranking of funds.

Gesbankinter's organizational and operating structure ensures that it is permanently adapted to new products on the market and always offers innovative and highly competitive products.

In 2001 the range of sectorial funds was extended by setting up of BK Índice Nasdaq and BK Sector Energía which, with the already existing BK Sector Finanzas, BK Sector Telecom and BK Internet funds, cover the sectors that have the most significant presence in the indexes.

Most noteworthy by trading volume in 2001 were Ebankinter Dinero FIAMM and BK Dinero 98 FIAMM. In 2001 two equity funds and seven guaranteed funds (two equity and five fixed-income funds) were set up.

The structure of the volume of assets under management favored Gesbankinter during the crisis in the sector, and it only fell by 0.04%, whereas in the market the average fall in assets by management company was 2.73% (data provided by INVERCO).


8.42
0.88
44.10
22.37
14.52
9.71
Money market mutual funds
Fixed-income mutual funds
Equity mutual funds
Guaranteed funds
Balanced mutual funds
Funds of funds



Management process

Gesbankinter's management process gives priority to the achievement of objectives pacted with the customer through active and dynamic management.


ASSET DESIGN
ASSET MANAGEMENT
MONITORING COMMITTEES
MEASUREMENT OF RESULTS

This asset management takes into account market expectations as regards macroeconomic, social and political data, and these are applied in the selection of securities (stock picking) using finance houses' analyses and managers' visits to companies.

The monitoring or investment committees monitor the factors affecting the market and the adequacy of the portfolios to economic and business expectations.

Results are measured daily and the monitoring of them ensured that the tracking error did not exceed 2.5%.

INSURANCE AND PENSION PLANS

Reserves and business volume

2001 was a year of consolidation in the different business areas of the Bankinter Group's insurance activity

Insurance and pension plans

Net level premium reserves
millions of euros

	2001	2000	2001/2000 (%)
Life Insurance	12.96	10.21	26.93
Endowment deposit	518.96	466.01	11.36
Unit-Linked	388.79	443.71	(12.38)
Pensions	419.89	374.58	12.10
Total	**1,340.99**	**1,294.51**	**3.59**

Business volume
millions of euros

	2001	2000	2001/2000 (%)
Life Insurance	13.92	12.40	12.26
Endowment deposit	131.32	113.06	16.14
Unit-Linked	70.22	172.81	(59.37)
Pensions	112.38	84.57	32.88
Bankinter Gestión de Seguros (Hogar)	6.92	4.08	69.60
Total	**334.76**	**386.92**	**(13.48)**





Ordinary life insurance

The three types of individual life insurance marketed by Bankinter (renewable annual term insurance, fixed term insurance and loan repayment insurance) are mostly linked to mortgage transactions, and continued to record sustained growth in excess of 12% in volume. This enabled Bankinter to increase its net level premium reserves to €12.96 million.

Life insurance

Volume and reserves evolved differently in the two main product lines.

The unit-linked policies saw a sharp reduction in business in comparison with 2000, when this product boomed, whereas in 2001 it was strongly affected by the stock markets' poor performance, as was foreseen in the notes to the 2000 financial statements.

In contrast, the single-premium Cuenta Ahorrro Seguro (CAS) insurance written continued its excellent rates of growth and acceptance: volume grew by 16%, increasing net level premium reserves to €518.96 million, 11.36% more than in 2000.

Pensions

Despite the uncertainty in the markets in 2001, Bankinter managed to appreciably increase volume and the balance sheet thanks to the increased activity in its branch networks, boosted by the launch of auctions through ebankinter.com and by the Return Program to increase customer bonding. Volume increased by 32.88% and assets under management amounted to €419.89 million, 12.20% higher than in 2000.

Bankinter Gestión de Seguros

The most noteworthy area of the Bankinter Group's insurance activity in 2001 was the business volume obtained through its insurance broker, which increased its household insurance business, its main activity, by 69.60% with new premiums of €6.92 million.



Prospects

In 2002 Bankinter expects similar rates of growth to continue in its insurance brokering, pensions and life insurance businesses, because their potential within the Group is very important. In view of the instability in the market and the lower growth of consumption and investment, business volume in these three areas may be lower than in 2001.

As far as savings life-insurance is concerned, if the equity markets provide greater stability than in 2001, the volume from the unit-linked mutual funds will start to grow again. The CAS figures will grow by more than 10% in 2002.

All the above will be boosted by the introduction of new products through ebankinter.com and by the launch of new savings and life insurance products.

New products

The insurance brokerage activity increased due to the number of insurance companies in the household insurance field and as a result of a restructuring of the leasing-related transactions.

CAS launched three new insurance products in 2001. Their first tranches have terms of 2 to 5 years and their structures are more conservative.

As regards pensions, most noteworthy was the start of Internet auctions and the launch of the bonding plan called Return Program 2001.





BANK CARD SERVICES

In 2001 the business volume generated by cards was €1,773 million, an increase of 20.69% with respect to 2000. This was considerably higher than average growth in the market, which for entities belonging to Visa España was 13.10%. (*)

Bankinter was again the leader in the Visa Oro card business, and was ranked third among the bank and savings bank issuers of Visa España cards, both in number of cards and in billings.

Commercial strategy focused basically on strengthening deferred payment by card, giving rise to an increase of 23.4% in the deferred payment balances as of December 31, 2001.


23,000
22,000
21,000
20,000
19,000
Thousands of cards
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

As a result of this strategy, the Visa Máxima product was launched, with the Clásica and Oro variants, at a very competitive interest rate and with a 1% refund on purchases.

In 2001 the Internet consolidated its position as one of the main channels for capturing new cardholders.

(*) Data provided by Visa España.

EARNINGS

Bankinter's 2001 statement of income reflects the benefits of the strategic initiative launched in 2000. Bankinter met the targets set for 2001. The growth of the main business aggregates evidences this performance: average total assets up by 20.62%; net interest revenue increased by 30.22%, basic margin by 16.81%, net ordinary revenue by 13.16% and net operating income by 16.72%.

At 2001 year-end the net interest revenue was €367.94 million, up 30.22% on 2000. On a quarter-by-quarter basis the Bank obtained a sustained increase in its net interest revenue. The growth in this revenue was driven by sound organic business growth and by the improvement in the customer spread.

Fees decreased as a logical consequence of the adverse conditions in the financial markets. As a result of this negative financial environment, off-balance-sheet funds under management fell by 1.29% and securities-related services (purchases and sales, management, mutual funds, etc.) fell, reducing the fees collected for providing these services. It is important to point out that the net flow (subscriptions less redemptions) of the mutual funds was positive, thus laying the foundation for recovery in this area in the coming months of 2002; also, it suggests that in a more favorable market environment these fees might have mitigated the impact of the fees paid to agents and ceded to Virtual Banking companies. The branch network's positive performance makes the fees paid to agents (€32.62 million, 19.82% up on 2000) ever larger.

Net ordinary revenue grew by 13.16% because the increase in revenues in the upper part of the cascade for exceeded the increase in expenses.

Operating costs were higher than expected, due mainly to personnel expenses, whereas the containment of general expenses was further strengthened.

Personnel expenses were impacted by the new provision requirement for Issue I of convertible debentures for employees of €2.23 million, with a credit to reserves, and the €10.9 million relating to the redemption of Issue III of convertible debentures for employees, the balancing entry for which was a credit to the "Extraordinary Income" caption. Had this provision not been made, the increase in operating expenses would have been 4.13% instead of 10.76%.





General expenses fell by 0.52% in comparison with 2000. The investment in the Internet accounted for 12.5% of total operating costs as opposed to 20.8% in 2000; this fall took place because the marketing and advertising costs decreased although the investment in IT systems remained stable after the launch stage. Technological innovation remains one of the Bank's main priorities.

The Bank's net operating income was €229.03 million, 16.72% up on 2000.

Period amortization of goodwill in consolidation increased by 122.75% because in 2001 Bankinter acquired 0.29% of Sogecable, S.A. and 6.5% of ENCE, S.A., which were included in the consolidated Group by the equity method. The charge to the 2001 income statement in this connection amounted to €1,958 million, €1,172 million of which related to Sogecable, S.A. and €708 million to ENCE, S.A.

Loan loss provisions increased by 35.82% compared with the previous year as a result of the strong growth in lending and the impact of the allowance for the statistical coverage of loan losses. This item continues to drag down attributed income. The provision recorded in 2001 to the allowance for the statistical coverage of loan losses in the income statement amounted to €34.68 million.

The total of the general-purpose provisions and those to the allowance for the statistical coverage of loan losses represented 32.58% of income before taxes for the year.

Group income before taxes was €167.87 million, up 10.09% on 2000; and income attributable to the Group amounted to €98.37 million, up 10.57% on 2000.

2001 was the first year in which the Bankinter Group applied the consolidated tax system for corporate groups.

Excluding the effect of the provision for the statistical coverage of loan losses, attributed income would have been €120.9 million, 19.95% up on 2000 (the increase in income before taxes would have been 21.82%). If the effect of the new provisions that Bankinter had to record for the convertible debentures for employees (€2.33 million) were disregarded, income would have increased by 12.61%.

In short, the quality of Bankinter's earnings, the nonperforming loan coverage ratio (399.23%) and the nonperforming loan ratio (0.29%) place the Bank in a sound position, among Spanish banks, to face the future.

COMPARATIVE STATEMENTS OF INCOME

thousands of euros	2001	2000	1999	Variation 2001/2000 Amount	%
Average total assets	**21,821,517**	**18,091,378**	**15,100,117**	**3,730,139**	**20.62**
Interest revenue	1,104,202	855,435	608,069	248,767	29.08
Of which:					
- Fixed-income securities	130,659	69,480	89,209	61,179	88.05
Interest expense	737,574	574,413	348,472	163,161	28.40
Equities portfolio revenues	1,312	1,534	1,862	(222)	(14.47)
- Equity securities	603	522	1,722	81	15.52
- Shareholdings in non-Group companies	709	1,012	140	(303)	(29.94)
Net interest revenue	**367,940**	**282,556**	**261,459**	**85,384**	**30.22**
Fees collected	182,939	190,567	185,025	(7,628)	(4.00)
Fees paid	54,829	48,464	45,579	6,365	13.13
Revenue from financial transactions	56,998	64,092	57,085	(7,094)	(11.07)
Total net ordinary revenue	**553,048**	**488,751**	**457,990**	**64,297**	**13.16**
Other operating revenues	10,591	10,795	10,480	(204)	(1.89)
General administrative expenses	304,622	276,016	220,776	28,606	10.36
Personnel expenses	168,715	138,025	123,481	30,690	22.24
Of which:					
Wages and salaries	116,009	101,313	91,265	14,696	14.51
Employee welfare expenses	26,445	24,733	22,328	1,712	6.92
Of which: Pensions	2,910	2,815	2,380	95	3.37
Other administrative expenses	135,907	137,991	97,295	(2,084)	(1.51)
Depreciation and amortization and write-downs of property and equipment and intangible assets	23,162	22,861	21,245	301	1.32
Other operating expenses	6,822	4,443	3,801	2,379	53.54
Net operating income	**229,033**	**196,226**	**222,648**	**32,807**	**16.72**
Net gains (losses) on companies carried by the equity method	15,997	10,537	10,552	5,460	51.82
Amortization of goodwill in consolidation	1,958	879	183	1,079	122.75
Gains on Group transactions	5,255	10,870	7,460	(5,615)	(51.66)
Losses on Group transactions	694	1,723	186	(1,029)	(59.72)
Write-offs and provisions for loan losses	68,597	46,409	27,455	22,188	47.81
Of which: New Bank of Spain Circular	34,782	18,187	-	16,595	91.25
Write-downs of long-term financial investments	6,159	2,069	(62)	4,090	197.68
Provision to general risk allowance	(24)	(221)	(41)	197	(89.14)
Extraordinary income	19,124	10,485	27,757	8,639	82.39
Extraordinary charges	24,153	24,771	40,575	(618)	(2.49)
Income before taxes	**167,872**	**152,488**	**200,121**	**15,384**	**10.09**
Corporate income tax	59,259	53,519	67,233	5,740	10.73
Other taxes	-	-	-	-	-
Consolidated net income	**108,613**	**98,969**	**132,888**	**9,644**	**9.74**
Income attributed to minority interests	**10,248**	**10,007**	**5,147**	**241**	**2.41**
Income attributed to the Group	**98,365**	**88,962**	**127,741**	**9,403**	**10.57**
Income attributed to the Group ex-Bank of Spain provisions	120,869	100,765	127,741	20,104	19.95

3. business and earnings

QUARTERLY STATEMENTS OF INCOME, 2001

thousands of euros	2001 December	2001 September	2001 June	2001 March	2000 December
Interest revenue	262,556	280,828	285,192	275,626	263,444
Of which:					
Fixed-income securities	35,375	30,742	32,447	32,095	18,070
Interest expense	162,179	188,947	194,920	191,528	182,451
Equities portfolio revenues	89	374	746	103	161
Net interest revenue	**100,466**	**92,255**	**91,018**	**84,201**	**81,154**
Fees and commissions, net	34,121	29,187	31,173	33,629	36,251
Revenue from financial transactions	10,475	13,552	17,039	15,932	12,128
Total net ordinary revenue	**145,062**	**134,994**	**139,230**	**133,762**	**129,533**
Operating expenses	93,019	70,153	75,244	66,206	79,827
a) Personnel	56,941	38,618	37,471	35,685	40,412
b) General and administrative	36,078	31,535	37,773	30,521	39,415
Depreciation	5,723	5,831	5,886	5,722	6,025
Other operating income	842	599	1,046	1,282	1,745
Net operating income	**47,162**	**59,609**	**59,146**	**63,116**	**45,426**
Income of on companies carried by the equity method	6,530	5,725	2,758	984	3,215
Amortization of goodwill in consolidation	791	549	312	306	293
Gains (losses) on Group transactions	66	(707)	254	4,948	(665)
Write-offs and provisions for loan losses	14,331	18,201	18,916	17,149	19,315
Of which: New Bank of Spain Circular	5,609	9,935	9,183	10,055	9,302
Write-downs of long-term financial investments	4,605	363	327	864	(64)
Extraordinary income (loss)	10,965	(6,006)	(4,192)	(5,772)	7,755
Income before taxes	**44,996**	**39,508**	**38,411**	**44,957**	**36,187**
Corporate income tax	15,098	14,513	14,166	15,482	12,692
Other taxes	-	-	-	-	-
Consolidated income for the quarter	**29,898**	**24,995**	**24,245**	**29,475**	**23,495**
Income attributed to minority interests	**2,937**	**2,082**	**2,633**	**2,596**	**2,002**
Income attributed to the Group	**26,961**	**22,913**	**21,612**	**26,879**	**21,493**
Income attributed to the Group ex-Bank of Spain provisions	30,777	29,091	27,530	33,471	28,736





3. business and earnings

[illegible]

% of average total assets	2001	2000	1999
Average total assets	**100.00**	**100.00**	**100.00**
Interest revenue	5.06	4.73	4.03
Of which: Fixed-income securities	0.60	0.38	0.59
Interest expense	3.38	3.18	2.31
Equities portfolio revenues	0.01	0.01	0.01
- Equity securities	0.00	0.00	0.01
- Shareholdings in non-Group companies	0.00	0.01	0.00
- Shareholdings in Group companies	0.00	0.00	0.00
Net interest margin	**1.69**	**1.56**	**1.73**
Fees collected	0.83	1.06	1.23
Fees paid	0.25	0.27	0.30
Revenue from financial transactions	0.26	0.35	0.38
Total net ordinary margin	**2.53**	**2.70**	**3.03**
Other operating revenues	0.05	0.06	0.07
General administrative expenses	1.39	1.53	1.44
Personnel expenses	0.77	0.76	0.80
Of which: Wages and salaries	0.53	0.54	0.58
Employee welfare expenses	0.12	0.14	0.15
Of which: Pensions	0.01	0.02	0.02
Other administrative expenses	0.62	0.76	0.64
Depreciation and amortization and write-downs of property and equipment and intangible assets	0.11	0.13	0.14
Other operating expenses	0.03	0.02	0.03
Net operating margin	**1.05**	**1.08**	**1.49**
Net gains (losses) on companies carried by the equity method	0.07	0.06	0.07
Amortization of goodwill in consolidation	0.01	0.00	0.00
Gains on Group transactions	*0.02*	*0.06*	*0.05*
Losses on Group transactions	0.00	0.01	0.00
Write-offs and provisions for loan losses	0.31	0.26	0.18
Write-downs of long-term financial investments	0.03	0.01	(0.00)
Provision to general risk allowance	(0.00)	(0.00)	(0.00)
Extraordinary income	0.09	0.06	0.18
Extraordinary charges	0.11	0.14	0.29
Income before taxes	**0.77**	**0.85**	**1.33**
Corporate income tax	0.27	0.30	0.45
Other taxes	0.00	(0.00)	0.00
Consolidated net income	**0.50**	**0.55**	**0.88**
Income attributed to minority interests	**0.05**	**0.06**	**0.03**
Income attributed to the Group	**0.45**	**0.49**	**0.85**



PROFITABILITY BY BUSINESS AREA

The most noteworthy feature of the growth in the bank's income by business area was that obtained in the customer business which at 2001 year-end amounted to €208.97 million as of december 31, 2000, up 19.18% on 2000. particularly striking was the progressive growth shown in 2001 in areas such as corporate banking (13.43%), individuals (69.14%), and smes (6.56%). other customer income statement aggregates also grew significantly in 2001: as net interest revenue (+24.2%), as did certain management ratios such as roe (22.68%) and the efficiency ratio (50.72%).

The income from treasury trading amounted to €23.85 million, up 15.6% on 2000, and contributed 15.05% to income before taxes. As in prior years, a substantial portion of the income obtained in the capital markets area was allocated to voluntary general-purpose provisions.

The "Other Businesses" caption includes mainly the cost of investments in technology, mainly relating to the Internet. Although these investments continued to be important in volume terms, they were 34.6% lower than in the previous year. This fall was due mainly to the decrease in investment in marketing, which enabled customer capture costs to be reduced in comparison with 2000 without affecting new customer captures or the number of products acquired by them.

The Corporate Center business reported income of €37.94 million in 2001, down 15.00% on 2000. This fall in income arose basically as a result of the lower return obtained on the Bank's equity.

[data in %]			thousands of euros	
	2001	2000	2001	2000
Customer business	137.45	127.92	208,966	175,339
Treasury trading	15.69	15.05	23,848	20,627
Other businesses	(16.88)	(28.51)	(25,663)	(39,072)
Corporate center	24.95	32.56	37,936	44,631
Depreciation and provisions	(61.21)	(47.02)	(93,061)	(64,452)
Total	**100.00**	**100.00**	**152,026**	**137,073**

(*) The 2000 data were obtained based on the new accounting method implemented by the Bank.

YIELDS AND COSTS

Presented below is a breakdown of net interest revenue in the statement of income, showing the relative weight of the various assets and liabilities in the Group's balance sheet.

The impact of reductions in interest rates affected Bankinter's net interest revenue less than it did those of other entities because the Bank has one of the tightest margins in the industry and, accordingly, it is less sensitive to reductions in interest rates.

Bankinter has opted to offer quality products and services at competitive rates while avoiding very aggressive pricing strategies (e.g. the Internet deposit war). This policy had a positive effect on both the asset and the liability sides. The yield of net interest revenue was 1.69%, as compared to 1.56% in 2000.



3. business and earnings





thousands of euros	2001 Average Balance	Relative Weight (%)	Revenue or Expense	Average Rate %	2000 Average Balance	Relative Weight (%)	Revenue or Expense	Average Rate %
Assets								
Cash on hand and on deposit at central banks	220,794	1.01	7,364	3.34	204,943	1.13	5,401	2.64
Government debt securities	1,946,112	8.92	91,526	4.70	543,493	3.00	26,891	4.95
Due from banks	2,763,985	12.67	159,929	5.79	3,088,172	17.07	183,188	5.93
Credit facilities and loans	14,733,586	67.52	805,933	5.47	12,119,849	67.00	597,366	4.93
Fixed-income securities	788,176	3.61	39,133	4.97	910,048	5.03	42,589	4.68
Equity securities	155,190	0.71	1,312	0.85	126,655	0.70	1,534	1.21
Average earning assets	**20,607,843**	**94.44**	**1,105,197**	**5.36**	**16,993,160**	**93.93**	**856,969**	**5.04**
Property and equipment and intangible assets	156,721	0.72		0.00	146,184	0.81		0.00
Other assets	1,056,953	4.84		0.00	952,034	5.26		0.00
Average total assets	**21,821,517**	**100.00**	**1,105,197**	**5.07**	**18,091,378**	**100.00**	**856,969**	**4.74**
Liabilities and capital								
Due to banks	3,689,780	16.91	184,018	4.99	2,657,383	14.69	112,388	4.23
Customer deposits	13,380,203	61.32	452,567	3.38	11,446,650	63.27	383,288	3.35
Bonds and notes	2,068,201	9.48	89,809	4.34	1,446,766	8.00	67,482	4.66
Subordinated liabilities	197,767	0.91	11,181	5.65	197,767	1.09	11,255	5.69
Average interest-bearing funds	**19,335,951**	**88.62**	**737,575**	**3.81**	**15,748,566**	**87.05**	**574,413**	**3.65**
Other liabilities	1,721,055	7.88		0.00	1,606,454	8.88		0.00
Equity	764,511	3.50		0.00	736,358	4.07		0.00
Average total funds	**21,821,517**	**100.00**	**737,575**	**3.38**	**18,091,378**	**100.00**	**574,413**	**3.18**
Net interest margin				**1.69**				**1.56**



ANALYSIS OF OPERATING COSTS

Operating costs grew by 10.76% in 2001. This caption can be broken down into personnel expenses, which increased by 22.24%, and general expenses, which grew by 0.52%.

The sharp growth in personnel expenses was connected with the new provision required for the convertible debentures for Group employees and another provision for an incentive plan for employees, which gave rise to an increase of €21 million in personnel expenses. Excluding these provisions, personnel expenses would have risen by only 8.3%.

The portion accrued in 2001 of the value of the options implicit in Convertible Debenture Issue I for employees was recorded as a personnel expense; the balancing entry is a liability accrual account qualifying as equity for the purposes of compliance with the requirements of Bank of Spain Circular 5/1993. The €2.33 million recorded as personnel expenses in this connection as of December 31, 2001, signified a decrease in income for the year but did not affect the Bank's value or the volume of its computable equity.

[illegible] OPERATING COSTS

				Variation 2001/2000	
percentage	2001	2000	1999	Absolute	%
Personnel expenses	**52.07**	**47.18**	**52.46**	**4.88**	**0.10**
Wages and salaries	35.80	34.63	38.78	1.17	0.03
Social security costs	7.27	7.54	8.52	(0.28)	(0.04)
Other expenses	9.00	5.01	5.16	3.99	0.80
Other operating expenses	**47.93**	**52.82**	**47.54**	**(4.89)**	**(0.09)**
Other administrative expenses	41.94	47.17	41.34	(5.23)	(0.11)
Buildings, installations and other fixed assets	6.18	5.99	7.14	0.19	0.03
IT	12.96	13.36	11.41	(0.40)	(0.03)
Other expenses	22.80	27.82	22.79	(5.02)	(0.18)
Depreciation and amortization and write-downs of property and equipment and intangible assets	7.15	7.82	9.03	(0.67)	(0.09)
Other operating expenses	2.11	1.52	1.62	0.59	0.39
Other operating revenues	(3.27)	(3.69)	(4.45)	0.42	(0.11)
Total operating costs	100.00	100.00	100.00	-	-

The payments under the pluriannual incentive plans in 2001 were also recorded under the "Personnel Expenses" caption, and the amount used of the in-house allowance recorded to meet these payments was recorded as an extraordinary expense in 2001 (in prior years it was recorded as a reduction of personnel expenses).



As a result of the early redemption of the Issue III debentures, the Bank recorded a personnel expense of €10.93 million for the difference between the initial value of the options implicit in this issue (January 2001) and their value on the redemption date (December 2001). Since the balancing entry was in the "Extraordinary Income" caption, income for the year was not affected.

Taking into account the matters described above, of the 22.24% year-on-year increase in personnel expenses, 1.7 percentage points related to the accrual of the value of the option premium implicit in Convertible Debenture Issue I; 7.9 percentage points related to the extraordinary cost for the Bank of the difference in the value of the option premium implicit in Convertible Debenture Issue III between the issue date and the redemption date; and 4.5 percentage points related to the reclassification of the settlement of the incentive plans. The remainder (8.3%) related to the increase in typical personnel expenses.

				Variation 2001/2000	
thousands of euros	**2001**	**2000**	**1999**	**Absolute**	**%**
Personnel expenses	**168,715**	**138,025**	**123,481**	**30,690**	**22.24**
Wages and salaries	116,009	101,313	91,265	14,696	14.51
Social security costs	23,538	22,057	20,061	1,481	6.71
Other expenses	29,168	14,655	12,155	14,513	99.03
Other operating expenses	**155,300**	**154,500**	**111,861**	**800**	**0.52**
Other administrative expenses	135,907	137,991	97,295	(2,084)	(1.51)
Buildings, installations and other fixed assets	20,036	17,522	16,799	2,514	14.35
IT	42,008	39,093	26,853	2,915	7.46
Other expenses	73,863	81,376	53,643	(7,513)	(9.23)
Depreciation and amortization and write-downs of property and equipment and intangible assets	23,162	22,861	21,245	301	1.32
Other operating expenses	6,822	4,443	3,801	2,379	53.54
Other operating revenues	(10,591)	(10,795)	(10,480)	204	(1.89)
Total operating costs	**324,015**	**292,525**	**235,342**	**31,490**	**10.76**



60
50
40
Efficiency ratio
1995
1996
1997
1998
1999
2000
2001

The Bank's general administrative expenses increased by 0.52% in 2001. Although the Bank continued to invest in technology as part of its strategy, this item remained stable and an effort was made to contain and control expenses.

The efficiency ratio of 55.08%, slightly better than in 2000, was again one of the best in the banking industry.



CONTRIBUTION OF BANKINTER TO SPAIN'S GROSS DOMESTIC PRODUCT

In terms of gross generation of wealth for the Spanish economy, Bankinter's contribution to GDP in 2001 amounted to €341.22 million, made up as follows:

- Surplus retained at the Bank (depreciation and amortization, provisions and reserves): 27.69%
- Employee salaries: 45.89%
- Remuneration of capital (dividends): 18.89%
- Direct contribution to the State (corporate income tax): 7.53%

thousands of euros	2001	2000	1999	2001/2000 (%)
Employee salaries	156,584	123,614	111,814	26.67
Direct taxes	25,679	17,223	49,086	49.10
Corporate income tax	23,712	15,504	47,409	52.94
Other taxes	1,967	1,719	1,677	14.45
Dividend	64,463	64,307	64,577	0.24
Surplus retained at the Bank	94,491	63,257	59,921	49.38
Depreciation and amortization	19,604	19,329	17,850	1.42
Provision to reserves	39,910	25,672	41,386	55.46
Other provisions	34,977	18,256	685	91.59
TOTAL	**341,217**	**268,401**	**285,398**	**27.13**





3. business and earnings

77

Assets **thousands of euros**	**12.31.01**	**12.31.00**	**12.31.99**	**12.31.98**	**12.31.97**
Cash on hand and on deposit at central banks	283,167	134,533	307,326	61,039	98,187
Cash on hand	55,341	40,324	49,594	30,357	25,621
Cash at Bank of Spain	198,271	39,920	234,120	30,682	72,566
Cash at other central banks	29,555	54,289	23,612		-
Government debt securities	2,030,414	1,198,892	492,769	2,595,381	1,691,675
Due from banks	2,523,156	2,037,579	2,774,682	2,107,040	2,414,350
Demand deposits	131,848	149,509	165,500	79,916	45,689
Other	2,391,308	1,888,070	2,609,182	2,027,124	2,368,661
Credit facilities and loans	14,690,756	13,867,834	10,258,367	8,985,827	6,349,050
Debentures and other fixed-income securities	726,039	852,829	967,473	135,703	136,412
Public-sector	14,065	16,155	17,520	106,427	38,561
Other	711,974	836,674	949,953	29,276	97,851
Pro memoria: Bankinter securities	-	109	79	72	234
Equity securities	51,874	28,813	44,639	133,948	49,553
Shareholdings in non-Group companies	55,904	21,967	18,305	11,509	10,674
Banks	-	-	-		-
Other	55,904	21,967	18,305	11,509	10,674
Shareholdings in Group companies	80,036	65,622	57,281	51,200	47,119
Banks	-	-	-		-
Other	80,036	65,622	57,281	51,200	47,119
Intangible assets	-	5	10	78	30
Incorporation expenses	-	-	-		-
Other deferred charges	-	5	10	78	30
Goodwill in consolidation	23,281	10,843	-	3,156	415
Companies consolidated by the global or proportional integration method	-	-	-	2,843	-
Companies carried by the equity method	23,281	10,843	-	313	415
Property and equipment	138,027	142,238	136,149	143,095	150,277
Land and buildings for own use	38,848	40,938	42,427	39,222	39,150
Other property	34,626	36,198	35,883	42,774	55,666
Furniture, installations and other	64,553	65,102	57,839	61,099	55,461
Treasury stock	15,091	16,117	15,692	9,905	30,958
Pro memoria: Par value	2,112	2,231	2,212	1,509	4,393
Other assets	663,063	632,348	328,769	352,607	344,326
Accrual accounts	139,548	105,952	60,352	70,499	61,562
Losses at consolidated companies	23,794	21,010	22,931	14,983	13,282
Companies consolidated by the global integration method	2,410	13	2,292	469	3,582
Companies carried by the equity method	21,384	20,997	20,639	14,514	9,700
Total Assets	**21,444,150**	**19,136,582**	**15,484,745**	**14,675,970**	**11,397,870**

Liabilities and capital thousands of euros	12.31.01	12.31.00	12.31.99	12.31.98	12.31.97
Due to banks	3,843,878	4,217,718	2,826,502	4,255,183	2,730,728
Demand deposits	96,128	163,117	102,019	105,886	108,783
Time or notification deposits	3,747,750	4,054,601	2,724,483	4,149,297	2,621,945
Customer deposits	12,587,644	11,021,564	8,096,951	8,201,297	6,848,533
Savings deposits	8,710,200	7,594,694	5,623,050	5,060,666	4,078,120
Demand	5,142,993	4,289,209	3,645,638	3,426,130	2,243,416
Time	3,567,207	3,305,485	1,977,412	1,634,536	1,834,704
Other deposits	3,877,444	3,426,870	2,473,901	3,140,631	2,770,413
Demand	-	-	-		-
Time	3,877,444	3,426,870	2,473,901	3,140,631	2,770,413
Bonds and notes	2,583,962	1,652,126	2,312,679	518,818	216,010
Bonds and debentures outstanding	1,310,776	1,069,153	818,815	517,592	213,137
Notes and other debt securities	1,273,186	582,973	1,493,864	1,226	2,873
Other liabilities	638,433	540,654	661,064	495,655	410,772
Accrual accounts	268,659	269,806	188,909	166,180	153,204
Provisions for contingencies and expenses	148,721	121,079	105,464	86,612	65,396
Pension allowance	-	-	-	3,732	3,732
Provision for taxes	-	-	-		-
Other provisions	148,721	121,079	105,464	82,880	61,664
General risk allowance	39,690	35,603	31,248	27,743	25,880
Negative difference in consolidation	-	-	31	30	-
Companies consolidated by the global or proportional integration method	-	-	31	30	-
Companies carried by the equity method	-	-	-		-
Consolidated income for the year	108,613	98,969	132,888	116,867	108,405
Group	98,365	88,962	127,741	116,867	108,405
Minority interests	10,248	10,007	5,147		-
Subordinated liabilities	197,767	197,767	197,767	197,767	60,101
Minority interests	269,519	269,519	269,519		-
Paid-in capital stock	112,863	111,663	111,458	111,644	124,391
Additional paid-in capital	227,422	206,564	203,389	214,537	226,023
Reserves	342,630	327,847	289,011	237,754	387,064
Revaluation reserves	22,227	22,227	22,227	22,227	22,227
Reserves at consolidated companies	52,122	43,476	35,638	23,656	19,136
Companies consolidated by the global integration method	13,464	17,650	14,450	11,287	10,776
Companies carried by the equity method	38,658	25,826	21,188	12,369	8,360
Total liabilities and capital	**21,444,150**	**19,136,582**	**15,484,745**	**14,675,970**	**11,397,870**

3. business and earnings


BAN

thousands of euros	2001	2000	1999	1998	1997
Average total assets	**21,821,517**	**18,091,378**	**15,100,117**	**12,989,687**	**10,205,282**
Interest revenue	1,104,202	855,435	608,069	650,049	630,816
Of which:					
- Fixed-income securities	130,659	69,480	89,209	115,376	153,607
Interest expense	737,574	574,413	348,472	426,707	412,745
Equities portfolio revenues	1,312	1,534	1,862	1,647	1,635
- Equity securities	603	522	1,722	667	992
- Shareholdings	708	1,012	140	974	643
- Shareholdings in Group companies	1			6	
Net interest revenue	**367,940**	**282,556**	**261,459**	**224,989**	**219,706**
Fees collected	182,939	190,567	185,025	167,196	146,419
Fees paid	54,829	48,464	45,579	37,948	32,581
Revenue from financial transactions	56,998	64,092	57,085	67,265	70,853
Total net ordinary revenue	**553,048**	**488,751**	**457,990**	**421,502**	**404,397**
Other operating revenues	10,591	10,795	10,480	7,314	5,716
General administrative expenses	304,622	276,016	220,776	203,004	192,108
Personnel expenses	168,715	138,025	123,481	114,721	111,368
Of which:					
Wages and salaries	116,009	101,313	91,265	85,951	80,758
Employee welfare expenses	26,445	24,733	22,328	21,612	22,881
Of which: Pensions	2,910	2,815	2,380	2,723	4,652
Other administrative expenses	135,907	137,991	97,295	88,283	80,740
Depreciation and amortization and write-downs of property and equipment and intangible assets	23,162	22,861	21,245	19,689	17,489
Other operating expenses	6,822	4,443	3,801	2,993	3,804
Net operating income	**229,033**	**196,226**	**222,648**	**203,130**	**196,712**
Net gains (losses) on companies carried by the equity method	15,997	10,537	10,552	4,183	367
Amortization of goodwill in consolidation	1,958	879	183	96	72
Gains on Group transactions	5,255	10,870	7,460	180	595
Losses on Group transactions	694	1,723	186	2,296	156
Write-offs and provisions for loan losses	68,597	46,409	27,455	19,178	11,714
Of which: New Bank of Spain Circular	34,782	18,187	-	-	-
Write-downs of long-term financial investments	6,159	2,069	(62)	66	60
Provision to general risk allowance	(24)	(221)	(41)	(72)	-
Extraordinary income	19,124	10,485	27,757	14,232	13,204
Extraordinary charges	24,153	24,771	40,575	25,807	40,670
Income before taxes	**167,872**	**152,488**	**200,121**	**174,354**	**158,206**
Corporate income tax	59,259	53,519	67,233	57,968	49,674
Other taxes	-	-	-	(481)	126
Consolidated net income	**108,613**	**98,969**	**132,888**	**116,867**	**108,406**
Income attributed to minority interests	**10,248**	**10,007**	**5,147**	**-**	**-**
Income attributed to the Group	**98,365**	**88,962**	**127,741**	**116,867**	**108,406**
Income attributed to the Group ex-Bank of Spain provisions	120,869	100,765	127,741	116,867	108,406

4


1
3
C
4


5
3

4. distribution channels



Bankinter has different distribution channels to efficiently supply products and services to its customers. The Bank has increased its commercial capabilities without significantly increasing its number of employees or branches, thanks to this decisive option for alternative distribution channels other than the branch network. Nearly 64% of Bankinter transactions are performed through channels other than the branch network. In 1995 69% of the Bank's transactions were carried out through the branch network; in 2001 the transactions performed through this channel increased in absolute terms but decreased in relative terms. This trend will continue in coming years, with the resulting cost saving. The customers' relationship with the Bank is increasingly based on the technology placed at their service, as shown in the customer acquisition graphs. Over 63% of the Bank's new customers were acquired through remote *channels*.


100
50
0
38%
69%
36%
1995
1996
1997
1998
1999
2000
2001
Cellular phones
Cards
ebankinter.com
Telephone Banking
Interactive Banking
Branch Network
(*) annual





1%
1%
5%
9%
36%
48%
Others
Telephone Banking
Virtual Banking
Agent Network
Internet (*)
Branch Network

(*) Of the 48%, 20% correspond to ebankinter.com and 28% to agreements with portals and other Internet alliances.



BRANCH NETWORK

Bankinter is present in all of Spain through its branch network which totaled 282 branches as of December 31, 2001. In 2001 six new branches were opened and none were closed.

The branches represent the Bank's closest customer-contact channel, and provide customized and advisory services tailored to the needs of each customer. This important and indispensable aspect of the branches does not impede them from facilitating access to other distribution channels. Accordingly all Bankinter branches are equipped with Internet stations and telephones connected to the Telephone Banking service which are available to customers.

The Administrative Centers provide great support particularly to the Agent Network, Virtual Banking, and branches, because they free up human resources which would otherwise be used for clerical work with scant added value and who now concentrate on purely commercial tasks. At December 31, 2001, Bankinter had 23 Administrative Centers which performed 28.53% of the total transactions made by the Bank's branches and 42.32% of the operating transactions.

Corporate Banking has 37 Company Management Centers staffed by professionals specialized in the corporate area. At 2001 year-end, 17.10% of the operating transactions and inquiries had been carried out through the Management Centers, evidencing that customers have learned to use the alternative channels to the branch network.

Also, 17 Management and Advisory Centers have been set up, where private banking professionals provide advisory services to customers.



TELEPHONE BANKING

In 2001 Bankinter Telephone Banking, the pioneer in the Spanish financial sector, continued to consolidate its leadership position, and grew significantly in the new customer attention "ebankinter responde" service provided to ebankinter.com customers, in terms of the number of incoming and outgoing calls and of e-mails processed, converting Telephone Banking into a real Contact Center.

The calls received through this service grew by 35% to a total of 599,338, and the e-mails processed totaled 129,289, representing a 54% increase.

The automatic service answered 84% of the total calls and completely resolved 50% of those calls. In certain regular banking transactions, such as inquiries concerning credit card balances and activity, the automatic service represented 72% and 51%, respectively, of the total transactions. In 2001 Bankinter continued to pursue its commitment to improve the level of customer attention and service efficiency. The quality improvement perceived by customers of the automatic service improved to an ISN score of 80 in the last few months of 2001.

With Bankinter Telephone Banking, customers have the possibility of performing, in real time, almost all their banking transactions. Furthermore, this service is becoming an increasingly commercial activity, as reflected in the number of product cross-selling opportunities arising from customer calls and ultimately processed. This is an alternative channel to the branch network, where more time can be dedicated to the provision of advisory and personalized services to customers, whereas Telephone Banking deals with a significant part of the inquiries and transactions of many other users.


80
75
70
65
78.35
76.73
67.24
1999
2000
2001

In 2001 more than 60.8 million transactions were performed through Telephone Banking, representing 12% of the total transactions carried out at the Bank. Furthermore, 70,083 sales opportunities were attended to by the Telephone Banking personnel.

Net customer satisfaction with Telephone Banking also improved in 2001, with an ISN score of 81.31 as of December 31, 2001 for the total services offered. A noteworthy ISN of 82.69 was obtained for attention to individual banking customers, clearly reflecting the high level of customer satisfaction with the service.

In line with the idea of supplementing Telephone Banking with new products and services, various specialized services were consolidated in 2001: the technical inquiries and Internet surfing service, services provided by funds, Stock Exchange, home loans and mortgage specialists, customer attention services in English, etc.





As a result of the Bank's ongoing commitment to innovation, in 2001 the Telephone Banking employees contributed more than 1,103 business ideas. This high level of participation in projects for the generation of ideas put into practice by the Bank evidences the high degree of cooperation and willingness of each and every member of the Telephone Banking team.

In 2002, Bankinter Telephone Banking will be ten years old. Ten years of leadership which will make 2002 a year full of renovation and future projects, in order to attain the service and efficiency levels required to face up to the first five years of this millennium.

AGENT NETWORK

In 2001 the Bankinter agent network continued to enjoy considerable growth in its business volume and consolidated its position as the leader in this product and service distribution channel.

The agent network arose in response to the demand inherent in the Bank's growth. It was set up through an alternative distribution system to the traditional branch network by means of associating with professionals related to the financial world and advisory services, in order to contribute to the sustained growth of the business without incurring the structural costs of traditional branch networks.

After the regulation implemented in 1995, this network experiences a strong commercial boost and became one of the strategic projects of Bankinter. Six years later, it now has a significant number of finance agents and volume of business. Bankinter's agent network currently serves 88,365 customers and at year-end managed €1,372 million of customer deposits, €689 million of equity securities, and €832 million of credit facilities and loans. In line with the Bank's policy of transferring the operating costs to the level of each center and customer, business management has become more efficient with the resulting effect on the Statement of Income.





In order to achieve a top-class operating platform, since 1999 Bankinter has provided its agents with an Extranet which is the main link between them and the Bank and has a significant number of applications. In 2001, a new Extranet image was created so that it can continue to be the fastest, most comfortable, easily accessible and flexible work tool for communication, information, training and management, and the reference point for major new developments at any time.

For this purpose, the Bank made a special effort to optimize response times, which have been reduced by 50%, and started to reorganize and screen contents.

In 2001, after a phase of immense growth during which Bankinter performed a universal commercial activity, and because of the desire to offer customers a wider range of banking products and services, the need for more effective management of this business to make it stronger and more competitive in the future became apparent.

The fact that Bankinter pioneered distribution through a Network of Financial Agents provides it with first-hand experience in development of the business. It has also provided the Bank with a critical capability that is essential when confronting new challenges. Bankinter's cost accounting systems, which measure the management performance of the agent centers, as is done at the Bank's traditional branches, have disclosed which products and services are best tailored to this Network's advisory function. These systems have indicated which products contribute greater added value to the customer in comparison to others which are better suited to traditional branches and generate operating costs that are hard for networks such as the Financial Agent Network to bear, the absence of fixed costs being one of the strong points of this Network.

This reflection led the Bank to redirect its strategy, redefine its business model, and reinforce the Agent network's solvency.

In respect of the first aspect, the Agent Network now focuses its commercial activity exclusively on products proper to an advisory network, which provide a genuine value proposition to customers and differentiate Bankinter from its competitors.

4. distribution channels

Bankinter has enormous confidence in the future of the Agent Network, which has been further strengthened by the measures referred to above, and expects the results of 2002 and coming years to confirm the new positioning of its business model.

	2001	2000	2001/2000 (%)
Agents	1,230	1,325	(7.16)
Customers	88,365	69,107	27.87
Millions of euros			
Funds	1,372.52	1,201.89	14.20
Loan	832.80	522.15	59.49
Net present value	135.64	113.55	19.45





VIRTUAL BANKING

Virtual Banking is the association of the Bank with a corporate customer, public body, professional college, etc. through which it furnishes them with its financial products and services through the creation of virtual branches. This enables the associated entities to offer, through their relationship with the Bank, financial services to their employees, suppliers, customers and corporate group and to share the income generated with Bankinter.

The virtual branch is managed jointly by the Bank and the associated entity. The Bank provides the capital, the technology and the customized financial products, and the associated entity provides access to the organizations and people it has regular relations with, and collaborates with Bankinter in publicizing the offer and attracting customers.

Virtual Banking customers have the advantage of being able to bank with Bankinter and request its products with the convenience of, and time saved by, not having to physically go to the Bank. As a result of the Bank being closer to the customers and of the convenience of being a Virtual Banking customer, the monthly quality surveys disclose that the customers of this network are generally more satisfied with Bank than the rest of its customers.

The association with Bankinter creates added value for the associated entity because it strengthens the corporate sense of its employees, customers, and suppliers, provides welfare benefits to the employees, and makes the various business flows more flexible and profitable.

Apart from official bodies, many companies throughout Spain, including the main Spanish and multinational companies, have reached cooperation agreements with Bankinter. These companies operate in industries as diverse as consultancy, advisory services, construction, pharmaceuticals, technology, electricity, tourism and professional associations.

	2001	2000	2001/2000 (%)
Associates entities	394	350	12.57
Customers	88,998	77,773	14.43
Millions of euros			
Deposits	1,228.90	1,164.14	5.56
Loans	995.66	840.59	18.45
Income before taxes	8.54	5.42	57.56
Net present value	90.54	86.32	4.89

4. distribution channels

The main channel used by Virtual Banking customers to bank with Bankinter is the Internet, and 64.9% of the transactions were performed by ebankinter.com in December. Only 0.47% of the customers had been to a traditional branch to perform banking transactions.

PERCENTAGE OF TRANSACTIONS OF VIRTUAL BANKING CUSTOMERS BY CHANNEL


0.47%
5.79%
10.29%
64.90%
18.55%
ebankinter.com
Cards
Telephone Banking
Cellular Phones
Branch Network



4. distribution channels



5

and Technology



[illegible] WAS [illegible] DEDICATED [illegible] VALUE CHANNEL [illegible] OF THE BUSINESS. AT THE SAME TIME THERE WAS [illegible] IN THE SERVICE [illegible], IN TERMS OF [illegible] OF RESPONSE TIMES AND THE LAUNCH OF NEW [illegible]UCTS.





INTERNET

Internet has played a crucial role in Bankinter's multichannel strategy. In 2001 investments in the Internet area accounted for 12.45% of the operating costs. The amount allocated to advertising and marketing expenses was reduced but investments in IT systems remained unchanged.

Internet is now Bankinter's leading channel by number of transactions. Furthermore, it has become the main relationship channel between Bankinter and its customers: 48% of all contacts between the customers and the Bank are made over the Internet.

INVESTMENTS IN THE INTERNET AS A PERCENTAGE OF TOTAL OPERATING COSTS


20
15
10
%
5
0
1998
1999
2000
2001



5. transformation: internet and technology

ebankinter.com

The process of transforming the Bank commenced in 1999 and the "internetization" of customers continues to be one of its objectives. The outcome has been a satisfactory evolution of the percentage of customers that are ebankinter.com users, which rose from 34.10% of the total in December 2000 to 37.53% in December 2001.

EBANKINTER.COM CUSTOMERS


380
340
300
260
220
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

The "internetization" of customers is an ongoing objective in all of the Bank's business areas, and for this purpose specific plans are established and monitored daily.
The increasing number of customers involved in the transformation of Bankinter is clearly reflected in the products marketed on bankinter.com, as indicated below.

Internet has radically transformed the Bank's transactional activity. From December 2000 to December 2001, the percentage of transactions and inquiries processed by ebankinter.com out of the total transactions and inquiries processed by the Bank rose from 30.5% to 43%.

PERCENTAGE OF INTERNET TRANSACTIONS


45
40
35
30
25
20
15
10
5
0
% of transactions
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

5. transformation: internet and technology



Customers have responded exceptionally well to Internet transactions. Ebankinter.com users have reacted to the *inclusion of utilities on the website by performing a greater number of transactions. From December 2000 to* December 2001 the absolute number doubled.

The number of transactions per user is one of the clearest indicators of the success of this transformation. It also reveals how interactivity has risen between each active user and the Website. The 103.4 transactions performed in December 2001 compared to 67.6 transactions in December 2000 represent a 53% increase in activity per user.

This confirms the acceptance of the various services, products, transactions and inquiries at the disposal of customers, representing a progressively closer relationship with them during the year.

Bankinter is one of the only two Spanish entities that submit their Internet activity logs for auditing by the *Oficina de Justificación de la Difusión. Since October 2000, data on hits and pages visited on the Bankinter* websites have been published monthly by this body



TRANSACTIONS PER ACTIVE USER
120
110
100
90
80
70
60
Transactions
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.



5. transformation: internet and technology

Ebankinter broker

The Bankinter online broker continues to be one of the services most used by customers and a clear reference in the market. In December 2001 5.50% of the orders for the continuous market were processed through ebankinter.com.


CONTINUOUS MARKET ORDERS
6.5
6.0
5.5
5.0
4.5
4.0
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

(*) As a percentage of total trading (data provided by Mercavalor) on the S.I.B.E.

During 2001, an average of 80% of all of the Bank's equity security transactions were performed online through ebankinter broker.

In 2001 the broker service continued to evolve. Apart from a strong transactional capacity which enables customers to operate in real time and at all hours on the main international markets, it also provides a comprehensive investment service which gives investors the decision-making tools required.

The most noteworthy products and services launched in 2001 included conditional orders, which allow the investor to fix the levels of risks desired, and became indispensable in the bearish market situation for most of the year. Despite the apparent complexity of this procedure, its use increased very rapidly, clearly demonstrating that conditional orders contribute added value for the investor.

With the same aim of contributing added value, since the last quarter of 2001 ebankinter broker customers have had access to reports on their portfolio generated in real time, enabling them to ascertain their level of risk at any time. This analysis, prepared by Techrule, has rapidly become a tool widely used by customers. For all of investors who depend on technical analysis, in 2001 the broker implemented one of the most powerful graph analysis tools, which automatically displays the securities in the customer's portfolio for analysis with more than 25 indicators.

5. transformation: internet and technology





Opciones Ayu
.com

In 2001 the online broker maintained its leadership position and several specialist consultants continued to consider *ebankinter broker as the best Spanish online* investment service. Since June 2000 online broker has successively received the AQMetrix "Number One" rating as the Best Internet Broker in Spain. It was also rated as the best online investment service by Bufete de Marketing in its April survey. Blue Sky, an independent consultancy firm, has ranked ebankinter broker as the best Spanish broker in all of its studies since June 2000 and ranked it as the third Best European Broker in June and October 2001 studies.



225
200
175
150
125
Thousands of customers
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.



5. transformation: internet and technology




80
60
40
20
0
Thousands of orders
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.


100%
80%
60%
40%
20%
0%
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Others
Internet

INTERNET BRANCH

The Internet Branch groups together the customers that commenced their relations with the Bank directly via the Internet. This Branch attracted 72,174 customers in 2001, 48% of the customers obtained by the Bank as a whole. The Internet Branch was the main source of entry of Bankinter customers.


120
110
100
90
80
70
60
50
40
30
Thousands of customers
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

In September 2001, the Branch reached break-even point and after that month income increased progressively.


600
400
200
0
(200)
(400)
(600)
(800)
Thousands of euros
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.


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BROKER
HIPOTECAS
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Mi área confidencial
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Acceso Internet
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36 meses
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New English version

TECHNOLOGY

Bankinter has always considered technology to be the key component of its strategy. Technology has historically been the basis of the Bank's competitive edge, which constantly requires state-of-the-art systems and the use of the latest advantages available on the market to meet the Bank's needs and the internal development and improvement of the technological platform.

One of the factors that permits the ongoing change, renewal and updating of IT systems is the teamwork between the end users of the IT tools and the technicians. Together with the important economic commitment to Research and Development, this enabled Bankinter to be, for yet another year, the reference entity for technological developments.

In 2001, particular importance was placed on the reduction of response times of the Bank's websites. Having established its broad range of products and services on the Internet, Bankinter considered it essential to do so with the maximum quality for the customer. This quality necessarily required the reduction of response times: as illustrated in the graph, the improvement was considerable.

IMPROVEMENT OF RESPONSE TIMES


9
8
7
6
5
4
3
2
1
0
Seconds
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
Internet
Teleprocessing

5. transformation: internet and technology



Investments in Internet as a percentage of total operating costs fell from 20.8% in 2000 to 12.5% in 2001. This fall was due to the fact that the investment in 2000 integrated the Internet in the Bank's multichannel strategy.

Lastly, the increase in development expenses was in line with prior years' trends. Not only did this permit new IT developments, it also improved the technological platform, hardware, communication systems, among other things.



CUMULATIVE GROWTH OF DEVELOPMENT EXPENSES
Millions of euros
30
28
26
24
22
20
18
16
14
12
10
8
6
4
2
0
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
2001
2000
1999
1998





SECURITY

At Bankinter, information assets and the information systems that manage them are considered to be a fundamental past of its business idea and orientation as well as a differentiating element on which to base future strategies and developments.

It is Bankinter' express desire to keep its information systems open, accessible and transparent to those who need to use them, without any restrictions other than their obligatory correct, lawful and respectful use in compliance with the applicable legal and contractual requirements.

On the other hand, Bankinter, as the custodian and manager of third-party assets, data and information, must have the maximum guarantees required to enable it to enjoy the trust of its customers, shareholders, employees and institutional bodies.

In view of the above, the highest security standards are established and implemented at Bankinter, aimed at guaranteeing the confidentiality, integrity and availability of its information systems in their technical and organizational aspects, in accordance with international security rules and standards established by USA (U.S. Department of Defense Trusted Computer System Evaluation Criteria, also known as the "Orange Book") and European institutions (British Standards - BS7799, revised and reworded in ISO/IEC17799 standard). Accordingly, Bankinter Information Systems are open to regular and strict audits by internal and independent auditors.

Activity in 2001

In 2001 new projects were undertaken and prior years' projects were completed, all of them aimed at covering risks and guaranteeing security from numerous areas and aspects. The main projects and landmarks in 2001 were:

Bitácora, an internal project which made the integral centralized management of logs a reality and permitted, practically in real time, the analysis, detection, reaction and monitoring of any abnormal internal or external conduct in the Bank's information systems.

Teletrabajo, a project developed with one of the most prestigious security integration companies in the market. Actual and efficient telecommuting is combined with the most advanced security technologies (PKI with digital certificates stored in smart cards, VPN IpSec, strict authentication devices and the like) on multichannel communication platforms (ADSL, RTC, Internet, etc.)

LOPD Security Regulation, a project which enabled the Bank and its group companies to fully adapt the Information and Management Systems to their own systems and to the technical and organizational requirements imposed by the Personal Data Protection Organic Law, particularly for data legally defined as high level data.



Bankinter Security Policy: the new Lotus Notes database contains, in an integral, compact and instructive manner, all the security policies, rules and procedures. This database establishes the basis for the implementation of an Annual Integral Awareness-Raising Program aimed at training the Bank's employees about, and making them more conscious of, best practices and the occupational and operational safety rules.

Computer Program Protection, a project to protect the Bankinter "factory's" *developments by means of the latest encoding and stegonography techniques for the* protection of intellectual property rights.

Security Tests by "ethical hacking" techniques, conducted by the Bank's own IT Security Department and by external entities, aimed at guaranteeing the security and integrity of the systems in a highly complex and variable environment.

Business Continuity Plans aimed at guaranteeing the continuity of business processes in events or disasters which have an adverse effect on or prevent the ordinary operations of the Bank. Although this process is cyclical and continuous in time, in 2001 specific efforts were made to optimize and extend the coverage for the business processes of the Treasury Front and Back Offices and Gesbankinter and of the Teleproceso Operativo, on which traditional branch activity is based.

ebankinter certifica, a project conducted with one of the most prestigious PKI companies *in the market, under which the infrastructure required to issue to customers digital* certificates permitting advanced electronic signatures was implemented in production.

Enigma, an internal project for the provision of advanced cryptographic services to all of the Bank's internet applications, always in line with the highest international cryptographic standards (ISO/IEC and FIPS of NIST).

Sincronización, an internal project for the synchronization of Information Systems through two reliable sources of information on weather, the official Spanish time, and the Civil G.P.S.



6

...ers' ... shares



BANKINTER HAS A SOUND EQUITY STRUCTURE, AND ITS TOP STRATEGIC PRIORITY IS THE CREATION OF LONG-TERM VALUE FOR SHAREHOLDERS. DESPITE THE STOCK MARKET SITUATION IN 2001, THE MARKET PRICE OF BANKINTER SHARES AT YEAR-END WAS 0.62% HIGHER THAN THE SPANISH BANK SHARE INDEX.

NET INCOME PER SHARE INCREASED BY 10.83% OVER THE PREVIOUS YEAR AND THE PAY-OUT OF 65.53% WAS ONE OF THE HIGHEST IN THE INDUSTRY.



6. shareholders' equity and bankinter shares

SHAREHOLDERS' EQUITY

Bankinter has a sound and efficient equity structure, and the top strategic priority of the Bank is the creation of long-term value for shareholders. The Bank manages its equity by seeking to optimize it and thus reach an appropriate balance between leverage and solvency. In 2001 Bankinter continued to apply an active and flexible policy in using its equity so as to adjust its capital structure to the level required by its activity at all times, to the statutory requirements and to the demands of rating entities. With this aim, and because of the sustained growth rate of its loans and credits, the Bank has been carrying out mortgage securitization programs since 1999. Securitization and other forms of asset disposal make it possible to reduce the consumption of shareholders' equity and to increase liquidity so us to maintain the growth rate of the lending business by diversifying financing mechanisms, taking better advantage of the Bank's capital structure and keeping the solvency ratios at optimum level. In 2001 the Bank carried out its third mortgage securitization, involving 19,868 loans with a face value of €1,322.50 million. All of the bonds issued by the Securitization Fund were placed on the Euromarket, where they were received very positively by institutional investors throughout Europe; this was the largest Spanish public mortgage securitization issue placed until that time.

The Bankinter 3 issue is made up of three Bond Series, as follows:

- Series A for a total face value of €1,273.60 million, consisting of 12,736 bonds with a face value of €100,000 each, represented by book entries, rated Aaa by Moody's and AAA by S&P..
- Series B for a total face value of €33.70 million, consisting of 337 bonds with a face value of €100,000 each, represented by book entries, rated A2 by Moody's and A+ by S&P.
- Series C, a single series with a total face value qf €15.20 million, consisting by 152 bonds with a face value of €100,000 each, represented by book entries, rated Baa3 by Moody's and BBB+ by S&P.

The Bank is expected to continue using this mechanism in the future, both for mortgage loans and for other kinds of assets, as well as any other method offered by financial innovation for more efficient management of the Group's equity, so as to maintain and finance its growth objectives.

As of December 31, 2001, the Bankinter Consolidated Group's computable equity amounted to €1,236.13 million, which exceeded the Bank of Spain's minimum capital requirements by €177.36 million. The solvency ratio, calculated in accordance with Bank of Spain regulations, was 9.34%, exceeding the minimum capital requirement of 8%.



The accompanying chart shows the growth of equity, in accordance with Bank of Spain rules.

The structure of the Bank's equity, calculated as stipulated by the Bank for International Settlements (BIS) in Basel, is disclosed in the table below. Computable equity, per BIS rules, amounted to €1,432.26 million, with a significant increase in Tier II capital as a result of the increase in the provisions to the general loan loss allowance.


1,400
1,200
1,000
800
600
400
Capital requirement
200
0
1995
1996
1997
1998
1999
2000
2001

thousands of euros	12,31,01	12,31,00	12,31,99	Variation 2001/2000 Amount	Variation 2001/2000 %
Paid-in capital and reserves	769,661	725,445	701,956	44,216	6.10
Minority interestss	269,519	269,519	269,519	-	-
Revaluation reserve	(22,225)	(22,225)	(22,225)	-	-
Treasury stock	(15,091)	(16,117)	(15,692)	1,026	(6.37)
Intangible assets	(13,455)	(5)	(10)	(13,450)	-
Core capital	**988,409**	**956,617**	**933,548**	**31,792**	**3.32**
Revaluation reserve	22,225	22,225	22,225	-	-
General allowances	39,690	35,603	31,248	4,087	11.48
Subordinated debt	197,767	197,767	197,767	-	-
Recorded general loan loss allowance	184,173	128,869	91,696	55,304	42.91
Supplementary capital	**443,855**	**384,464**	**342,936**	**59,391**	**15.45**
Total equity	**1,432,264**	**1,341,081**	**1,276,484**	**91,183**	**6.80**
Risk-weighted assets	12,034,770	11,536,617	9,648,936	498,153	4.32
Tier I capital (%)	8.21	8.29	9.68	(0.08)	(0.95)
Tier II capital (%)	3.69	3.33	3.55	0.36	10.67
BIS ratio (%)	11.90	11.62	13.23	0.28	2.38
Excess	469,482	418,152	441,405	51,330	12.28


Hoy es Lunes 19/Feb /01 y son
11:23 GMT - [Technical Strategizer
0.9221
MEFF 10

BANKINTER SHARES

During most of 2001 and until the September 11 terrorist attacks, the performance of Bankinter shares was positive, surpassing that of most other bank shares and the main Spanish and European share indexes. However, due to the drop in the share's liquidity, this advantage disappeared following the September crisis and at 2001 year-end the market price of Bankinter shares was €32.86, down 9.73% from the previous year-end. Bankinter shares, like the other Spanish bank shares, and the Ibex 35 and Euro Stoxx 50 indexes were affected by the general sluggishness of the Spanish stock market and by the volatility in the markets at 2001 year-end.

Nonetheless, the market price of Bankinter shares at 2001 year-end was 0.62% higher than that of the Spanish bank share index and only 1.91% lower than the Ibex 35.

The following graph compares the performance of Bankinter shares with the bank index, Ibex 35 and Euro Stoxx 50.

COMPARISON OF BANKINTER SHARE PERFORMANCE WITH THE MAIN INDEXES IN 2001


140
130
120
110
100
90
80
70
60
Base 100
Jan.
Mar.
May.
Jul.
Sep.
Nov.
Dec.
Euro Stoxx
BKT
IBEX 35
IBEX financial



The salient per share data for Bankinter stock in 2001 are disclosed in the following tables.

[illegible]

euros	2001	2000	1999	2001/2000 %
Earnings per share	1.33	1.20	1.72	10.83
Cash flow per share	3.24	2.88	3.38	12.50
Underlying book value per share	10.73	10.09	9.87	(*)
Price:				
Low	26.30	36.20	27.00	
High	45.10	77.55	61.95	
Closing	32.86	36.40	50.15	

(*) A new method was applied to calculate the underlying book value per share.

6. shareholders' equity and bankinter shares


COMERCIAL

Times	2001	2000	1999
Price/earnings (P/E ratio)	24.79	30.23	29.17
Price/cash flow	10.14	12.64	14.84
Price/book value	3.06	3.61	5.08
Dividend yield (%)	2.39	1.73	3.15

There was a notable increase in both the P/E ratio and the cash flow per share, continuing the upward trend of recent years.

The market continues to grant the Bank a high capitalization value and P/E ratio (24.79%), which confirms the confidence of shareholders and of the market as a whole in the Bank's business strategy and in the forward investments made by it.

The earnings per share of €1.33 at 2001 year-end were up 10.83% on the previous year.

On January 15, 2002, the Board of Directors of Bankinter approved the 2001 financial statements and the definitive proposal for distributing the income of the Bank and the Group for 2001, including the approval of a total dividend of €000's 64,555 (€0.8694 per share), including the shares arising from the capital increase in January 2002, i.e. on a total of 75,584,337 shares. In the light of the Bank's high capitalization level and the high level of its provisions, the Board resolved to distribute the same dividend as that distributed in 2000, making the pay-out, at 65.53%, one of the highest in the industry.

Date	(in euros) Dividend per share	Number of shares	(thousands of euros) Amount (1)	Date of Board approval
July 2001	0.2076	75,241,850	15,390	06.13.01
October 2001	0.2141	75,241,850	15,871	09.12.01
January 2002	0.2206	75,241,850	16,367	12.12.01
April 2002	0.2271	75,584,337	16,927	01.15.02
Total	**0.8694**		**64,555**	

(1) Pursuant to Article [79] of the Spanish Corporations Law, the treasury stock of Bankinter, S.A. was not taken into consideration.


2.0
1.5
1.0
0.5
0.0
Euros
1995
1996
1997
1998
1999
2000
2001
DPS
EPS



Capital stock and treasury stock

At the end of 2001 the capital stock of Bankinter S.A. amounted to €111.66 million, made up of 75,241,850 fully subscribed and paid shares of €1.50 par value each, represented by book entries and traded on the Spanish computerized trading system (continuous market).

In January 2000, as a result of the voluntary conversion of the first convertible debentures issue of December 1998, capital stock increased by 136,424 shares, an increase of €000's 205. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €000's 3,175.

A further capital increase took place in January 2001 as a result of the obligatory conversion of the first convertible debentures issue of December 1998, increasing capital stock by 640,735 shares, an increase of €000's 961. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €000's 14,908.

Another capital increase took place in April 2001 as a result of the voluntary conversion of part of the third convertible debenture issue for employees of the Bankinter Group of 2001, increasing capital stock by 159,311 shares, an increase of €000's 239. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €5.95 million.

In January 2002, as a result of the voluntary conversion of the first convertible debentures issue of December 1998, capital stock increased by 342,487 shares, an increase of €000's 514. Due to the difference between the par value of the debentures converted and the par value of the shares issued, additional paid-in capital increased by €7.97 million.

Bankinter has a solid shareholder structure, with a significant ownership interest held by major nonresident institutional investors and a share-based compensation policy for employees (substantially all of whom are shareholders), and this enables it to apply a resolute policy to invest in building the Bank's future and clearly inspire optimism as regards the future of Bankinter shares.

6. shareholders' equity and bankinter shares

As of December 31, 2001, Bankinter had 136,327 shareholders.

- Nonresident shareholders owned 28,540,065 shares, representing 37.93% of the Bank's capital stock, as against 39.19% in 2000.

- The members of the Board of Directors held, directly or indirectly, 8,087,667 shares, representing 10.75% of capital stock.

[illegible]

Name	Direct Ownership	Indirect Ownership	Number of shares Total	% of Capital Stock
Jaime Botín-Sanz de Sautuola y García de los Ríos	1,000	77,052	78,052	0.10
Emilio Botín-Sanz de Sautuola y García de los Ríos	659,400	187,698	847,098	1.13
Juan Arena de la Mora	87,750	497,432	585,182	0.78
Cartival,S.A. (1)	5,968,308	-	5,968,308	7.93
Elías Masaveu Alonso del Campo (2)	38,534	-	38,534	0.05
José Ramón Arce Gómez	267,491	-	267,491	0.36
Pedro Guerrero Guerrero	-	300,001	300,001	0.40
John de Zulueta Greenebaum	3,001	-	3,001	0.00
Fabiola Arredondo de Vara	-	-	-	-
Total directors	**7,025,484**	**1,062,183**	**8,087,667**	**10.75**



(1) Cartival, S.A. is majority owned by Jaime Botín-Sanz de Sautuola y García de los Ríos and represented on the Board of Directors by Marcelino Botín-Sanz de Sautuola y Naveda, who personally owns 18,700 shares.

(2) The ownership interest of the Masaveu Group in Bankinter, S.A. totals 3,950,635 shares, representing 5.25% of the capital stock, in addition to those owned individually by Elías Masaveu Alonso del Campo.

- There are no other shareholders with an ownership interest of more than 5% in the Bank's capital stock.

- The Group's employees held a total of 1,220,672 shares (1.62% of capital stock). As a result of the convertible debenture issues for employees, 11% of capital stock could come under the ownership of employees.

Following is Bankinter's share ownership structure by number of shares owned by shareholders.

SHARE OWNERSHIP STRUCTURE BY NUMBER OF BANKINTER SHARES OWNED

	12.31.01			
	Number of Shareholders	%	Number of Shares	%
1 to 100 shares	105,737	77.56	1,425,072	1.90
101 to 1,000 shares	25,780	18.91	8,299,493	11.03
1,001 to 10,000 shares	4,326	3.17	11,159,431	14.83
10,001 to 100,000 shares	408	0.30	10,702,175	14.22
Over 100,000 shares	76	0.06	43,655,679	58.02
TOTAL	**136,327**	**100.00**	**75,241,850**	**100.00**

At the end of 2001 the Group had 1,408,135 shares of treasury stock, each with a par value of €1.50 (1,487,178 and 1,474,952 as of December 31, 2000 and 1999, respectively).

In 2001 1,631,750 shares were purchased, and 1,710,793 shares were sold on the stock market, representing, respectively, 2.17% and 2.27% of the capital stock as of December 31, 2001. The gains obtained appear under the "Extraordinary Income" caption in the statement of income.

[illegible]

%	2001	2000	1999
January	1.97	1.99	1.40
February	1.96	1.90	2.86
March	1.96	1.91	2.49
April	1.96	1.98	2.16
May	1.95	2.02	2.19
June	1.95	2.02	2.19
July	1.95	2.03	2.04
August	1.95	1.98	2.02
September	1.96	2.03	2.02
October	1.96	2.02	1.85
November	1.96	2.01	1.99
December	1.87	2.00	1.99

6. shareholders' equity and bankinter shares



MARKET RETURN

Bankinter shares have been an excellent long-term investment. The Bank has always been among the credit entities generating the highest return to shareholders.

In the last 15 years, the annualized accumulated average return was 14.5% and the capitalization value increased by 22.19% accumulated annually over 20 years.

VARIATION IN BANKINTER STOCK MARKET CAPITALIZATION


4,000
3,000
2,000
1,000
0
Millions of euros
81
86
91
96
01



The table below shows the market return on Bankinter shares over the last 15 years. The return on Bankinter shares is compared with the Madrid Stock Exchange general share price index. The pairs of figures at the intersection indicate the returns obtained by the market and by Bankinter shares, respectively.

COMPOUND ANNUAL RATE (%)

Year sold

Year purchased	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	95.9	16.6	8.8	0.9	3.1	0.4	9.7	8.0	8.3	12.7	14.0	14.5	17.1	13.7	13.3
1986	9.1	14.8	12.5	1.7	3.4	0.5	6.4	4.0	4.9	7.9	10.6	12.6	12.9	10.8	10.3
		39.5	14.2	1.4	4.2	0.6	11.7	9.5	9.7	14.5	15.8	16.3	19.0	15.1	14.5
1987		20.8	14.3	(0.6)	2.0	(1.2)	6.0	3.3	4.4	7.8	10.8	13.0	13.2	11.0	10.4
			(3.9)	(13.2)	(5.1)	(7.1)	7.2	5.5	6.2	12.0	13.7	14.4	17.6	13.5	12.9
1988			8.1	(9.8)	(3.5)	(6.0)	3.3	0.6	2.2	6.2	9.7	12.2	12.6	10.2	9.6
				(20.5)	(5.1)	(7.7)	10.8	7.9	8.4	15.0	16.5	17.1	20.3	15.5	14.8
1989				(24.7)	(8.9)	(10.3)	2.1	(0.8)	1.3	6.0	9.9	12.7	13.0	10.4	9.7
					14.5	(0.5)	24.8	17.2	16.0	23.0	23.8	23.5	26.6	20.4	19.7
1990					10.3	(2.0)	13.1	6.3	7.5	12.2	16.1	18.5	18.2	14.7	14.0
						(14.2)	31.9	19.0	17.1	25.6	26.3	25.6	28.9	21.7	20.8
1991						(13.0)	14.5	5.0	6.8	12.6	17.1	19.7	19.3	15.2	14.4
							110.0	42.4	30.1	39.2	37.4	34.9	37.7	27.9	26.8
1992							50.7	15.3	14.3	20.0	24.2	26.3	24.8	19.3	18.3
								(3.3)	4.3	22.9	24.7	24.2	29.2	19.7	18.6
1993								(11.7)	(0.4)	11.3	18.3	21.9	21.0	15.4	14.3
									12.9	39.9	36.8	33.2	37.7	24.7	23.3
1994									12.3	24.9	30.4	32.1	28.8	20.7	19.4
										76.2	52.2	18.7	19.7	5.2	(5.5)
1995										39.0	40.6	39.4	33.2	22.4	13.1
											32.6	28.1	37.7	18.5	16.5
1996											42.2	39.7	31.3	18.6	6.8
												24.6	41.4	10.7	8.8
1997												37.2	26.3	8.6	(1.3)
													62.2	10.1	(15.9)
1998													16.2	0.7	(9.6)
														(25.7)	(4.9)
1999														(12.7)	(6.4)
															(7.3)
2000															(6.4)

Orange numbers: Bankinter shares
Black numbers: Madrid Stock Exchange general share price index



CREATION OF SHAREHOLDER VALUE

The creation of value for shareholders is one of Bankinter's strategic priorities.

The creation of value for shareholders involves remunerating *the capital invested in the Bank at a rate higher* than the return on equivalent risk-free assets plus the risk premium applied by the market to securities similar to Bankinter shares.

EVA (Economic Value Added) is used to measure the creation of value in all the Bank's segments and channels. It is calculated as income before taxes less cost of capital (long-term debt + market risk premium * beta of the security). Therefore, EVA reflects the value added after paying the cost of capital to shareholders, i.e. the *return obtained in excess of the cost of capital.*




200
175
150
125
100
Millions of euros
2000
2001

The 2001 Annual Report of Bankinter is available on CD-ROM.

To obtain a copy, please contact the Communications Department of Bankinter or request it through an e-mail to the following address: comunicacion@bankinter.es

The list of Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Annual Report.

Published by: Communications Department of Bankinter
Design and graphic production: CF Comunicación • Madrid

Photos: Guillermo Shelley

121


BANKINTER
Paseo de la Castellana, 29
28046 Madrid (España)
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 Banki E
SWIFT: BKBK ES MM
ebankinter.com


2001
statutory report
02 JUN 21 AM 11:03
BANKINTER
ebankinter.com

BANKINTER GROUP

Statutory report prepared pursuant to the Corporations Law and the Commercial Code. Financial statements prepared by the Board of Directors of Bankinter, S.A. on January 15, 2002

Bankinter Group

Consolidated financial statements for the years ended December 31, 2001, 2000 and 1999

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

ASSETS	12/31/01	12/31/00	12/31/99
Cash on hand and on deposit at central banks	**283,167**	**134,533**	**307,326**
Cash on hand	55,341	40,324	49,594
Cash at Bank of Spain	198,271	39,920	234,120
Cash at other central banks	29,555	54,289	23,612
Government debt securities	**2,030,414**	**1,198,892**	**492,769**
Due from banks	**2,523,156**	**2,037,579**	**2,774,682**
Demand deposits	131,848	149,509	165,500
Other	2,391,308	1,888,070	2,609,182
Credit facilities and loans	**14,690,756**	**13,867,834**	**10,258,367**
Debentures and other fixed-income securities	**726,039**	**852,829**	**967,473**
Public-sector	14,065	16,155	17,520
Other	711,974	836,674	949,953
Pro memoria: Bankinter securities	-	109	79
Equity securities	**51,874**	**28,813**	**44,639**
Shareholdings in non-Group companies	**55,904**	**21,967**	**18,305**
Banks	-	-	-
Other	55,904	21,967	18,305
Shareholdings in Group companies	**80,036**	**65,622**	**57,281**
Banks	-	-	-
Other	80,036	65,622	57,281
Intangible assets	**-**	**5**	**10**
Incorporation expenses	-	-	-
Other deferred charges	-	5	10
Goodwill in consolidation	**23,281**	**10,843**	**-**
Companies consolidated by the global or proportional integration method	-	-	-
Companies carried by the equity method	23,281	10,843	-
Property and equipment	**138,027**	**142,238**	**136,149**
Land and buildings for own use	38,848	40,938	42,427
Other property	34,626	36,198	35,883
Furniture, installations and other	64,553	65,102	57,839
Treasury stock	**15,091**	**16,117**	**15,692**
Pro memoria: Par value	2,112	2,231	2,212
Other assets	**663,063**	**632,348**	**328,769**
Accrual accounts	**139,548**	**105,952**	**60,352**
Losses at consolidated companies	**23,794**	**21,010**	**22,931**
Companies consolidated by the global integration method	2,410	13	2,292
Companies carried by the equity method	21,384	20,997	20,639
TOTAL ASSETS	21,444,150	19,136,582	15,484,745

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

LIABILITIES AND CAPITAL	12/31/01	12/31/00	12/31/99
Due to banks	3,843,878	4,217,718	2,826,502
Demand deposits	96,128	163,117	102,019
Time or notification deposits	3,747,750	4,054,601	2,724,483
Customer deposits	12,587,644	11,021,564	8,096,951
Savings deposits	8,710,200	7,594,694	5,623,050
Demand	5,142,993	4,289,209	3,645,638
Time	3,567,207	3,305,485	1,977,412
Other deposits	3,877,444	3,426,870	2,473,901
Demand	-	-	-
Time	3,877,444	3,426,870	2,473,901
Bonds and notes	2,583,962	1,652,126	2,312,679
Bonds and debentures outstanding	1,310,776	1,069,153	818,815
Notes and other debt securities	1,273,186	582,973	1,493,864
Other liabilities	638,433	540,654	661,064
Accrual accounts	268,659	269,806	188,909
Provisions for contingencies and expenses	148,721	121,079	105,464
Pension allowance	-	-	-
Provision for taxes	-	-	-
Other provisions	148,721	121,079	105,464
General risk allowance	39,690	35,603	31,248
Negative difference in consolidation	-	-	31
Companies consolidated by the global or proportional integration method	-	-	31
Companies carried by the equity method	-	-	-
Consolidated income for the year	108,613	98,969	132,888
Group	98,365	88,962	127,741
Minority interests	10,248	10,007	5,147
Subordinated liabilities	197,767	197,767	197,767
Minority interests	269,519	269,519	269,519
Paid-in capital stock	112,863	111,663	111,458
Additional paid-in capital	227,422	206,564	203,389
Reserves	342,630	327,847	289,011
Revaluation reserves	22,227	22,227	22,227
Reserves at consolidated companies	52,122	43,476	35,638
Companies consolidated by the global integration method	13,464	17,650	14,450
Companies carried by the equity method	38,658	25,826	21,188
TOTAL LIABILITIES AND CAPITAL	21,444,150	19,136,582	15,484,745

Bankinter Group

Consolidated financial statements for the years ended December 31, 2001, 2000 and 1999

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

MEMORANDUM ACCOUNTS

(thousands of euros)

	31.12.01	31.12.00	31.12.99
Contingent Liabilities	1,798,343	1,751,520	1,401,272
Guarantees and other sureties	1,693,205	1,662,392	1,304,956
Other contingent liabilities	105,138	89,128	96,316
Commitments	3,242,438	3,255,605	3,523,177
Unused portion of credit facilities granted	3,192,723	3,229,733	3,387,641
Other commitments	49,715	25,872	135,536
Total memorandum accounts	5,040,781	5,007,125	4,924,449

PUBLIC CONSOLIDATED STATEMENTS OF INCOME OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	31.12.01	31.12.00	31.12.99
Interest and similar revenues	1,104,202	855,435	608,069
Of which:			
Fixed-income securities	130,659	69,480	89,209
Interest and similar expenses	737,574	574,413	348,472
Equities portfolio revenues	1,312	1,534	1,862
Equity securities	603	522	1,722
Shareholdings in non-Group companies	708	1,012	140
Shareholdings in Group companies	1	-	-
Net interest revenue	**367,940**	**282,556**	**261,459**
Fees collected	182,939	190,567	185,025
Fees paid	54,829	48,464	45,579
Revenue from financial transactions	56,998	64,092	57,085
Total net ordinary revenue	**553,048**	**488,751**	**457,990**
Other operating revenues	10,591	10,795	10,480
General administrative expenses	304,622	276,016	220,776
Personnel expenses	168,715	138,025	123,481
Of which:			
Wages and salaries	116,009	101,313	91,265
Employee welfare expenses	26,445	24,733	22,328
Of which: Pension payments	2,910	2,815	2,380
Other administrative expenses	135,907	137,991	97,295
Depreciation, amortization and write-downs of property and equipment and intangible assets	23,162	22,861	21,245
Other operating expenses	6,822	4,443	3,801
Net operating income	**229,033**	**196,226**	**222,648**
Net gains (losses) on companies carried by the equity method	15,997	10,537	10,552
Amortization of goodwill in consolidation	1,958	879	183
Gains on Group transactions	5,255	10,870	7,460
Losses on Group transactions	694	1,723	186
Write-offs and provisions for loan losses	68,597	46,409	27,455
Write-downs of long-term financial investments	6,159	2,069	(62)
Provision to general risk allowance	(24)	(221)	(41)
Extraordinary income	19,124	10,485	27,757
Extraordinary charges	24,153	24,771	40,575
Income before taxes	**167,872**	**152,488**	**200,121**
Corporate income tax	59,259	53,519	67,233
Other taxes	-	-	-
Consolidated net income	**108,613**	**98,969**	**132,888**
Income attributed to minority interests	**10,248**	**10,007**	**5,147**
Income attributed to the Group	**98,365**	**88,962**	**127,741**

Bankinter Group

Notes to consolidated financial statements for the years ended December 31, 2001, 2000 and 1999

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	2001		2000		1999	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	-	**192,390**	-	**167,447**	-	**181,546**
Income for the year	-	108,613	-	98,969	-	132,888
Depreciation and amortization	-	25,120	-	23,740	-	24,164
Net provision for loan losses	-	68,597	-	46,649	-	30,271
Net provision for security price fluctuation	-	(38,440)	-	(27,485)	-	(34,406)
Net provision to other allowances	-	26,869	-	25,172	-	34,848
Net gains on disposal of property and equipment	-	911	-	309	-	-
Net gains (losses) on sale of long-term investments	-	720	-	(43)	-	-
Net gains (losses) on sale of treasury stock	-	-	-	136	-	(6,219)
Net increase/decrease in:						
Lending less financing from Bank of Spain and banks and thrifts	567,786	-	-	2,468,427	2,342,610	-
Credit facilities and loans	891,643	-	3,658,105	-	1,302,544	-
Fixed-income securities	657,599	-	591,479	-	-	1,304,717
Equity securities, other than long-term investments	14,732	-	-	43,311	-	82,982
Deposits	-	1,192,240	-	4,315,829	143,701	-
Bonds and notes	-	953,894	660,553	-	-	1,793,861
Additions to/sales of long-term investments	161,387	-	1,599,295	-	36,314	17,165
Shareholdings in Group and associated companies	111,127	-	1,543,764	-	6,019	-
Property and equipment and intangible assets	50,260	-	55,531	-	30,295	17,165
Other asset items less liability items	-	18,930	414,677	-	-	519,861
Dividends paid and distribution of additional paid-in capital	64,307	-	70,905	-	74,963	-
Total	2,357,454	2,357,454	6,995,014	6,995,014	3,900,132	3,900,132

BUSINESS ACTIVITY

Bankinter, S.A. engages in banking activities and is subject to the rules and regulations applicable to banks operating in Spain.

The Bank is the controlling company of a group of finance entities whose activities it controls directly or indirectly.

ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION

True and fair view

The consolidated financial statements of Bankinter, S.A. ("the Bank") and dependent companies composing the Bankinter Group are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments thereto and, accordingly, give a true and fair view of the net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the individual accounting records of the Bank and of each of the dependent companies composing, together with the Bank, the Bankinter Group, include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the dependent companies (mainly those outside Spain) with those applied by the Bank.

The financial statements of the Group, the Bank and the consolidated dependent companies as of December 31, 2001, have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Accounting principles and valuation standards

The accompanying consolidated financial statements were prepared in accordance with the generally accepted accounting principles and valuation methods described in the "Accounting Principles Applied" note. All mandatory accounting principles with a significant effect on the preparation of the consolidated financial statements were applied.

Consolidation principles and equity

The principles applied in consolidation conform to those set forth in Royal Decree 1343/1992 regulating the consolidation of the financial statements of deposit-taking entities, and in Bank of Spain Circular 4/1991. Accordingly, the methods used were the global integration method and, for companies engaging in other than typical Group activities, the equity method, after all the material accounts and transactions between Group companies had been eliminated.

Comparative information

From July 1, 2000, as a result of the entry into force of Bank of Spain Circular 9/1999, an allowance for the statistical coverage of loan losses was recorded to strengthen coverage of the risks of credit entities. This is an anticyclical allowance which obliges credit entities to record additional provisions with a charge to income in periods of high economic growth, as a precaution against a possible increase in bad debts when the economic cycle turns downward.

On December 21, 2001, the Bank of Spain provisionally authorized the Bank to apply a coefficient of 0.14% in determining the statistical loan loss provision for residential mortgage loans to individuals processed by automatic loan processing and origination systems and not securitized prior to December 31, 2000. The approved coefficient was used to calculate the quarterly statistical loan loss provisions throughout 2001. The effect of this coefficient was a reduction of €000's 2,000 in the provision. The provisions for other credit facilities and loans continued to be calculated by applying the standard coefficients set forth in Rule 11.9 of Bank of Spain Circular 4/1991. The statistical loan loss provision as of December 31, 2001 amounted to €000's 34,617 (€000's 18,186 as of December 31, 2000). Accordingly, these matters should be taken into account in comparing the 2001, 2000 and 1999 statements of income.

In accordance with and utmost prudence criteria, from 2001 certain specific transactions were recorded as follows:

1) Convertible debentures for employees (Issue I)

The portion accrued in 2001 of the value of the options implicit in Convertible Debenture Issue I for employees was recorded as a personnel expense.

The balancing entry is a liability accrual account qualifying as equity for the purposes of compliance with the requirements of Bank of Spain Circular 5/1993.

This method of recording the accrual of the premiums implicit in Convertible Debenture Issue I, and in Convertible Debenture Issue IV subsequent to 2001, the issuance and disbursement date of which was February 4, 2002, will be maintained up to their maturity or early redemption.

The €000's 2,326 recorded as personnel expenses in this connection as of December 31, 2001 signified a decrease in income for the year but did not affect the Bank's value or the volume of its computable equity.

As a result of the aforementioned recording method, as the Bank makes the capital increases to enable debentures to be converted into shares during the term of the Convertible Debenture Issues, the accrual account generated will be transformed into Reserve for additional paid-in capital, thereby increasing the Bank's book equity.

2) Multi-year incentive plans

The amount of the payments under the multi-year incentive plans in 2001 was recorded under the "Personnel Expenses" caption, whereas the amount used of the in-house allowance recorded to meet these payments was recorded as an extraordinary expense in 2001 (in prior years it was recorded as a reduction of personnel expenses).

To make the statements of income comparable, reclassifications were made in the 2000 and 1999 statements of income approved by the respective Shareholders' Meetings and, as a result, the personnel expenses and extraordinary income increased by €000's 4,009 and €000's 2,981 respectively. This reclassification did not change the bottom line of these statements of income.

3) Redemption of Convertible Debenture Issue III for employees

As a result of the early redemption of the Issue III debentures, the Bank recorded a personnel expense of €000's 10,925 relating to the difference between the initial value of the options implicit in this issue (January 2001) and their value on the redemption date (December 2001). Since the balancing entry was the "Extraordinary Income" caption, income for the year was not affected.

Accordingly, the increase in personnel expenses recorded in 2001 for the two items mentioned above (Sections 2) and 3) of this Note) had no effect on income for the year or on the Bank's net worth, because an increase in extraordinary income of the same amount was recorded at the same time.

Taking into account the matters described above, of the 22.2% year-on-year in personnel expenses, 1.7 percentage points related to accrual of the value of the option premium implicit in Convertible Debenture Issue I; 7.9 percentage points related to the extraordinary cost for the Bank arising from the difference in the value of the option premium implicit in Convertible Debenture Issue III between the issue date and the redemption date and 4.6 percentage points related to the reclassification of the settlement of the incentive plans. The remainder (8%) related to the increase in typical personnel expenses.

The atypical personnel expenses referred to in Sections 1) and 3) of this Note did not signify that any compensation or rights were received by employees, since the convertible debenture issues are financial transactions subscribed to voluntarily by employees, who assume the transaction risk and forfeit the share conversion right if for any reason they cease to be employees.

ACCOUNTING PRINCIPLES APPLIED

The accompanying financial statements were generally prepared in accordance with the accounting principles set forth in Bank of Spain Circular 4/1991 and subsequent applicable regulations. The most significant accounting principles applied are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are basically recognized for accounting purposes on an accrual basis. The main exceptions to this general principle are revenues arising from transactions involving assets whose full recovery is doubtful, which are not recognized as revenues until they are effectively collected.

Interest on asset and liability transactions with settlement terms exceeding twelve months is accrued by the interest method and that on shorter-term transactions is accrued by either the interest or the straight-line method.

b) Translation of foreign currency accounts

Asset and liability accounts in foreign currencies have been translated to euros at the average year-end foreign exchange market rates. Exchange differences were recorded in full at their net amount in the statement of income.

The premiums or discounts on forward foreign currency hedging transactions, defined as the difference between the contract exchange rate and the spot exchange rate at the contract date, are accrued over the contract term and recorded as adjustments to hedging transaction expenses or revenues.

Non-hedging forward transactions have been translated to euros at the year-end forward foreign exchange market rates for the remaining term of the transactions outstanding. The resulting gain or loss recorded is the present value of the difference between the contract value and the market price for the remaining term of the transaction. This present value is calculated using market interest rates for the remaining term of the transaction.

c) Treasury stock

The cost of the Bankinter, S.A. shares, net of the related provisions, owned by companies consolidated as of December 31, 2001, 2000 and 1999, is recorded under the "Treasury Stock" caption in the accompanying consolidated balance sheets.

The Bankinter Group set up a restricted reserve for an amount equal to the cost of Bankinter, S.A. shares as of December 31, 2001, 2000 and 1999.

The gains obtained by the consolidated dependent companies on transactions involving Bankinter, S.A. shares amounted to €000's 4,852 in 2001, €000's 10,230 in 2000 and €0 in 1999.

As required by Bank of Spain regulations, a specific reserve for the treasury stock of the Bank and its subsidiaries was set up for the difference between the acquisition cost of the shares of treasury stock and their underlying book value. This reserve is recorded on the asset side of the public consolidated balance sheet as a reduction of the balance of "Treasury Stock".

d) Securities portfolio

I) Pursuant to Bank of Spain Circular 4/1991, the Group's securities are classified as trading portfolio, ordinary investment portfolio, held-to-maturity investment portfolio or permanent shareholdings portfolio, depending on the purpose for which they were acquired.

The trading portfolio includes fixed-income and equity securities carried on the asset side of the balance sheet for the purpose of obtaining short-term gains on their price fluctuations. Only listed securities traded in a high-volume, liquid market not influenced by individual private players qualify for inclusion in the trading portfolio, and they are stated at year-end market price.

The held-to-maturity investment portfolio includes fixed-income securities acquired and held to redemption because Bankinter has the financial capability to do so. No securities had been classified in this portfolio as of December 31, 2001, 2000 and 1999.

The permanent shareholdings portfolio includes the shareholdings intended to make a lasting contribution to the activities of the Group.

The ordinary investment portfolio includes the fixed-income and equity securities not assigned to any of the categories described above.

In application of Bank of Spain Circular 4/1991, the Bankinter Group established objective criteria for classifying its securities in the various portfolios. Accordingly, the Group's trading portfolio includes, for information purposes, fixed-income or equity securities issued by the public or private sector which are used in the Group's ordinary trading activity. These are normally deemed to be securities representing investments with terms not exceeding three months. Others are normally classified in the ordinary investment portfolio.

Fixed-income securities assigned to the ordinary and held-to-maturity investment portfolios are recorded at acquisition price net, if appropriate, of the accrued interest coupon, which is recorded temporarily in sundry accounts. The positive or negative difference between the acquisition price and the redemption value is accrued daily over the residual life of the security and its initial price is adjusted with a credit or debit to income, so that the securities are valued at adjusted acquisition price.

€000's 1,891 were credited to income as of December 31, 2001, as a result of such accruals (compared with gains of €000's 651 in 2000 and €000's 3,188 in 1999).

The potential gains or losses on the listed securities included in the ordinary investment portfolio are calculated quarterly by comparing the adjusted acquisition price with the market price, net if applicable of the accrued interest, on the last trading day of the calendar quarter.

If this valuation results in a net loss, such loss is recorded in an asset accrual account with a balancing entry to the security price fluctuation allowance. As of December 31, 2001, this accrual account had a balance of €000's 1,579, and as of December 31, 2000 and 1999, it had a zero balance in this connection.

II) Fixed-income securities denominated in foreign currencies classified in the investment portfolio are valued at cost and readjusted monthly to the average exchange rate ruling in the foreign exchange market. The net gain or loss disclosed by this adjustment is recognized in the income statement as exchange differences. The year-end realizable value was determined on the basis of the international market price of these securities.

The securities classified in the trading portfolio have been valued at market prices.

III) Listed equity securities not included in the trading portfolio are recorded at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or year-end market value or average market price in the last quarter of the year.

IV) Transfers of securities from the trading portfolio to any other portfolio are made at market price net, where appropriate, of accrued interest. Transfers from the ordinary investment portfolio to the held-to-maturity portfolio are made at the lower of market price or adjusted acquisition price.

Transfers from the permanent shareholdings portfolio to other portfolios are made at net book value

Transfers are not made from the held-to-maturity investment portfolio to other portfolios or from the ordinary investment portfolio to the trading portfolio.

V) Unlisted equity securities are recorded at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or underlying net asset value.

VI) The equity securities denominated in foreign currencies that are a long-term investment have been valued at cost, translated to euros at the exchange rate ruling at the acquisition date. The securities classified in the trading portfolio have been valued at market prices.

In line with its prudent provisioning policy, the Group records a security price fluctuation allowance for an amount practically equal to the gain obtained in managing the government debt security portfolio in excess of the expected objective, thereby setting up a provision for future interest rate risk, which is the precise purpose pursued in managing this portfolio. This allowance is included in the balance sheet as a reduction of the investment in government debt securities. As a result of the variations in government debt security prices and interest rates in 2001, €000's 46,584 of this allowance were released.

e) Goodwill in consolidation

The differences between the cost of the holdings in each of the companies included in consolidation (those consolidated by the global integration method or carried by the equity method) and the respective adjusted underlying book values at the date of first-time consolidation were allocated as follows:

I) Directly, where appropriate, to the dependent companies' balance sheet items, as an addition to value of the assets (or a reduction of the value of the liabilities) whose market values were higher than the net book values per these companies' balance sheets and whose accounting treatment is similar to that of comparable assets of the Group (amortization, accrual, etc.).

II) The remainder was recorded as goodwill in consolidation. The amount of €000's 23,281 recorded under the "Goodwill in Consolidation" caption on the asset side of the consolidated balance sheet as of December 31, 2001, arose from the acquisition of 0.29% of Sogecable, S.A., 50% of Asistencia y Peritaciones, S.L. and 6.5% of ENCE, S.A., which are included in the consolidated Group by the equity method. This goodwill is being amortized from the acquisition date on a straight-line basis over a maximum period of ten years for ENCE, S.A. and Sogecable, S.A. and over three years for Asistencia y Peritaciones, S.L.. €000's 1,958 of amortization of this goodwill were charged to the accompanying 2001 consolidated statement of income, of which €000's 1,172 related to Sogecable, S.A., €000's 708 to ENCE, S.A. and €000's 78 to Asistencia y Peritaciones, S.L.

All the goodwill in consolidation which arose from the acquisition of shareholdings in Zeltia, S.A. in 1997 and in Inversiones Iral, S.A. in 1998, amounting to €000's 3,156, was amortized in 1999.

f) Property and equipment

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation, net of the related accumulated depreciation. All property and equipment, except computer hardware, are depreciated by the straight-line method at annual rates based on the following years of estimated useful life, which are the same as the minimum legal periods:

	Depreciation Method
Buildings	Straight-line over 50 years
Furniture and installations and other	Straight-line over 6 to 12 years
Computer hardware	Sum-of-the-years'-digits or shifts

Secondhand assets are depreciated at twice the foregoing rates.

Fully depreciated property and equipment amounted to €000's 130,619 as of December 31, 2001. The detail, by asset group, is as follows:

	(thousands of euros) 31.12.01
Property and equipment	
Buildings	3,986
Installations	42,888
Furniture	17,648
Vehicles	401
Computer hardware	65,696
Total	**130,619**

In accordance with the accounting principles set forth in Bank of Spain Circular 4/1991, the lease payments paid through September 1992 (when Bankinter Leasing, S.A. was merged into Bankinter, S.A.) under financial lease contracts were recorded under the "Depreciation, Amortization and Write-downs of Property and Equipment and Intangible Assets" caption in the individual statement of income of the Bank. A different accounting method is used in the consolidated financial statements, in which the related assets are capitalized and depreciated on the basis of their useful lives.

The properties arising from foreclosures are valued at the lower of the book value of the assets giving rise to the foreclosure, plus the interest receivable, or the market value of the seized property, net, where appropriate, of any portion of the market value which might be payable to third parties as a result of subrogation of obligations in the asset foreclosure.

Expenses and interest payable, if any, included in the book value of the asset are added to the provisions recorded for the asset foreclosed.

Provisions are recorded for the foreclosed assets not included in the Group's operating fixed assets and not disposed of within three years at the following rates based on the time elapsed since their acquisition:

Over 3 but less than 4 years	25%
Over 4 but less than 5 years	50%
Over 5 years	75%

These rates are applied to the net book value of the asset at its acquisition date.

These provisions are not applicable in the case of completed housing, offices and multipurpose premises whose book value is lower than the market value updated through an appraisal by an independent appraiser.

g) Loan loss allowance

The loan loss allowance is recorded in accordance with Bank of Spain instructions and represents the Group's best estimate of the potential losses on the loan portfolio and on other assets and commitments exposed to credit risk, based on past experience and present circumstances.

The loan loss allowance is calculated specifically for the nonperforming or doubtfully collectible balances on an aging basis. The provisioning rate applied for all other credit facilities and loans, fixed-income securities and off-balance-sheet risks is 1% of their aggregate amount, except for mortgage loans for completed housing, provided that the related guarantees were provided when the lending was arranged, for finance leases on such property with outstanding balance of less than 80% of the appraisal value, and for ordinary mortgage securitization bonds, pursuant to the amendments introduced by Bank of Spain Circular 9/1999, which are subject to a rate of 0.5%.

Additionally, the loan loss allowance is supplemented by an allowance for the statistical coverage of loan losses, which is recorded by charging to the statement of income for each year an amount equal to the overall latent loan losses on the various portfolios of homogeneous risks, net of the specific loan loss allowance recorded in the year.

The provisions to be recorded must be estimated using calculation methods based on each entity's past nonperforming loan experience and on the expected credit loss by homogeneous risk category. For this purpose, credit entities must have an appropriate credit risk measurement and management system the historical basis of which encompasses a full economic cycle, and this basis must be checked and approved by the Bank of Spain's Inspection Services. Until credit entities have set up their own credit measurement and management system, they must record the statistical loan loss allowance based on the credit loss coefficients generally stipulated by Rule 11 of Bank of Spain Circular 4/1991, as amended by Circular 9/1999.

In 2001, Bankinter, S.A. set up the statistical allowance based on the credit loss coefficients stipulated by the Bank of Spain, except as mentioned in the "Accounting Policies – Comparative Information" section of these notes to financial statements. The effect on the consolidated statement of income was €000's 34,680, and prepaid tax of €000's 12,138 was recorded.

h) Corporate income tax

The consolidated statement of income includes the expense for period corporate income tax, which is calculated on the basis of the tax charge for the year, taking into account the effect of deferring the differences between taxable income and book income before taxes that reverse in subsequent periods, the tax relief and tax credits to which the Group is entitled and the income obtained by the Group companies as a whole.

i) Futures transactions

These instruments include, inter alia, unmatured foreign currency and securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements and financial swaps, and are recorded in memorandum accounts at their nominal or exercise value.

The gains or losses arising on hedging transactions are recognized symmetrically to those on the hedged transactions. The methods used for forward foreign currency transactions are described in Section b) above. The gains or losses on other nonhedging transactions arranged in organized markets are included in full in the statement of income at market price; gains or losses on nonhedging transactions not arranged in organized markets are recorded on the settlement date. However, at the end of each period, theoretical closings of the nonhedging positions are prepared and provisions are recorded with a charge to income for any potential losses disclosed by the theoretical closings.

The fair value of the products included in the notes to financial statements was calculated by applying generally accepted valuation principles.

The valuation methods applied were as follows:

- Fixed-income securities portfolio: Calculation of the effective value of the fixed-income securities portfolio at closing prices on the last trading day.

- Equity securities portfolio: Calculation of the effective value of the equity securities portfolio at closing prices on the last trading day.

- Derivatives traded in OTC markets: Depending on the derivative and based on the data of the last trading day, the valuation method was as follows:

    • IRS: Discounting of flows based on the zero-coupon curve.

    • European options: Use of the Black-Scholes model.

    • American options: Use of the Cox-Ross-Rubinstein (binomial) model.

OTHER MATTERS

In 2000 the Bank of Spain inspected the Bank and completed its review in December 2000. At the date of preparation of these consolidated financial statements, the final report of the Bank of Spain Inspectorate was not yet available. However, the directors of Bankinter, S.A. do not consider that the final outcome of this inspection will give rise to any further event that may affect the financial statements or that should be disclosed in them.

BANKINTER GROUP

BANKINTER, S.A.

Bankinter, S.A. is the parent company of the Bankinter Group and accounted for 99.56% of the Group's total assets as of December 31, 2001.

The individual accounts of the Bank were prepared in accordance with the accounting principles described in the "Accounting Principles Applied" section. Nevertheless, the operations of the Bank and the rest of the Group are managed on a consolidated basis, irrespective of the individual allocation of the related balance-sheet effect. Accordingly, the individual financial statements of Bankinter, S.A. do not reflect the variations in assets and liabilities that would arise from applying consolidation principles or equity method principles, as appropriate, to the financial investments in the dependent companies and to the intercompany transactions (leasing, exchange differences, dividends, guarantees, etc.) which are, however, reflected in the consolidated financial statements.

The note on "Shareholdings in Non-Group Companies" includes a list of the subsidiary companies in the Bankinter Group.

Following are the summarized balance sheets of Bankinter, S.A. as of December 31, 2001, 2000 and 1999, and the statements of income and statements of changes in financial position for the years then ended.

BALANCE SHEETS (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(thousands of euros)

	12/31/01	12/31/00	12/31/99
ASSETS			
Cash on hand and on deposit at central banks	283,167	134,533	307,326
Government debt securities	2,027,552	1,196,030	490,467
Due from banks	2,523,131	2,037,469	2,774,621
Credit facilities and loans	14,725,917	13,878,124	10,308,532
Debentures and other fixed-income securities	726,039	852,829	967,280
Equity securities	34,414	8,059	37,780
Shareholdings in non-Group companies	3,915	3,916	2,881
Shareholdings in Group companies	121,228	129,394	94,058
Intangible assets	-	-	-
Property and equipment	107,017	106,129	96,111
Treasury stock	10,916	5,938	-
Other assets	638,911	587,294	333,665
Accrual accounts	131,302	93,828	66,715
Total assets	21,333,509	19,033,543	15,479,436
LIABILITIES AND CAPITAL			
Due to banks	3,843,878	4,217,716	2,826,502
Customer deposits	13,753,895	11,748,273	8,750,610
Bonds and notes	1,519,972	1,024,530	1,790,564
Other liabilities	621,069	516,349	658,212
Accrual accounts	232,393	235,385	177,487
Provisions for contingencies and expenses	124,828	115,915	129,214
General risk allowance	39,690	35,603	31,248
Income for the year	104,373	89,980	105,963
Subordinated liabilities	467,286	467,286	467,286
Paid-in capital stock	112,863	111,663	111,458
Additional paid-in capital	227,422	206,564	203,389
Reserves	263,613	242,052	205,276
Revaluation reserves	22,227	22,227	22,227
Total liabilities and capital	21,333,509	19,033,543	15,479,436

STATEMENTS OF INCOME (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Interest and similar revenues	1,102,279	856,361	610,390
Interest and similar expenses	756,810	593,649	359,572
Equities portfolio revenues	50,228	55,734	63,941
Net interest revenue	**395,697**	**318,446**	**314,759**
Net fees	66,308	68,339	62,018
Revenue from financial transactions	57,895	62,789	52,908
Total net ordinary revenue	**519,900**	**449,574**	**429,685**
Other operating revenues	6,979	7,115	6,696
General administrative expenses	302,161	273,270	219,124
Personnel expenses	159,494	130,438	117,175
Other administrative expenses	142,667	142,832	101,949
Depreciation, amortization and write-downs of property and equipment and intangible assets	19,604	19,329	17,850
Other operating expenses	6,822	4,443	3,801
Net operating income	**198,292**	**159,647**	**195,606**
Write-offs and provisions for loan losses	68,951	46,649	27,371
Write-downs of long-term financial investments	5,833	3,221	730
Period provision to the general risk allowance	(24)	(221)	(41)
Extraordinary income	23,801	11,321	10,450
Extraordinary charges	19,248	15,838	24,624
Income before taxes	**128,085**	**105,481**	**153,372**
Corporate income tax	23,712	15,501	47,409
Other taxes	-	-	-
Net income	**104,373**	**89,980**	**105,963**

STATEMENTS OF CHANGES IN FINANCIAL POSITION OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999:

(thousands of euros)

	2001		2000		1999	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	-	**175,645**	-	**146,701**	-	**147,097**
Income for the year	-	104,373	-	89,980	-	105,963
Depreciation and amortization	-	19,604	-	19,329	-	17,448
Net provision for loan losses	-	68,951	-	46,649	-	23,634
Net provision for security price fluctuation	-	(40,077)	-	(35,016)	-	(33,308)
Net provision to other allowances	-	21,418	-	25,393	-	33,360
Direct write-down of financial assets	-	-	-	-	-	-
Net gains on sale of property and equipment	-	656	-	273	-	-
Net gains on sale of long-term investments	-	720	-	(43)	-	-
Net gains on sale of treasury stock	-	-	-	136	-	-
Net increase/decrease in:						
Lending less financing from Bank of Spain and thrifts	544,783	-	-	2,467,838	2,342,549	-
Credit facilities and loans	916,868	-	3,618,230	-	1,297,840	-
Fixed-income securities	657,599	-	552,016	-	-	1,304,332
Equity securities, other than long-term investments	27,287	-	-	28,862	-	76,252
Deposits	-	1,631,784	-	4,388,877	-	462,895
Bonds and notes	-	517,500	766,034	-	-	1,486,019
Additions to/sales of long-term investments	98,91		1,626,612		36,540	17,076
Shareholdings in Group and associated companies	58,930	-	1,571,353	-	5,486	-
Property and equipment and intangible assets	39,986	-	55,259	-	31,054	17,076
Other asset items less liability items	11,057	-	404,809	-	-	254,675
Dividends paid and distribution of additional paid-in capital	68,419	-	64,577	-	71,417	-
Total	2,324,929	2,324,929	7,032,278	7,032,278	3,748,346	3,748,346

CHANGES IN THE BANKINTER GROUP

The companies included in the Group in 2001 were as follows: the newly incorporated E-Bankinter Internet Factory, S.C.R., S.A. by the global integration method; ENCE, S.A. by the equity method; and the newly acquired Asistencia y Peritaciones, S.L. through the holding in Línea Directa Aseguradora, S.A. Bankinter Inmobiliaria, S.A. and E-Bankinter Factory, S.A. changed their names to E-Bankinter Certifica, S.A. and E-Pagado, S.A., respectively.

BK International, S.A. was liquidated in 2001.

In 2000 the following companies were incorporated and included in the consolidated Group by the global integration method: Intergestora Nuevas Tecnologías, S.C.R., S.A., E-Bankinter, S.A. (liquidated in 2001), Bankinter Inmobiliaria, S.A. and E-Bankinter Factoring, S.A.

BALANCE SHEET ASSET CAPTION DISCLOSURES

GOVERNMENT DEBT SECURITIES

(thousands of euros)

	12/31/01	12/31/00	12/31/99	Maturing in 2002
Public-sector debt securities				
Treasury bills	472,696	501,281	372,791	459,395
Other debt securities traded by the book-entry system	1,571,983	756,880	194,952	97,521
Bank of Spain certificates of deposit	-	-	24,746	-
Gross total	**2,044,679**	**1,258,161**	**592,489**	**556,916**
Less:				
Security price fluctuation allowance (1)	14,265	59,269	99,720	-
Net total	**2,030,414**	**1,198,892**	**492,769**	-
Investment portfolio	1,528,275	567,466	352,400	345,240
Trading portfolio	516,404	690,695	240,089	211,676
Gross total	**2,044,679**	**1,258,161**	**592,489**	**556,916**

(1)Substantially all for future interest rate risks, with a charge to the income obtained from management of the government debt securities investment portfolio, as described above in Note d) under the "Accounting Principles Applied" heading.

As of December 31, 2001, the Bankinter Group did not hold any held-to-maturity debt securities. The "Maturing in 2002" column includes the balances of government debt securities held as of December 31, 2001, which mature in 2002.

The face value of the pledged government debt securities was €000's 58,733 in 2001, 2000 and 1999.

Following are the valuations of the investment portfolio:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Market value of the investment portfolio	1,527,372	569,422	353,246

Transfers from the trading portfolio to the investment portfolio totaled €000's 775,949 in 2001.

DUE FROM BANKS

The detail of this asset caption, with disclosure of the total amounts in euros and foreign currencies, is shown in the following table.

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Banks operating in Spain	1,351,427	1,064,937	825,665
Savings banks	785,589	392,505	958,262
Credit cooperatives	-	-	50,389
Credit entities abroad	386,140	580,137	646,676
Other resident credit entities	-	-	293,690
Total	2,523,156	2,037,579	2,774,682
In euros	2,450,820	1,956,724	2,671,631
In foreign currencies	72,336	80,855	103,051

El desglose por plazos remanentes del apartado "Otros Créditos" del epígrafe " Entidades de Crédito" del activo del balance de situación es el siguiente:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	1,436,473	1,625,453	1,467,198
3 months to 1 year	954,705	262,242	1,141,984
1 to 5 years	121	190	-
Over 5 years	9	185	-
Total	2,391,308	1,888,070	2,609,182

CREDIT FACILITIES AND LOANS

The breakdown of the balances of this account, classified by type of transaction and currency, is as follows.

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Commercial bills	1,172,886	1,127,899	985,282
Secured loans	9,623,591	8,693,068	6,046,533
Other term loans	2,966,860	3,129,765	2,398,932
Demand loans	507,924	482,162	418,265
Lease receivables	556,425	528,094	475,135
Nonperforming loans	54,343	47,563	44,584
Subtotal	14,882,029	14,008,551	10,368,731
Less: Loan loss allowance	191,273	140,717	110,364
Total	14,690,756	13,867,834	10,258,367
In euros	14,461,872	13,651,094	10,091,309
In foreign currencies	420,157	357,457	277,422

The detail, by term to maturity, of the "Credit Facilities and Loans" caption, before deduction of the loan loss allowance, on the asset side of the balance sheets is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	1,904,351	2,201,234	2,240,570
3 months to 1 year	1,255,232	2,029,188	1,410,275
1 to 5 years	2,059,857	3,062,424	2,264,007
Over 5 years	9,103,170	6,540,874	4,265,432
Undetermined	559,419	174,831	188,447
Total	14,882,029	14,008,551	10,368,731

The detail by borrower sector is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Government entities	21,223	42,437	22,342
Resident borrowers	14,294,615	13,203,569	10,201,222
Nonresident borrowers	511,848	714,982	100,583
Nonperforming loans	54,343	47,563	44,584
Subtotal	14,882,029	14,008,551	10,368,731
Of which: Group companies	-	-	-
Less: Loan loss allowance	191,273	140,717	110,364
Total	14,690,756	13,867,834	10,258,367

The detail, by type of leased asset, of the lease transactions is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Buildings	219,010	208,142	189,478
Industrial machinery	53,272	51,504	46,903
Computer hardware	10,308	10,379	7,527
Vehicles	102,940	99,680	109,101
Other	170,895	158,389	122,126
Total	556,425	528,094	475,135
Principal	515,293	487,869	439,782
Residual value	41,132	40,225	35,353

The variations in contingent assets and liabilities classified as doubtful were as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Beginning balance (January 1)	48,136	44,815	45,719
+ Increases	104,644	88,028	69,085
- Recoveries	85,115	73,516	62,470
- Write-offs	13,216	11,191	7,519
Ending balance (December 31)	54,449	48,136	44,815

DEBENTURES AND OTHER FIXED-INCOME SECURITIES

The detail, by issuer sector, listing status and portfolio classification, of the balances of this balance sheet caption is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Government entities	14,065	16,155	17,520
Banks	29,432	43,547	28,414
Other fixed-income securities	12,539	10,176	29,779
Mortgage securitization bonds	670,003	783,392	887,412
Own treasury bonds	-	109	79
Commercial paper	-	-	4,269
Gross total	**726,039**	**853,379**	**967,473**
Less: Security price fluctuation allowance	-	550	-
Net total	**726,039**	**852,829**	**967,473**
Listed	726,039	853,379	967,473
Unlisted	-	-	-
Gross total	**726,039**	**853,379**	**967,473**
Trading portfolio	4,756	13,593	10,893
Investment portfolio	721,283	839,786	956,580

Maturities of "Debentures and Other Fixed-Income Securities" in 2002

(thousands of euros)

Name of security	Maturity Date	Amount Payable
Canary Islands Autonomous Government debentures 9.315%	05/16/02	1,705
Bankinter 2 FTH mortgage securitization bonds	07/22/02	18,002
Total		**19,707**

In 1999 Bankinter, S.A. launched two mortgage loan securitization issues in concert with Europea de Titulización, S.A. The first issue was on May 12, 1999, with a face value of €000's 600,000, of which €000's 22,200 were series B subordinated bonds. The second issue was on October 22, 1999, with a face value of €000's 320,000, of which €000's 12,800 were series B subordinated bonds. Bankinter, S.A. subscribed to all the bonds issued by the two mortgage securitization funds, which are included under the "Debentures and Other Fixed-Income Securities" caption in the public balance sheet.

On October 22, 2001, the Bank launched the third mortgage securitization issue for a face amount of €000's 1,322,500, of which €000's 33,700 were series B subordinated bonds and €000's 15,200 were series C subordinated bonds. This third issue was placed in full in international markets. Also, the Bank granted to the Securitization Fund a subordinated credit with a limit of €000's 13,225 which had not been drawn down as of December 31, 2001, and a loan of €000's 2,230.

Variations in "Debentures and Other Fixed-Income Securities"

(thousands of euros)

	Long-Term Financial Investments	Other
Balance at 12/31/98	967	134,736
Additions	2,986	2,049,398
Retirements	3,221	1,217,393
Balance at 12/31/99	732	966,741
Additions	11,581	2,593,081
Retirements	11,384	2,707,372
Balance at 12/31/00	929	852,450
Additions	4,500	2,548,653
Retirements	476	2,680,017
Balance at 12/31/01	4,953	721,086

EQUITY SECURITIES

This balance-sheet caption reflects the amount, net of the security price fluctuation allowance, invested in shares of or other ownership interests in non-Group and associated companies.

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Banks	1,128	-	8,644
Other resident entities	11,632	6,100	19,744
Nonresident entities	40,502	25,901	16,530
Gross total	**53,262**	**32,001**	**44,918**
Less: Security price fluctuation allowance	1,388	3,188	279
Net total	**51,874**	**28,813**	**44,639**
Listed	47,906	3,979	41,219
Unlisted	5,356	28,022	3,699
Gross total	**53,262**	**32,001**	**44,918**
Trading portfolio	3,270	2,670	23,036
Investment portfolio	49,992	29,331	21,882
Market value of investment portfolio	48,644	28,805	21,645

Variations in the "Equity Securities" caption

(thousands of euros)

	LONG-TERM FINANCIAL INVESTMENTS	OTHER
Balance at 12/31/98	**9,328**	**126,627**
Additions	33,459	1,169,269
Retirements	40,729	1,253,036
Balance at 12/31/99	**2,058**	**42,860**
Additions	33,230	723,950
Retirements	31,685	738,412
Balance at 12/31/00	**3,603**	**28,398**
Additions	11,442	576,781
Retirements	9,689	557,273
Balance at 12/31/01	**5,356**	**47,906**

SHAREHOLDINGS IN NON-GROUP COMPANIES

The securities in the permanent shareholdings portfolio representing direct or indirect holdings of 5% or more in unlisted investees (3% or more if listed) by the Bankinter Group as of December 31, 2001, in consolidated companies, nonconsolidable companies and other companies are detailed in the following tables.

The detail of the shareholdings of the Bankinter Group in other companies, including nonconsolidated Group companies, as of December 31, 2001, 2000 and 1999, is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Banks	-	-	-
Of which: Group banks	-	-	-
Other resident companies	142,161	85,582	74,941
Of which: Group companies	79,901	65,522	57,281
Nonresident companies	2,491	2,102	744
Of which: Group companies	135	-	-
Gross total	144,652	87,684	75,685
Less: Security price fluctuation allowance	8,712	95	99
Net total	135,940	87,589	75,586
Listed	35,911	17,962	12,293
Unlisted	108,741	69,722	63,392

The detail of the companies consolidated by the global integration method, showing the percentage of direct or indirect ownership, capital stock, reserves and results for the year ended December 31, 2001, is as follows:

(thousands of euros)

		% of Ownership by Bankinter			As of December 31, 2001			
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	625	60
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	669	60
Bankinter International B.V.	Strawinskylaan, 1725. Amsterdam	100.00	0.00	100.00	75	559	322	63
Bankinter de Inversiones, S.I.M., S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,438	(376)	2,992
Cibesa, S.A.	Valentín Sanz,16. Sta. Cruz de Tenerife	99.99	0.01	100.00	2,765	111	214	2,765
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4.345	5.755	36.526	4.509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	(1,570)	(628)	24,945
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	379	(528)	17,880
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,010	10,454	821	15,332
Bankinter International Cayman, L.T.D.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	57	43	413	1
Bankinter Cayman Issuances, L.T.D.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	57	-	-	1
Bankinter Finance Limited	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	269,644 (1)	387	161	1
Ginstow Finance, L.T.D.	Custom House Quary, 90070. Dublin (Irlanda)	100.00	-	100.00	14,208	170	1,395	14,208
Intergestora Nuevas Tecnologías, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	18,030	(1,243)	(5,769)	11,018
E-Bankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	-	1	60
E-Pagado, S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	60	-	(1)	14
E-Bankinter Internet Factory, S.C.R., S.A.	Avda Bruselas, 12. Arroyo de la Vega (Alcobendas). Madrid	99.99	0.01	100.00	1,202	-	7	1,202

(1) Including the preferred shares issued by the company.

The detail for the companies carried by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and results for the year ended December 31, 2001, is as follows:

(thousands of euros)

		% of Ownership by Bankinter			As of December 31, 2001 (1)			
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Línea Directa Aseguradora, S.A.	Isaac Newton,7 Tres Cantos	50.00	-	50.00	37,512	(7,862)	1,389	15,520
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29. Madrid	99.99	0.01	100.00	11,122	31,788	9,578	4,865
Aircraft, S.A.	Marqués de Riscal, 13. Madrid	99.99	0.01	100.00	7,212	(1,074)	(542)	5,596
Grupo Industrial Catensa, S.A	Ausias March,16. Barcelona	29.51	3.24	32.75	676	14,148	(636)	196
Asistencia y Peritaciones, S.L.	Garcia Martín,19 Edificio Anade Pozuelo de Alarcón. Madrid	-	50.00	50.00	30	152	53	418
Sogecable S.A.	Gran Via, 32. Madrid	-	4.24	4.24	194,048	156,852	3,570	27,296
ENCE, S.A.	Avda. de Burgos, 8-B Edificio Génesis Madrid	-	6.50	6.50	114,613	177,479	29,149	33,939

(1) Data on ENCE and Sogecable as of November 30, 2001.

The detail of other companies, in which the Group's ownership interest exceeds 5%, or 3% if the investee is listed, is as follows:

(thousands of euros)

		% of Ownership in 2001			As of December 31, 2001			
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Filtros Mann, S.A.	Santa Fé,s/n Zaragoza	10.37	-	10.37	6,755	20,097	5,804	740
Mercavalor, S.V.B., S.A.	Avda. Brasil,7 Madrid	14.30	-	14.30	4,508	354	893	502
Corpfin Capital Fund B.V.	P.O. Box 1.469 - 1.000 B.L. Amsterdam	7.80	-	7.80	5,621	3,915	(525)	825

(1) Balance sheet data as of December 31, 2001.

Of the shares included in the permanent shareholdings portfolio, only those of Bankinter Inversiones, S.I.M., S.A., Sogecable, S.A. and ENCE, S.A. are listed.

GOODWILL IN CONSOLIDATION

Following are the variations in the goodwill in consolidation of the Group in 2001, 2000 and 1999:

(thousands of euros)

	Goodwill in Consolidation
Balance at 12/31/98	3,156
Increases	-
Decreases	3,156
Balance at 12/31/99	-
Increases	11,722
Decreases	879
Balance at 12/31/00	10,843
Increases	14,396
Decreases	1,958
Balance at 12/31/01	23,281

PROPERTY AND EQUIPMENT

The variations in the property and equipment of the Bankinter Group in 2001, 2000 and 1999 were as follows:

(thousands of euros)

	Property			Furniture, Machinery and Installations		
	Cost	Accumulate Depreciatio	Book Value	Cost	Accumulate Depreciatio	Book Value
Balance at 12/31/98	105,761	16,642	89,119	191,957	130,858	61,099
Allowance for foreclosed assets	-	-	7,117	-	-	6
Net balance at 12/31/98	105,761	16,642	82,002	191,957	130,858	61,093
Increases	13,024	1,726	11,298	17,273	14,745	2,528
Decreases	9,197	456	8,741	14,882	5,649	9,233
Transfers	(7,982)	-	(7,982)	7,982	-	7,982
Rented assets	-	-	-	-	4,537	(4,537)
Balance at 12/31/99	101,606	17,912	83,694	202,330	144,491	57,839
Allowance for foreclosed assets	-	-	5,384	-	-	-
Net balance at 12/31/99	101,606	17,912	78,310	202,330	144,491	57,839
Increases	13,558	1,727	11,831	41,303	19,208	22,095
Decreases	8,298	395	7,903	21,049	1,478	19,571
Transfers	(6,226)	-	(6,226)	(6,226)	-	6,226
Rented assets	-	-	-	-	1,487	(1,487)
Balance at 12/31/2000	100,640	19,244	81,396	228,810	163,708	65,102
Allowance for foreclosed assets	-	-	4,260	-	-	-
Net balance at 12/31/2000	100,640	19,244	77,136	228,810	163,708	65,102
Increases	18,348	1,657	16,691	21,080	17,581	3,499
Decreases	10,620	459	10,161	18,582	6,951	11,631
Transfers	(11,505)	(8)	(11,497)	11,497	-	11,497
Rented assets	-	-	-	-	3,914	(3,914)
Balance at 12/31/2001	96,863	20,434	76,429	242,805	178,252	64,553
Allowance for foreclosed assets	-	-	2,955	-	-	-
Net balance at 12/31/2001	96,863	20,434	73,474	242,805	178,252	64,553

The balance of the "Property and Equipment" caption in the public consolidated balance sheet is net of the allowance for foreclosed assets, which amounted to €000's 2,955 in 2001 (€000's 4,260 in 2000 and €000's 5,384 in 1999).

The detail, by asset type, of the revaluation of certain property and equipment in 1996 pursuant to Royal Decree-Law 7/1996, is as follows:

	(thousands of euros)
Land	1,707
Buildings	12,219
Installations and machinery	6,629
Computer hardware	252
Furniture	2,067
Vehicles	42
Total	**22,916**

As a result of the increase in the balance of the Group's property and equipment due to application of Royal Decree-Law 7/1996, an additional depreciation charge of €000's 761 was recorded in the 2001 statement of income €000's 1,349 in 2000 and €000's 1,888 in 1999). As of December 31, 2001, the net book value of the revaluation effect was €000's 12,842 (€000's 13,603 in 2000 and €000's 14,952 in 1999).

The detail of the net book values of the property and equipment not used in operations is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Land	3,628	3,539	5,356
Buildings	8,894	12,199	6,561
Machinery, computer hardware and vehicles	158	411	-
Allowance for foreclosed assets	(2,955)	(4,260)	(5,384)
Total	**9,725**	**11,889**	**6,533**

As of December 31, 2001, there were property and equipment sale commitments amounting to €69,000 (€000's 225 in 2000 and €000's 496 in 1999).

OTHER ASSETS

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Options purchased	12,436	57,766	18,752
Transactions in transit	9,717	28,171	23,168
Interim dividend	47,101	40,615	31,311
Corporate income tax withholdings	70,866	72,822	35,350
Prepaid income tax	72,139	79,473	66,947
Cash guarantees	107,200	70,084	907
Unsettled financial transactions	160,527	110,225	38,645
Checks drawn on banks	82,844	7,379	52,104
Clearing houses	2,000	-	1,376
Other items	98,233	165,813	60,209
Total	**663,063**	**632,348**	**328,769**

BALANCE-SHEET LIABILITY CAPTION DISCLOSURES

DUE TO BANKS

The detail, by nature and currency, of this caption is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Bank of Spain	519,999	585,572	548,000
Banks operating in Spain	1,182,938	1,302,300	476,749
Savings banks	737,903	811,931	939,017
Credit cooperatives	74,400	2,000	49,490
Instituto de Crédito Oficial (ICO)	150,007	252,952	153,503
Credit entities abroad	1,178,631	1,262,963	452,216
Other resident credit entities	-	-	207,527
Total	**3,843,878**	**4,217,718**	**2,826,502**
In euros	3,473,500	3,436,282	2,475,287
In foreign currencies	370,378	781,436	351,215

The detail, by term to maturity, of the "Due to Banks - Time or Notification Deposits" account on the liability side of the balance sheets is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	2,964,983	3,112,720	2,384,186
3 months to 1 year	427,864	368,267	85,700
1 to 5 years	180,979	411,794	205,390
Over 5 years	59,988	161,820	49,207
Unclassified	113,936	-	-
Total	3,747,750	4,054,601	2,724,483

CUSTOMER DEPOSITS

The detail, by type of account and currency, of this caption is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Demand deposits	5,017,342	4,212,401	3,569,555
Savings deposits	125,651	76,808	76,084
Time deposits	3,567,207	3,305,485	1,977,412
Securities sold under repurchase agreement	3,875,569	3,422,138	2,471,588
Other accounts	1,875	4,732	2,312
Total	**12,587,644**	**11,021,564**	**8,096,951**
In euros	12,296,583	10,630,072	7,936,337
In foreign currencies	291,061	391,492	160,614

The detail, by depositor, is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Deposits of government entities	335,351	310,584	223,412
Deposits of other residents	11,804,199	10,337,402	7,458,027
Deposits of nonresidents	448,094	373,578	415,512
Total	**12,587,644**	**11,021,564**	**8,096,951**
Of which: Group companies	188,712	236,894	340,619

The detail, by term to maturity, of the "Customer Deposits - Savings Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	2,781,728	2,626,448	791,037
3 months to 1 year	433,242	302,900	670,049
1 to 5 years	268,570	120,892	425,535
Over 5 years	83,667	255,245	90,791
Total	**3,567,207**	**3,305,485**	**1,977,412**

The detail, by term to maturity, of the "Customer Deposits - Other Deposits - Time" account in the balance sheets is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	2,664,019	3,031,782	1,955,056
3 months to 1 year	1,213,425	395,088	518,845
1 to 5 years	-	-	-
Over 5 years	-	-	-
Total	**3,877,444**	**3,426,870**	**2,473,901**

BONDS, NOTES AND OTHER MARKETABLE SECURITIES

A total of 3,177,603 Bankinter Group bonds, issued from 1997 to 2000, with a face value of €000's 246,610 and maturities from 2004 to 2009, were outstanding at 2001 year-end.

All the bonds outstanding as of December 31, 2001, were issued at par and bear nominal annual interest ranging from Mibor-2.50% to 5.41%.

The Bankinter Group reserves the right, in the issues where so stipulated, to redeem the issues early, in full, in part or by repurchase on the stock exchange. This right was exercised for the early redemption of bonds amounting to €000's 53 in 2001 (€000's 41,508 in 2000 and €000's 4,736 in 1999).

Following is the detail of the outstanding bond issues:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	Interest (%)	Listed	Final Maturity of Issue
07/18/97	150,253	150,253	Mibor +0.18%	Yes	07/18/04
12/01/98	98,542	78,657	Mibor -2.50%	Yes	01/02/09
02/15/00	17,700	17,700	5.41	Yes	01/21/05
Total	266,495	246,610			

The authorization granted on June 25, 1998, by the Shareholders' Meeting to the Board of Directors to issue up to Ptas. 50,000 million (issued or outstanding balance) of bonds or debentures convertible into shares was partially exercised in 1998. An issue of convertible debentures for the Bank employees was launched as a result of this authorization. The dates for obligatory conversion of the debentures are January 2, 2001, 2003, 2005, 2007 and 2009 and those for optional conversion are January 2, 2000, 2002, 2004, 2006 and 2008. As discussed in the "Capital Stock" section, in January 2000 certain of these debentures were voluntarily converted into shares and, as a result, capital stock increased by €000's 205 (136,424 shares) with additional paid-in capital of €000's 3,175. In January 2001 certain of these debentures were obligatorily converted into shares and, as a result, capital stock increased by €000's 961 (640,735 shares) with additional paid-in capital of €000's 14,908. The exchange ratio is one share per debenture. The face amount of each debenture issued is €24.77. The outstanding balance as of December 31, 2001, was €000's 78,833.

As discussed in the "Capital Stock" section, in January 2001 certain of these debentures were obligatorily converted into shares and, as a result, capital stock increased by €000's 961 (640,735 shares) with additional paid-in capital of €000's 14,908. The exchange ratio is one share per debenture. The face amount of each debenture issued is €24.77. The outstanding balance as of December 31, 2001, was €000's 78,657.

In the public consolidated balance sheet, the balance of bonds and debentures outstanding is net of the balance of those included in the portfolio of the consolidated companies, amounting to €000's 176 as of December 31, 2001.

In March 2000, Convertible Debenture Issue II for Bank employees was launched. The dates for obligatory conversion of the debentures are March 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010. The exchange ratio is one share per debenture. The face value of each debenture issued was €45.21.

"Convertible Debenture Issue III for Bankinter Group Employees", launched in March 2001, which cancelled the previous March 2000 issue, was for a maximum amount of €000's 113,183 and a unit face value of €38.85. The subscribers to these securities were the holders of the convertible debentures of "Convertible Debenture Issue II for Bank Employees. 2000" at the date of early redemption of that issue who continued to be employees at the issuance date. The exchange ratio of the convertible debentures was one share per debenture. The debenture conversion dates were April 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010.

In April 2001 certain of these debentures were converted into shares and, as a result, capital stock increased by €000's 239 (159,311 shares) with additional paid-in capital of €000's 5,950.

On November 14, 2001, the Bank's Board of Directors approved the total early redemption of "Convertible Debenture Issue III for Bankinter Group employees. 2001", formalized in a public deed dated December 19, 2001, and Convertible Debenture Issue IV for a maximum amount of €000's 88,322 with a unit face value of €32.07. The issuance and disbursement date is February 4, 2002. The subscribers to the debentures are, in principle, the holders of the convertible debentures of "Convertible Debenture Issue III for Bank Employees. 2001" at the date of early redemption of that issue who continued to be employees at the issuance date, under the terms specified in the issue resolution. The exchange ratio of the convertible debentures will be one share per debenture. The debenture conversion dates are the same as for Convertible Debenture Issue III.

In 2001 the Bank renewed and increased the Euro Commercial Paper Program issued by Bankinter International, B.V. with registered office in Holland and guaranteed by Bankinter, S.A., maintaining a final balance of €000's 564,568 as of December 31, 2001.

The final balance as of December 31, 2001, of the Euro Medium Term Notes Program through the subsidiaries Bankinter International Cayman and Bankinter Cayman Issuances, guaranteed by Bankinter, S.A. amounted to €000's 499,598.

In 2001 bearer notes with a face value of €1,000 each were issued at a discount and at terms ranging from 7 through 760 days. The interest rate on the notes was set on the basis of the market conditions at the time of issuance.

Following is a list of the note issues outstanding, showing the date of registration with the Spanish National Securities Market Commission (CNMV), the face amount and the outstanding balance placed as of December 31, 2001:

(thousands of euros)

Date of Registration with CNMV	Face Amount	Outstanding Balance at 12/31/01
03/22/00	1,000,000	36,926
03/20/01	1,500,000	1,236,260
Total	**2,500,000**	**1,273,186**

The detail, by term to maturity, of the notes issued is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Term			
Up to 3 months	764,718	471,058	664,477
3 months to 1 year	409,393	101,664	779,058
1 to 5 years	99,075	10,251	50,329
Over 5 years	-	-	-
Total	1,273,186	582,973	1,493,864

Bankinter's lending and investment activity in general has grown steadily in the last few years and has been accompanied systematically by active prudent monitoring of financing needs in order to meet those needs efficiently through the optimum use of the financing instruments available in the capital markets.

The goal is to ensure the flexibility and the ability to select the financing mechanism best suited to the Bank's requirements at any given time, in terms of cost, term and, at overall level, value creation.

This is only possible through, on the one hand, a strategy of anticipating likely future needs, and, on the other, continuously monitoring the new products offered by the market in the areas of financing mechanisms, capital structure, and balance sheet management.

For this purpose, Bankinter maintains up-to-date and ready for use various financing programs and instruments — in both the Spanish local markets and the international markets — to obtain funding or issue securities of any kind at short term (promissory notes, Euro commercial paper) and long term (bonds, debentures and notes, mortgage bonds, schuldschein loans, etc.) in any of the debt categories (guaranteed, senior, subordinated, etc.).

The issues in 2001 focused on the short term in both the Bankinter Promissory Notes Program and in the Euro Commercial Paper Program through the subsidiary Bankinter International, B.V., the average balances outstanding of which were €1,053.9 million and €332.7 million, respectively.

As the most notable transaction in 2001 within this strategy, the Bank securitized 19,868 mortgage loans amounting to €000's 1,322,500 in what was Bankinter's third and the largest securitization of mortgage loans to date. The bonds issued by the Securitization Fund were all placed in the market and elicited an excellent response from institutional investors throughout Europe. The Bankinter 3 issue is the largest Spanish public issue of mortgage securitization bonds placed in the Euromarket so far and, accordingly, has become the European benchmark for bonds of this type. Also, the Bank granted a subordinated credit to the Securitization Fund with a limit of €000's 13,225 which had not been drawn down as of December 31, 2001, and a loan of €000's 2,230.

Securitization and other methods of asset use enable the Bank to reduce the consumption of equity and to increase liquidity to maintain the growth rate of the lending business, by diversifying the financing mechanisms, using the Bank's capital structure more efficiently and maintaining optimum solvency.

Accordingly, the Bank will foreseeably continue to use this mechanism in the future for mortgage loans and other assets, and any other method offered by financial innovation for efficiently managing the Group's resources.

OTHER LIABILITIES

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Debentures payable	103,368	31,468	76,355
Factoring payables	1,193	213	4,672
Options written	9,995	62,162	20,337
Transactions in transit	8,692	10,728	11,850
Deferred income tax	2,481	14,343	2,137
Clearing house	2,129	1,277	350
Tax collection accounts	226,567	212,094	194,263
Special accounts	145,663	88,710	61,377
Guarantees received	71,274	39,356	140,241
Other items	67,071	80,303	149,482
Total	638,433	540,654	661,064

SPECIAL ALLOWANCES

The following tables show the accumulated balances of the allowances recorded for the purposes stated and the variations in 2001, 2000 and 1999.

The loan loss allowance is presented in the balance sheets as a reduction of the credit facilities and loans caption, except for the portion relating to off-balance-sheet risks (€000's 26,106, €000's 19,337 and €000's 15,314 as of December 31, 2001, 2000 and 1999, respectively). The security price fluctuation allowance was deducted from the related balances making up the securities portfolio, and the allowance for foreclosed assets was deducted from property and equipment.

With regard to the in-house pension allowance, under the current collective labor agreement the Group has undertaken to supplement the social security benefits of the employees hired prior to March 8, 1980, for retirement, permanent disability, death of spouse or death of parent.

In 1996 the advantages and disadvantages of maintaining these allowances in the future in view of the enactment of Private Insurance Law 30/1995 were analyzed and subsequently, on July 1, an insurance contract was entered into with Winterthur Seguros y Reaseguros, S.A. which, with the unconditional support of its parent company, Winterthur A.G., guarantees the future coverage of all the supplementary pension payments to retired and serving employees entitled to such coverage from retirement.

This insurance contract consisted of two policies involving the payment of a single premium of €000's 30,886 (to cover the total commitments incurred through June 30, 1996), with a guaranteed yield of approximately 8%, and the payment of periodic annual premium to cover the payments for future services, with a guaranteed yield of 4.5% plus a 90% share in the net profit of the policy.

In 2000 the insurance policies were adapted as stipulated in Royal Decree 1588/1999 and Bank of Spain Circular 5/2000, and the externalization process in accordance with current regulations was completed.

In 2001 €000's 2,910 of periodic premiums were recorded (€000's 2,815 in 2000 and €000's 2,380 in 1999).

In addition, since 1996 all the benefits included in the collective labor agreement for all serving employees during their years of service have been insured with Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros. The related premium paid amounted to €000's 591 in 2001 (€000's 563 in 2000 and €000's 180 in 1999).

The Bank employees with vested pension rights as of December 31, 2001, were as follows:

Serving employees whose recognized service began prior to March 8, 1980	578
Retired employees	34
Early retirees	-

In addition to the externalization described above, all the accrued commitments were valued for the sole purpose of determining the actuarial liability (for serving and retired employees), as follows:

		(thousands of euros)
Pension commitments to retired employees		3,473
Contingent liability for pensions to serving employees		92,720
Vested	57,827	
Unvested	34,893	

The actuarial assumptions used in evaluating the obligations arising from the benefit plan addressed in the current collective labor agreement for private banks as of December 31, 2001, were as follows: assumed annual interest rate of 3.15%, annual salary increase of 3.5% and use of GRM-F95 mortality tables. In calculating these actuarial assumptions the effect of employee turnover was not taken into account; however, regard was had to the possibility of early retirement being taken by employees aged 60 to 65 with more than 40 years of service.

The foregoing evaluation disclosed no coverage shortfall in this connection as of December 31, 2001.

The variations in the special allowances were as follows:

(thousands of euros)

	Loan Loss Allowance	Security Price Allowance	Pension Allowance	Futures Transactions Allowance	Other Specific Allowance	General Risk Allowance	Total
Balance at 12/31/98	**102,689**	**143,431**	**3,732**	**34,325**	**61,520**	**27,743**	**373,440**
Variation in 1999							
Provisions	36,594	99,498	-	35,212	79,702	-	251,006
Amount used	(8,189)	(11,187)	-	(6,771)	(4,485)	(41)	(30,673)
Other variations and transfers	(6,590)	(131,644)	(3,732)	(26,055)	(43,307)	3,546	(207,782)
Balance at 12/31/99	**124,504**	**100,098**	**-**	**36,711**	**93,430**	**31,248**	**385,991**
Variation in 2000							
Provisions	62,184	25,704	-	24,456	64,617	-	176,961
Amount used	(12,321)	(9,510)	-	(10,427)	(12,677)	(221)	(45,156)
Other variations and transfers	(14,313)	(53,189)	-	(14,146)	(39,367)	4,576	(116,439)
Balance at 12/31/00	**160,054**	**63,103**	**-**	**36,594**	**106,003**	**35,603**	**401,357**
Variation in 2001							
Provisions	83,631	25,488	-	23,749	51,949	-	184,817
Amount used	(13,260)	(1,878)	-	(3,311)	(11,105)	(24)	(29,578)
Other variations and transfers	(13,047)	(62,348)	-	(15,171)	(33,109)	4,111	(119,564)
Balance at 12/31/01	**217,378**	**24,365**	**-**	**41,861**	**113,738**	**39,690**	**437,032**

The detail of the variations in 2001 and 2000 in the loan loss allowance, distinguishing specific, general-purpose or statistical coverage, is as follows:

(thousands of euros)

	Specific Coverage	General-Purpose Coverage	Statistical Coverage
Balance at 12/31/99	32,809	91,695	-
Variation in 2000			
Provisions	24,411	19,587	18,186
Amount used	(12,321)	-	-
Other variations and transfers	(14,313)	-	-
Balance at 12/31/00	30,586	111,282	18,186
Variation in 2001			
Provisions	28,926	20,088	34,617
Amount used	(13,260)	-	-
Other variations and transfers (1)	(13,047)	-	-
Balance at 12/31/01	33,205	131,370	52,803

(1) This includes the transfers to the allowance for property and equipment amounting to €000's 523, the period releases amounting to €000's 8,435, the prior years' releases amounting to €000's 4,134 and the positive exchange difference adjustments amounting to €000's 45.

These allowances were recorded as stipulated in Rule 11 of Bank of Spain Circular 4/1991. The statistical loan loss allowance was recorded on the basis of the credit risk loss coefficients described in Note g) under the "Accounting Principles Applied" heading.

The "Other Specific Allowances" column includes, inter alia, the Group treasury stock allowance, recorded in accordance with Bank of Spain regulations, which require a specific allowance to be set up to cover the difference between the cost of the treasury stock and its underlying book value. This allowance amounted to €000's 30,029 as of December 31, 2001 (€000's 36,593 in 2000 and €000's 33,461 in 1999). This column also includes a specific allowance set up to cover commitments and future incentives to Group employees.

SUBORDINATED LIABILITIES

As of December 31, 2001, Bankinter, S.A. had €000's 197,767 of subordinated debentures outstanding. These securities are subordinated debt in accordance with Article 7 of Law 13/1992 on consolidated equity and supervision of finance entities and Rule 8 of Bank of Spain Circular 5/1993, as interpreted by Circular 2/1994.

These debenture issues meet the requirements of Rule 8 of Bank of Spain Circular 5/1993 to qualify as Tier-2 capital and for this purpose a certificate was obtained from the Bank of Spain classifying them as computable capital.

The debentures will be redeemed at maturity and there is no early redemption option.

The detail of the issues currently outstanding is as follows:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	Interest (%)	Maturity
06/16/97	60,101	60,101	6.95	06/16/07
05/14/98	36,061	36,061	5.7	12/18/12
05/14/98	84,142	84,142	6	12/18/28
05/29/98	17,463	17,463	5	05/29/08
Total	197,767	197,767		

€000's 11,281 of interest was paid on subordinated debentures in 2001 (€000's 11,255 in 2000 and €000's 11,273 in 1999).

CAPITAL STOCK

At December 31, 2001, the capital stock of Bankinter, S.A. consisted of 75,241,850 fully subscribed and paid shares of €1.5 par value each (74,441,804 and 74,305,380 shares of €1.5 par value each in 2000 and 1999, respectively). On January 27, 1999, the capital stock was redenominated in euros.

All the shares are recorded by the book-entry system, are listed on the Madrid and Barcelona Stock Exchanges and are traded by the Spanish computerized trading system.

As a result of the voluntary exchange in January 2000 of Convertible Debenture Issue I of December 1998, capital stock increased by 136,424 shares (€000's 205). As a result of the difference between the face amount of the debentures exchanged and the par value of the shares issued, additional paid-in capital increased by €000's 3,175.

As a result of the obligatory exchange in January 2001 of Convertible Debenture Issue I of December 1998, capital stock increased by 640,735 shares (€000's 961). As a result of the difference between the face amount of the debentures exchanged and the par value of the shares issued, additional paid-in capital increased by €000's 14,908.

As a result of the voluntary exchange in April 2001 of a portion of Convertible Debenture Issue III for Bankinter Group Employees 2001, capital stock increased by 159,311 shares (€000's 239). As a result of the difference between the face amount of the debentures exchanged and the par value of the shares issued, additional paid-in capital increased by €000's 5,950.

TREASURY STOCK

At 2001 year-end the Group held 1,408,135 shares of treasury stock of €1.5 par value each (1,487,178 at December 31, 2000 and 1,474,952 at December 31, 1999).

In 2001 the Bankinter Group purchased 1,631,750 shares and sold 1,710,793 shares in the stock market which represented 2.17% and 2.27%, respectively, of its capital stock as of December 31, 2001. The results of these transactions are included under the "Extraordinary Income" caption in the statement of income.

Variations in treasury stock (number of shares)

(thousands of euros)

	Bankinter Inversiones	Hispamarket	Intermobiliaria	Bankinter	Total
Balance at 12/31/98	-	-	1,003,700	-	1,003,700
Purchases	-	78,693	1,643,735	1,521,953	3,244,381
Sales	-	78,693	1,172,483	1,521,953	2,773,129
Balance at 12/31/99	-	-	1,474,952	-	1,474,952
Purchases	185,017	101,000	-	1,252,873	1,538,890
Sales	185,017	101,000	535,815	704,832	1,526,664
Balance at 12/31/00	-	-	939,137	548,041	1,487,178
Purchases	-	-	-	1,631,750	1,631,750
Sales	-	-	578,876	1,131,917	1,710,793
Balance at 12/31/01	-	-	360,261	1,047,874	1,408,135

The detail of treasury stock ownership as of December 31, 2001, is as follows:

	Number of Shares	(thousands of euros) Par Value	(euros) Average Acquisition Price	(thousands of euros) Reserve for Treasury Stock	% of Capital Stock
Intermobiliaria, S.A.	360,261	540	33.31	3,868	0.48
Bankinter, S.A.	1,047,874	1,572	31.61	11,250	1.39
Total	1,408,135	2,112	32.04	15,118	1.87

RESERVES

The variations in the reserves and the losses at consolidated Bankinter Group companies in 2001, 2000 and 1999 were as follows:

(thousands of euros)

	Balance at 12/31/98	Distribution of 1998 Income	Other Variations	Balance at 12/31/99	Distribution of 1999 Income	Other Variations	Capital Increase	Balance at 12/31/00	Distribution of 2000 Income	Other Variations	Capital Increase	Balance at 12/31/01
Legal reserve	34,077	-	-	34,077	-	-	-	34,077	-	-	-	34,077
Additional paid-in capital	214,537	-	(11,148)	203,389	-	-	3,175	206,564	-	-	20,858	227,422
Reserve for treasury stock:												
Acquisition of shares	28,380	-	(12,715)	15,665	-	450	-	16,115	-	(997)	-	15,118
Guarantee	1,052	-	1,204	2,256	-	-	-	2,256	-	2,473	-	4,729
Unrestricted reserve	101,717	39,661	11,902	153,280	36,809	645	-	190,734	21,562	(2,607)	-	209,689
Other reserves at the controlling company	72,528	10,333	872	83,733	11,351	(10,419)	-	84,665	(1,268)	(4,380)	-	79,017
Revaluation reserve (Royal Decree-Law 7/1996)	22,227	-	-	22,227	-	-	-	22,227	-	-	-	22,227
Consolidation reserves												
- Companies consolidated by the global integration method	11,287	2,297	866	14,450	2,117	1,083	-	17,650	(4,268)	82	-	13,464
- Companies carried by the equity method	12,369	5,775	3,044	21,188	4,638	-	-	25,826	8,379	4,453	-	38,658
Losses at consolidated companies												
- Companies consolidated by the global integration method	(469)	(2,855)	1,032	(2,292)	2,279	-	-	(13)	(2,618)	221	-	(2,410)
- Companies carried by the equity method	(14,514)	(2,159)	(3,966)	(20,639)	(358)	-	-	(20,997)	(1,242)	855	-	(21,384)
Dividends and other funds	-	63,815	-	-	70,905	-	-	-	68,417	-	-	-
Income for the year	116,867	(116,867)	127,741	127,741	(127,741)	88,962	-	88,962	(88,962)	98,365	-	98,365
Total	600,058	-	118,832	655,075	-	80,721	3,175	668,066	-	98,465	20,858	718,972

On June 25, 1999, the Shareholders' Meeting resolved to distribute Ptas. 25 per share of €1.5 par value out of the additional paid-in capital. This resulted in the payment of €000's 11,148 from a total balance of €000's 214,537. The final balance of this reserve was €000's 227,422, as shown in the foregoing tables of reserve variations.

73,830 Bankinter shares were accepted from customers as collateral in 2001 (93,240 in 2000 and 70,920 in 1999) and the par value of these shares was €000's 111 (€000's 140 in 2000 and €000's 106 in 1999).

Companies consolidated by the global integration method.

The detail of the reserves and losses at consolidated companies generated by the Group companies in 2001, 2000 and 1999 is as follows:

(thousands of euros)

	2001		2000		1999	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Ginstow Finance, Ltd	-	170	11	-	-	-
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	-	299	-	305	-	306
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	-	30	-	30	-	30
Bankinter Internacional B.V.	-	571	-	351	-	203
Bankinter Inversiones, S.I.M., S.A.	-	4,421	-	4,663	-	3,980
Bankinter Internacional, S.A.	-	-	-	242	-	242
Cibesa S.A.	-	111	-	106	-	100
Gesbankinter, S.A., S.G.I.I.C.	-	5,589	-	5,592	-	5,592
Hispamarket, S.A.	1,140	-	-	3,994	-	3,639
Intergestora, Sociedad de Capital Riesgos, S.A., S.C.R.	-	263	-	365	-	318
Intermobiliaria, S.A.	-	1,580	-	1,989	2,292	-
Bankinter Internacional Cayman, Ltd.	-	43	-	-	-	-
Bankinter Finance Limited	-	387	-	13	-	-
E-Bankinter, S.A.	-	-	2	-	-	-
Inversiones Iral, S.A.	-	-	-	-	-	40
Intergestora Nuevas Tecnologías, S.C.R., S.A.	1,270	-	-	-	-	-
Total	**2,410**	**13,464**	**13**	**17,650**	**2,292**	**14,450**

Companies carried by the equity method

(thousands of euros)

	2001		2000		1999	
	Losses	Reserves	Losses	Reserves	Losses	Reserves
Línea Directa Aseguradora, S.A.	19,651	-	20,076	-	20,144	-
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	-	33,892	-	25,826	-	18,151
Aircraft, S.A.	1,038	-	710	-	495	-
Sogecable S.A.	695	-	211	-	-	3,037
Grupo Industrial catensa, S.A.	-	3,915	-	-	-	-
ENCE, S.A.	-	851	-	-	-	-
Total	**21,384**	**38,658**	**20,997**	**25,826**	**20,639**	**21,188**

SUPPLEMENTARY INFORMATION

TAX MATTERS

The "Sundry Liability Accounts" caption in the accompanying consolidated balance sheets includes the estimated corporate income tax applicable to 2001, 2000 and 1999 income. The tax credits permitted under tax law were taken into account in calculating the estimates.

Since certain transactions are treated differently for corporate income tax and for financial statement preparation purposes, the taxable income for the year differs from book income. The deferred or prepaid taxes arise because the timing of recognition of revenues and expenses under current tax regulations differs from that required by the regulations on the preparation of consolidated financial statements.

At the end of 2000, Bankinter, S.A. notified the Spanish Tax Agency's National Inspection Office that it had opted to apply the tax system for corporate groups from the year 2001.

The Bankinter, S.A. subsidiaries which would be included in the tax consolidation group are as follows:

Aircraft, S.A.
Bankinter Consultoría, Asesoramiento y Atención Telefónica S.A.
Cibesa, S.A.
Gesbankinter, S.A.
Hispamarket, S.A.
Intermobiliaria, S.A.
Bankinter Gestión de Seguros, S.A.
Bankinter Seguros de Vida, S.A.
E-pagado, S.A.
E-bankinter Certifica, S.A.

The following table summarizes the calculations required, starting from the book income, to determine Bankinter's taxable income for corporate income tax purposes, taking into account not only the book income after taxes but also the amount resulting from not including the tax charge itself as an expense for tax purposes and from adding back to taxable income the amount of the provisions and expenses which are not deductible for tax purposes.

The reconciliation of the book income to the taxable income for corporate income tax purposes is as follows:

(thousands of euros)

	2001			2000			1999		
Book income			157,872			152,488			200,121
	Increases	Decreases		Increases	Decreases		Increases	Decreases	
Permanent differences	78,821	71,604	7,217	62,630	42,292	20,338	39,228	40,833	(1,605)
Timing differences	91,825	92,444	(619)	52,925	63,591	(10,666)	50,767	79,911	(29,144)
- Current year	91,825	5,881		52,925	449		50,767	926	
- Prior years	-	86,563		-	63,142		-	78,985	
Taxable income			*174,470*			*162,160*			*169,372*

The breakdown of the 2001 corporate income tax expense is as follows:

	(thousands of euros)
Current tax	61,281
Tax credits	(2,022)
Total corporate income tax expense	**59,259**

The income tax on ordinary income and on extraordinary income is as follows:

	(thousands of euros)
Ordinary income	76,418
Extraordinary income	(17,159)
Total tax expense	**59,259**

The variations in prepaid and deferred taxes included under the "Other Assets" and "Other Liabilities" captions in 2001, 2000 and 1999 were as follows:

(thousands of euros)

	Prepaid Taxes	Deferred Taxes
Balance at 12/31/98	**81,052**	**1,815**
Increases	17,762	322
Decreases	31,867	-
Balance at 12/31/99	**66,947**	**2,137**
Increases	35,611	12,206
Decreases	23,085	-
Balance at 12/31/00	**79,473**	**14,343**
Increases	57,516	385
Decreases	64,850	12,247
Balance at 12/31/01	**72,139**	**2,481**

The tax benefits applied in calculating the 2001 corporate income tax charge were as follows:

Type of tax benefit

(thousands of euros)

Deductions	
Reserve for investment in the Canary Islands	7,641
Monetary depreciation	123
Exemption for reinvestment of extraordinary gains	733
Total	8,497

Tax credits	
For double taxation	732
For training expenses	166
For investments	1,124
Total	2,022

The Bank has the last four years open for review by the tax inspection authorities for corporate income tax, the last four years for personal income tax withholdings and prepayments and the last three years for VAT.

The taking of the aforementioned tax benefits gave rise to the following tax obligations:

Reserve for investment in the Canary Islands:

The amount of the reserve set up in the Canary Islands must be invested within three years from the due date of the corporate income tax on the income from which this deduction was taken.

The assets in which the investment can be made are as follows:

- Buildings
- Computer hardware
- Canary Islands Autonomous Government debt securities (limited to 50% of the reserve)
- Capital stock of companies with registered offices and business activities in the Canary Islands

Exemption for reinvestment of extraordinary gains

The proceeds of sales giving rise to the gains qualifying for this exemption must be invested either *in the year prior to the disposal date or in the three years thereafter.*

The aforementioned amount can be invested in property and equipment, intangible assets or equity securities of any kind of entity, provided that the ownership interest acquired exceeds 5% of the capital stock.

Once the investment conditions have been met, the amount of income not included in the tax base must be aggregated in equal portions to the tax bases of the seven tax years following that in which the three-year reinvestment time limit expired.

FOREIGN CURRENCY BALANCE SHEET ITEMS

The total amounts of foreign currency asset and liability items in the consolidated balance sheets of the Bankinter Group in 2001, 2000 and 1999 were as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Total assets	555,645	510,887	420,291
Total liabilities	1,050,470	2,533,308	1,175,128

OTHER CONTINGENT LIABILITIES

As of December 31, 2001, 2000 and 1999, the credit facilities at Group level drawable by third parties amounted to €000's 3,192,723, €000's 3,229,733 and €000's 3,387,641, respectively.

The securities of third parties deposited at the Group valued at market prices totaled €000's 17,853,838 as of December 31, 2001.

INVESTMENT SERVICES AND SUPPLEMENTARY ACTIVITIES

The detail of the fees recorded in the statement of income for the investment services and supplementary activities provided by the Bank is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Asset management services	357	424	318
Rental of safe deposit boxes	697	926	565
Stock market purchase and sale transactions	5,518	7,931	7,371
On-line broker	5,251	2,937	72

The total assets managed by the Bank as of December 31, 2001, amounted to €000's 1,206,275.

OTHER OFF-BALANCE-SHEET ITEMS: MEMORANDUM ACCOUNTS

The detail of the "Guarantees and Other Sureties" memorandum account in the Bankinter Group's public balance sheets, showing the gross amount of the transactions guaranteed, is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Guaranteed transactions			
Cash loans	13,819	13,669	468,982
Off-balance-sheet loans	11,146	12,693	9,209
Export and import of goods and services	55,180	58,060	55,913
Deferred payment of purchase/sale transactions	151,686	104,973	94,246
Performance bonds	1,454,650	1,468,749	1,389,667
Housing construction	30,331	55,902	36,437
Construction, service and supply contracts and bid bonds	681,601	711,925	606,409
Obligations to government agencies	742,718	700,922	746,821
Other obligations	6,724	4,248	5,431
Total	1,693,205	1,662,392	2,023,448

FUTURES TRANSACTIONS

(thousands of euros)

		12/31/01	12/31/00	12/31/99
Foreign currency purchases and sales for delivery at up to two business days				
	Purchases	55,545	45,309	17,162
	Sales	24,589	40,980	21,698
Foreign currency purchases and sales, for delivery at over two business days				
	Purchases	1,032,998	1,176,369	513,295
	Sales	377,342	205,103	72,550
Purchases and sales of financial assets				
	Purchases	353,415	316,542	731,825
	Sales	34,208	189,086	596
Securities and interest rate futures contracts				
	Purchases	84,723	509,280	41,965
	Sales	80,500	67,900	115,300
Securities options				
	Written	1,227,252	1,411,287	1,335,227
	Purchased	89,975	196,022	159,700
Interest rate options				
	Written	42,438	71,031	117,236
	Purchased	43,103	143,544	160,358
Foreign currency options				
	Written	1,035	5,373	14,185
	Purchased	1,035	5,373	10,654
Other interest-rate-based transactions				
	FRA's	-	36,866	36,866
	Swaps	5,820,470	4,481,523	4,362,447
Total		9,268,628	8,901,588	7,711,064
Breakdown				
	Hedging transactions	5,042,111	4,024,412	3,358,912
	Speculative transactions	4,226,517	4,877,176	4,352,152

The institutional information accompanying these financial statements includes a description of the Group's objectives and strategies in the management of the risks arising from its operations involving financial instruments, and quantitative information on the transactions involving these products.

COLLECTIVE INVESTMENT INSTITUTIONS AND PENSION FUNDS

The detail of the funds managed, assets and unitholders at December 31, 2000, is as follows:

Manager	Fund	Assets (thousands of euros)	Number of Unitholders
Gesbankinter, S.A.	BK Fondo Monetario F.I.A.M.M.	211,783	6,259
	BK Dinero F.I.A.M.M.	307,548	3,658
	Cuenta Fiscal Oro Bankinter F.I.A.M.M.	178,642	5,317
	Cuenta Fiscal Oro I Bankinter F.I.A.M.M.	165,554	8,682
	BK Dinero 95 F.I.A.M.M.	71,398	2,805
	BK Dinero 96 F.I.A.M.M.	298,216	4,783
	BK Dinero 97 F.I.A.M.M.	146,735	5,214
	BK Dinero 98 F.I.A.M.M.	472,690	4,925
	E-Bankinter Dinero I F.I.A.M.M.	461,887	6,347
	BK Fondo Fijo F.I.M.	131,393	3,325
	Cuenta Fiscal Oro III Bankinter F.I.M.	33,005	1,783
	Fondo Telefónico corto plazo F.I.M.	123,436	3,938
	BK Segurvida F.I.M.	70,841	1,976
	Fondo Telefónico Fijo F.I.M.	40,295	1,060
	Fondo Telefónico Bankinter Fondtesoro F.I.M.	128,574	2,587
	Cibernexo F.I.M.	113,004	199
	BK Fondo Bonos F.I.M.	70,765	1,041
	BK Garantizado 4 F.I.M.	42,914	417
	BK Garantia Japón 2003 F.I.M.	41,616	1.597
	BK Japón Euroteleco Garantia F.I.M.	51,032	1,700
	BK Garantia Mundial 50 F.I.M.	24,870	968
	BK Garantia Global-Japón F.I.M.	15,989	646
	BK Garantia Europa 50 F.I.M.	28,055	1,173
	BK Fondtesoro 2 F.I.M.	38,089	1,493
	BK Futuro IBEX F.I.M.	13,700	467
	BK 2002 IBEX F.I.M.	31,059	1,083
	Eurotop 2002 F.I.M.	44,491	1,867
	BK Global Financiero F.I.M.	35,140	1,398
	BK Multíndice F.I.M.	49,406	2,185
	Fondo Mundiales BK F.I.M.F. (1)	42,106	2,158
	EBankinter Garantia Seleccion F.I.M.	58,391	2,073
	Bk Bonos Crecimiento F.I.M.F.	1,156	36
	Bk Japón Garantía F.I.M.	107,589	4,604
	Bk Bolsa Internacional F.I.M.	22,527	1,068
	Bk Bolsa Internacional F.I.M. 2	20,648	1,055
	Bk Dividendo F.I.M.	34,369	1,537
	BK Fondo Internet F.I.M.	8,632	3,161
	BK Indice Europeo 50 F.I.M.	2,482	193
	BK Indice América 100 F.I.M.	44,294	156
	BK Indice Japón 225 F.I.M.	2,976	223
	BK Fondo de Fondos F.I.M.F.	3,058	104
	E-Bankinter Bolsa F.I.M.	5,437	448
	BK Garantía Diversificación F.I.M. (1)	17,135	687
	Fondo IBEX 2 BK F.I.M.	31,632	1,101
	BK Garantía Cupón 20 F.I.M. (1)	54,933	1,639
	BK Garantía Cupón 5-II F.I.M. (1)	11,457	388
	BK Garantia Consolidación Euro-Japón F.I.M. (1)	45,776	1,940

(thousands of euros)

Manager	Fund	Assets	Number of Unitholders
	BK Fondvalencia Mixto F.I.M.	2,159	149
	BK Garantía Cupón 5 F.I.M. (1)	17,024	405
	BK Bolsa Europa F.I.M. (1)	155,596	4,924
	BK Mixto España 50 F.I.M.	150,043	5,912
	BK Bolsa Euribex F.I.M (1)	182,131	7,475
	BK Bolsa España F.I.M.	109,060	4,707
	BK Mixto Europa 50 F.I.M. (1)	169,449	7,687
	BK Mixto Europa 20 F.I.M. (1)	103,544	4,399
	BK Renta Variable Europea F.I.M.	155,075	5,954
	BK Garantía F.Internacional F.I.M. (1)	45,698	1,630
	BK Garantía Cupón 20 Octubre F.I.M. (1)	33,119	1,270
	BK Bolsa España 2 F.I.M.	39,200	2,953
	BK Mixto España 30 F.I.M.	16,858	762
	BK Sector Telecomunicaciones F.I.M. (1)	70,781	6,659
	BK Garantía Cupón 20 Noviembre F.I.M. (1)	33,206	1,368
	BK Sector Finanzas F.I.M. (1)	2,488	285
	BK Sector Energía F.I.M. (1)	3,068	22
	BK Indice Nasdaq 100 F.I.M.	2,870	191
	Total	5,248,094	158,216
Bankinter Seguros de Vida, S.A.	BK Mixto 75 Europa Bolsa	83,187	12,031
	Bk Inversión 97 Fondo de Pensiones	13,581	2,120
	BK Mixto 50 Europa Bolsa	12,806	2,708
	BK Variable Europa	25,252	5,012
	BK Variable Internacional	4,729	1,390
	Bk Renta Fija Corto Plazo	48,801	7,357
	BK Variable España	73,525	13,862
	Bk Renta Fija Largo Plazo	61,905	7,760
	BK Mixto 50 España Bolsa	20,377	3,425
	BK Mixto 20 Europa Bolsa	17,804	3,234
	BK Global Plan Previsión	682	188
	Plan Previsión BK Renta Fija	29,540	3,318
	Plan Previsión BK Dinero	4,169	556
	Plan Previsión BK Bolsa	6,165	905
	BK Inversión Mixta E.P.S.V.	10,100	1,908
	BK Bolsa Europa Plan Previsión	6,155	788
	Bk Gestión Fondo de Pensiones (3)	1,113	123
	Vila-Valor, Fondo de Pensiones (3)	392	79
	Subtotal	420,283	66,764
	Total	5,668,377	224,980
Bankinter International Fund SICAV	BK Global Mixed Portfolio	$20,562(2)	357

(1) Marketed throughout 2001
(2) In thousands of $ (€1=US$0.8804), €23,355,000
(3) Group pension funds

The number of closed-end (SIM) and open-end (SIMCAV) securities investment companies managed by the Bankinter Group and their total assets are as follows:

(thousands of euros)

	Number	Assets
SIMs	8	47,423
SIMCAVs	97	493,446
Total	105	540,869

TRANSACTIONS WITH SUBSIDIARIES

The balances arising from balance sheet transactions with companies directly or indirectly more than 20% owned by the consolidated companies are summarized in the following table. All these transactions were made in accordance with current regulations and prudent banking practices.

With nonconsolidable companies

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Shareholdings in Group companies	48,298	48,102	48,102
Customer deposits	188,712	236,894	340,619
Guarantees	115,548	167,433	75

BREAKDOWN OF INCOME BY GEOGRAPHICAL MARKET

The breakdown, by geographical market, of the following captions in the statement of income is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Interest and similar revenues	1,104,202	855,435	608,069
Spain	1,099,573	848,989	607,305
Other EU countries	4,629	6,446	764
Equities portfolio revenues	1,312	1,534	1,862
Spain	1,312	1,534	1,862
Other EU countries	-	-	-
Fees collected	182,939	190,567	185,025
Spain	182,939	190,567	185,025
Other EU countries	-	-	-
Gains from financial transactions	56,998	64,092	57,085
Spain	56,998	64,092	57,085
Other EU countries	-	-	-
Other operating revenues	10,591	10,795	10,480
Spain	10,591	10,795	10,480
Other EU countries	-	-	-
Total	1,356,042	1,122,423	862,521

OTHER OPERATING EXPENSES

The amount recorded in this caption in the statement of income relates mostly to the contribution to the Deposit Guarantee Fund. This calculation is performed in accordance with the rules stipulated by Royal Decree 2.606/1996 on deposit guarantee funds of credit entities. On August 3, 2001, Royal Decree 948/2001 was enacted to implement Article 77 of the Securities Market Law on Deposit Guarantee Funds. One of the most significant changes introduced by this Royal Decree is to extend the guarantee, which formerly covered only cash deposits, to deposits of securities and financial instruments.

The annual contributions from the entities participating in the funds will be 0.1% of the deposits at year-end covered by the guarantee. For this purpose, the calculation base will be the guaranteed deposits, plus 5% of the market value of the guaranteed securities on the last trading day of the year in the related secondary market. If the guaranteed securities include securities and financial instruments not traded in a Spanish or foreign secondary market, the calculation base will be whichever of their face value or redemption value is more appropriate for the type of security or financial instrument in question, unless another more meaningful value for deposit or registration purposes has been declared or otherwise exists.

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Contribution to Deposit Guarantee Fund	6,575	4,443	3,801
Other operating expenses	247	-	-
Total	**6,822**	**4,443**	**3,801**

OTHER OPERATING REVENUES

The detail of this account in the statements of income is as follows:

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Net operating income from properties	1,244	1,725	1,483
Income from renting transactions	4,308	4,973	5,328
Other sundry revenues	5,039	4,097	3,669
Total	**10,591**	**10,795**	**10,480**

EXTRAORDINARY CHARGES

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Provision to other specific allowances	18,050	20,493	16,208
Net loss on fixed-asset disposals	501	311	456
Net loss due to write-off and sale of holdings and investment portfolio	-	43	1,108
Other charges	5,602	3,924	22,803
Total	**24,153**	**24,771**	**40,575**

EXTRAORDINARY INCOME

(thousands of euros)

	12/31/01	12/31/00	12/31/99
Gains on fixed-asset disposals	1,412	620	1,130
Gains on long-term financial investment disposals	720	136	2,210
Prior years' income	1,741	3,077	2,024
Other income	15,251	6,652	22,393
Total	**19,124**	**10,485**	**27,757**

INFORMATION ON GROUP STAFF

The detail of the Group's employees, by professional category, is as follows:

Category	12/31/01	%	12/31/00	%	12/31/99	%
Senior managers	335	11.26	338	11.48	287	10.67
Managers	880	29.59	836	28.40	828	30.78
Other staff	1,759	59.15	1,770	60.12	1,575	58.55
Total	**2,974**	**100.00**	**2,944**	**100.00**	**2,690**	**100.00**

The pay brackets of the Bankinter Group's employees are as follows:

(thousands of euros)

Pay Brackets	Number of Employees	%
Up to 12	125	4.20
From 12 to 18	635	21.35
From 18 to 24	530	17.82
From 24 to 30	495	16.64
From 30 to 36	347	11.67
From 36 to 42	231	7.77
From 42 to 48	173	5.82
From 48 to 54	126	4.24
From 54 to 60	80	2.69
Over 60	232	7.80
Total	**2,974**	**100.00**

INFORMATION ON THE BOARD MEMBERS

Directors' compensation

(thousands of euros)

	2001	2000	1999
Remuneration, attendance fees, salaries and incentive plans	5,695	2,369	2,483
Life insurance premiums and pension fund contributions	627	491	300

The total financing provided to directors as of December 31, 2001, amounted to €000's 5,013.

Directors' stakes in capital stock

(thousands of euros)

Name	Direct Ownership	Indirect Ownership	Total	% of Capital Stock
Jaime Botín-Sanz de Sautuola y García de los Ríos	1,000	77,052	78,052	0.10
Emilio Botín-Sanz de Sautuola y García de los Ríos	659,400	187,698	847,098	1.13
Juan Arena de la Mora	87,750	497,432	585,182	0.78
Cartival,S.A. (1)	5,968,308	-	5,968,308	7.93
Elías Masaveu Alonso del Campo (2)	38,534	-	38,534	0.05
José Ramón Arce Gómez	267,491	-	267,491	0.36
Pedro Guerrero Guerrero	-	300,001	300,001	0.40
John de Zulueta Greenebaum	3,001	-	3,001	0.00
Fabiola Arredondo de Vara	-	-	-	-
Total directors	7,025,484	1,062,183	8,087,667	10.75

(1) Cartival, S.A.'s majority shareholder is Jaime Botín-Sanz de Sautuola y García de los Ríos and it is represented on the Board of Directors by Marcelino Botín-Sanz de Sautuola y Naveda, who personally owns 18,700 shares.

(2) The Masaveu Group holds 3,950,635 shares (5.25%) of the capital stock of Bankinter, S.A., in addition to those individually owned by Elías Masaveu Alonso del Campo.

PROPOSED DISTRIBUTION OF BANKINTER, S.A.'S 2001 INCOME

	(euros)
Income for the year	128,084,606
Corporate income tax	23,711,940
Distributable net income	**104,372,666**
Dividend	64,555,424
Voluntary reserves	32,176,232
Reserve for investment in the Canary Islands	7,641,010
Total	**104,372,666**

DIVIDENDS

Bankinter, S.A. has a system of quarterly dividend payments in January, April, July and October of each year.

The payment schedule for dividends out of 2001 income is as follows:

Date	(euros) Dividend per Share	(thousands of euros) Number of Shares	Amount (1)	Date Declared by the Board
July 2001	0.2076	75,241,850	15,390	06/13/01
October 2001	0.2141	75,241,850	15,871	09/12/01
January 2002	0.2206	75,241,850	16,367	12/12/01
April 2002	0.2271	75,584,337	16,927	01/15/02
Total	**0.8694**		**64,555**	

(1) Excluding treasury stock held by Bankinter, S.A., in accordance with Article 79 of the Spanish Corporations Law.

The following balance sheets reflect the existence of sufficient distributable income before the dates of declaration of the aforementioned dividends.

BALANCE SHEETS

(thousands of euros)

	05/31/01	08/31/01	11/30/01
Assets			
Cash on hand and on deposit at central banks	217,192	191,520	302,239
Government debt securities	1,703,663	2,085,889	2,490,833
Due from banks	3,198,111	2,809,830	2,743,545
Credit facilities and loans	14,534,717	15,508,804	14,952,818
Debentures and other fixed-income securities	774,735	763,661	727,075
Equity securities	32,852	20,647	27,154
Shareholdings in non-Group companies	4,538	4,465	4,037
Shareholdings in Group companies	131,936	129,661	125,187
Property and equipment	105,569	106,428	109,136
Treasury stock	12,166	11,612	11,761
Other assets	576,519	457,124	584,465
Accrual accounts	127,319	143,818	124,895
Total assets	**21,419,317**	**22,233,459**	**22,203,145**
Liabilities and capital			
Due to banks	3,664,826	4,163,763	3,716,382
Customer deposits	14,324,950	14,425,430	15,010,408
Bonds and notes	1,323,636	1,539,158	1,264,921
Other liabilities	562,063	517,930	520,535
Accrual accounts	276,738	250,006	330,584
Provisions for contingencies and expenses	97,102	103,569	121,642
General risk allowance	39,690	39,690	39,690
Income to date	36,901	100,502	105,572
Subordinated liabilities	467,286	467,286	467,286
Paid-in capital	112,863	112,863	112,863
Additional paid-in capital	227,422	227,422	227,422
Reserves	285,840	285,840	285,840
Prior years' losses	-	-	-
Total liabilities and equity	**21,419,317**	**22,233,459**	**22,203,145**

PROPOSED DISTRIBUTION OF INCOME OF EACH SUBSIDIARY (1)

(thousands of euros)

	Income (Loss)	Provision for Corporate Income Tax	Dividend	Reserves	Offset of Prior Years' Losses
Aircraft, S.A.	(542)	-	-	-	-
Bankinter Consultoría Asesoramiento y Atención Telefónica, S.A.	938	313	625	-	-
Bankinter Gestión de Seguros, S.A., de correduría de Seguros	1.030	361	669	-	-
Bankinter Seguros de Vida, S.A., de Seguros y Reaseguros	14,734	5,156	-	9,578	-
Cibesa, S.A.	261	47	192	22	-
Gesbankinter, S.A., S.G.I.I.C	56,192	19,666	36,526	-	-
Hispamarket,S.A.	(558)	70	-	-	-
Intermobiliaria, S.A.	882	61	805	16	-
Intergestora Sociedad de Capital Riesgo,S.A., S.C.R.	(528)	-	-	-	-
Bankinter International Cayman, L.T.D.	413	-	-	413	-
Bankinter Finance Limited	161	-	-	161	-
Ginstow Finance, L.T.D	1.395	-	-	1,245	150
Intergestora Nuevas Tecnologías, S.C.R., S.A.	(5,769)	-	-	-	-
E-Pagado, S.A.	(1)	-	-	-	-
E-Bankinter Certifica, S.A.	2	1	-	1	-
E-Bankinter Internet Factory, S.C.R.	9	2	-	7	-

(1) Not yet approved by the respective Shareholders' Meetings.

EVENTS SUBSEQUENT TO YEAR-END

As a result of the voluntary exchange in January 2002 of Convertible Debenture Issue I of December 1998, capital stock increased by 342,487 shares (€000's 514) on January 15, 2002. As a result of the difference between the face amount of the debentures exchanged and the par value of the shares issued, additional paid-in capital increased by €000's 7,970. The new capital stock amounted to €113,376,505.50 and consisted of 75,584,337 shares of €1.5 par value each.

Effective January 1, 2002, the Group concentrated all the coverage for employee pension commitments in policies taken out with Winterthur Seguros y Reaseguros.

MANAGEMENT REPORT

2001 CONSOLIDATED MANAGEMENT REPORT (*)

For the Bankinter Group 2001 was a year of consolidation and reaffirmation of the strategic initiative undertaken in 2000. The Group's attributed net income for the year ended December 31, 2001, amounted to €98.37 million, up 10.57% on 2000.

The Bankinter Group's income statement reflects fundamentally ordinary recurring revenue, which makes it largely immune to the fluctuations of industrial risks, securities portfolios and country-risk.

Bankinter is today a multichannel bank thanks to its cutting-edge integrated technological platform which enables it to provide customers with high quality service at highly competitive prices.

In 2001 the Bank faced such major new challenges as the launch of Banca Privada Bankinter (a specialized network of 17 centers throughout Spain) and the consolidation of ebankinter.com., which is a key element in the Bank's growth. In 2001 the Internet Branch began to operate profitably and ebankinter.com was consolidated as an active channel that drives typical business, with 376,750 customers who perform more than 18 million transactions each month, accounting for 43% of the Bank's total transactions.

Not only is the Internet the leading channel in terms of the number of transactions, it is also the main route of customer entry into the Bank, attracting 48% of the total new customers. Also, it has become our customers' main means of communication with us. Thus 48% of customers' contacts with the Bank are through the Net, 84% of securities purchases and sales are carried out through our on-line broker and 14% of the Bank's mortgage transactions are requested, authorized and managed through the Internet. The Internet success has also favored the Bank's other business areas, with notable increases in earnings.

In short, 2001 brought highly positive results in terms of growth, commercial action, integrated management of distribution channels, high provisioning ratios, progress in the Bank's transformation process and improvement of profitability.

These results are even more impressive in view of the many regulatory requirements with which the Group had to conform in 2001. 32.58% of 2001 income before taxes had to be allocated to obligatory general-purpose and statistical allowances and personnel expenses increased by 14.2% with respect to 2000 solely because of the effect of the exceptional provisions mentioned in the "Accounting Policies – Basis of Presentation and Consolidation – Comparative Information" section of this statutory report.

The Bankinter Group reaffirms its strategy of stable value creation for shareholders through its own business model, the solvency and soundness of its balance sheet and the consistency of its earnings.

(*) Presented in compliance with Article 202 of the Spanish Corporations Law.

Events subsequent to 2001 year-end

As a result of the voluntary exchange in January 2002 of Convertible Debenture Issue I of December 1998, capital stock increased by 342,487 shares (€000's 514) on January 15, 2002. As a result of the difference between the face amount of the debentures exchanged and the par value of the shares issued, additional paid-in capital increased by €000's 7,970. The new capital stock amounted to €113,376,505.50 and consisted of 75,584,337 shares of €1.5 par value each.

Effective January 1, 2002, the Group concentrated all the coverage of its employee pension commitments in policies taken out with Winterthur Seguros y Reaseguros.

Research and development activity

In 2001 the Bankinter Group maintained its strategy of continued high investment in systems and technology. Its 2001 investments in the Internet area accounted for 12.5% of operating costs compared with 20.8% in 2000, as a result of the decrease in marketing expenses.

Accordingly, technological innovation continues to be a priority for the Bank.

Acquisition of treasury stock

The "Treasury Stock" note to the financial statements for the year ended December 31, 2001, details the purchases and sales of Bankinter, S.A. shares by the Bank and by its subsidiaries and the situation in this connection at year-end.

INSTITUTIONAL INFORMATION

I. BOARD OF DIRECTORS AND BOARD COMMITTEES

BOARD OF DIRECTORS

	Date of appointment/ last re-election
Chairman	
Jaime Botín-Sanz de Sautuola y García de los Ríos	1965/2000
Deputy Chairman	
Emilio Botín-Sanz de Sautuola y García de los Ríos	1965/2000
Managing Director	
Juan Arena de la Mora	1987/2002
Directors	
Cartival S.A. (*)	1996/2002
Elías Masaveu Alonso del Campo	1995/2000
José Ramón Arce Gómez	1995/1999
Pedro Guerrero Guerrero	1990/1999
John de Zulueta Greenebaum	1998/2001
Fabiola Arredondo de Vara	2000/2001

(*) Represented by Marcelino Botín-Sanz de Sautuola y Naveda

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

BOARD COMMITTEES

Audit and Control Committee	Appointments and Compensation Committee
Chairman	**Chairman**
Jaime Botín-Sanz de Sautuola y García de los Ríos	Jaime Botín-Sanz de Sautuola y García de los Ríos
Members	**Members**
José Ramón Arce Gómez	José Ramón Arce Gómez
Pedro Guerrero Guerrero	Pedro Guerrero Guerrero
	John de Zulueta Greenebaum
Secretary	**Secretary**
Rafael Mateu de Ros Cerezo	Juan Arena de la Mora

II. REPORT ON THE RULES OF CORPORATE GOVERNANCE

1.- Introduction

The internal organization of Bankinter, S.A.'s management conforms to the principles of good corporate governance expounded in specialist reports published in different markets (such as the "Cadbury", "Vienót" and "Hampel" Reports) and to the rules set forth in the Report on Good Corporate Governance and the related Code published by the Commission set up for that purpose in Spain in 1998.

In various respects, Bankinter has pioneered the introduction of these practices in Spain and is known in the marketplace as a model of transparent and efficient corporate management.

At this has been described in the annual reports of recent years, this year only a brief reference is made to the Rules of Corporate Governance.

2.- Information on Bankinter's application of the principles of corporate governance

The Bank's basic rules of corporate governance are included in the Bylaws and various Board resolutions that establish rules applicable to the governance of the Bank:

- The approval of the Bankinter Group's Code of Professional Ethics and of the Bankinter Group's special Codes of Conduct for the Securities Market.

- The organization and functioning of the Audit and Control Committee and of the Appointments and Compensation Committee.

The principles guiding Bankinter's organizational policy are as follows:

a) Creation of shareholder value in the long term, as the cornerstone of the Bank's strategy and a vital goal for the activities of all of the Bank's bodies, areas and services.

b) Effective management of the Company by the Board of Directors, which is entrusted with a set of core powers on which the entire organization of the Bank and the corporate group is based, without prejudice to the powers assigned by law to the Shareholders' Meeting.

c) Organizational flexibility, which translates into a horizontal structure of functional units at the central service and territorial organization levels, extensive delegation and decentralization of functions and commitment to the development of the employees' intellectual capital and to the increasing ownership of capital stock by the employees.

d) Informational transparency, within the company itself (taking the form of smooth, ongoing and open communication among employees at all levels, irrespective of their functions) and with third parties, in dealings with shareholders, investors, and customers, with particular attention being paid to safeguarding the interests of minority shareholders.

e) Ongoing innovation in the development of new technologies in banking, the implementation of supplementary distribution channels (Internet Banking, Telephone Banking, Agent Network, etc.) and the creation of a banking model focused on the customer, on service quality and on multichannel management.

3.- Information on the adoption of the Recommendations in the Code of Good Corporate Governance

Functions of the Board of Directors

Apart from its general function of supervision and control of the Bank's business, the Board of Directors of Bankinter assumes and exercises the Bank's strategic business management and the accomplishment of its corporate purpose.

Composition of the Board of Directors

The Board of Directors is currently composed of nine members. There is one executive Director (the Managing Director), two Directors who hold office by virtue of their status as significant shareholders of the Bank, two nominee outside Directors and four independent outside Directors. Accordingly, the recommendation that there be a majority in the managing body of outside Directors over inside, or executive, Directors is complied with.

The Bank's Board of Directors has the ideal size for the effective functioning of this corporate body.

The office of Chairman is separate from the function of Managing Director, who is the Bank's chief executive officer.

Board Committees

The Audit and Control Committee and the Appointments and Compensation Committee exercise the functions recommended for these committees by the Code of Good Corporate Governance. Most of their members meet the requirement of being independent outside Directors.

Reporting to the Directors

The Bank's Directors have access at all times to full information on the matters on the agenda of Board and Committee meetings and, in general, on the business of the Bank and the Group. They are also able to directly access the databases containing that information. The Board's formal sessions are usually preceded or followed up by working meetings at which all, or many, of the Directors receive specific information on different areas of Bankinter's business and activities from the individuals directly in charge of those areas.

Board meetings

The Bank's Board of Directors meets in ordinary plenary session at least nine times a year. The meetings of the Audit and Control Committee are usually as frequent as the plenary Board meetings. The Appointments and Compensation Committee meets at least once a year and whenever so required in order to perform its functions.

Evaluation of executives

The annual evaluation of the performance of the Managing Director and of the Bank's senior executives, which is obtained by consulting a broad cross-section of employees at all levels, is reported annually to the Board of Directors.

Directors' statute

In all matters relating to the Directors' duties of diligence, loyalty and confidentiality, conflicts of interest, confidential or insider information and other aspects of the relationship of trust that must exist between the Company and its Directors, the Bank is governed by the Bankinter Group's Code of Professional Ethics, Code of Conduct for the Securities Market and Code of Conduct Regarding Confidential and Insider Information, which conform to current legislation.

Directors' compensation

In accordance with the Bank's Bylaws, the Board of Directors annually sets the compensation payable to the Directors at the proposal of the Appointments and Compensation Committee and the rules for its distribution. From 2001, the Directors' compensation will be governed by a new system based on a fixed amount for effective attendance at Board meetings and a variable amount based on the appreciation of Bankinter's shares.

This information is presented in aggregate form by compensation item, pursuant to the provisions of the Spanish Corporations Law. Details of each individual Director's compensation are not given because it is considered that compliance with the law satisfies the requirement of disclosure and transparency of such compensation, while preserving the rights to security and personal privacy.

Information transparency

A priority objective of the Bank's Board of Directors is to ensure optimum transparency in relations between the Company and all its shareholders.

The periodic financial information provided to the markets and the management information submitted to the Board of Directors and to its Committees are verified by the Audit and Control Committee and by the Audit Division.

The Bankinter Group's Code of Professional Ethics is applicable to any related-party transactions of particular importance. Treasury stock transactions, if any, are performed pursuant to the Spanish Corporations Law and the resolutions adopted by the Shareholders' Meeting.

III. INSTITUTIONAL RISK CONTROL

1.- Introduction

Bankinter's Board of Directors is responsible for insuring the implementation and maintenance of an adequate and effective internal control system to properly manage risks and to optimize such management through the assets, liabilities and hedging instruments at the Bank's disposal.

To achieve this goal, the Board of Directors periodically approves and reviews the most significant credit risks and sets and updates the Treasury and Capital Market operating limits, in accordance with the current Bank of Spain Circulars.

Bankinter lays special emphasis on the identification, measurement, control and monitoring of the following risks:

1. Credit risk.
2. Interest rate risk.
3. Market risk.
4. Exchange risk.
5. Liquidity risk.
6. Stock market risk.
7. Derivatives risks.
8. Operational risks.

The audit and internal control systems are also applicable to other risks involved in the Group's operations, such as legal and tax risk, risk of fraud and technological risk.

The Board of Directors, acting through the Audit and Control Committee, the Audit Division and the Institutional Control Unit, monitors and supervises the accounting policies and internal control systems and procedures in connection with all risks involved in the Bank's operations, as well as the prevention of money laundering as required by current legislation.

In 2001 the Bank commenced an in-house project to analyze all the changes entailed by the future BIS (Bank for International Settlements) regulations on the various risk areas (market, credit, operational and other risk) and to optimize the management of the Group's equity and liquidity.

Following is an analysis of some of the aforementioned institutional risks, taking into account the Recommendation of the European Commission of June 23, 2000, on the publication of information relating to financial and other instruments, adopted by the Bank of Spain and remitted to banks by the Spanish Banking Association in December 2001.

2.- Interest rate and liquidity risk managementz

2.1.- General policy of the Bank and balance sheet management

The objective of Bankinter's interest rate and liquidity risk policy is to manage the impact of interest rate fluctuations on the balance sheet and income statement of the Bank and of the consolidated Group.

This objective is thus to properly manage the risk to which the Bank's net interest revenue is exposed as a result of market interest rate fluctuations, in order to optimize at all times the Bank's operations through financial assets and liabilities and hedging instruments.

The Bank uses a management, measurement and integral control model for the interest rate risk on its assets and liabilities known as gap analysis. This model consists of an interest rate scenario, based on certain working assumptions, which shows the Bank's exposure to risk in the face of market interest rate fluctuations.

For this purpose, Bankinter's balance sheet is divided into various tranches on the basis of interest rate renewal period.

The interest rate risk situation as of December 31, 2001, was as follows:

(thousands of euros)

	ASSETS	LIABILITIES	GAP
Up to 1 month	5,556,006.24	8,437,923.83	(2,881,917.59)
Up to 3 months	3,194,694.02	3,804,176.92	(609,482.90)
Up to 9 months	6,345,287.52	4,472,952.67	1,872,334.85
Up to 1.5 years	2,923,685.94	674,216.78	2,249,469.16
Up to 3 years	458,469.79	383,403.15	75,066.64
Up to 6 years	109,445.54	380,765.27	(271,319.73)
Over 6 years	2,791,932.88	3,224,353.38	(432,420.51)

The Bank handles liquidity risk by coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank asset and liabilities.

The tools used to control liquidity risk are the liquidity gap and the interbank market position report.

This information is obtained automatically on a daily basis and provides the expected cash inflows and outflows for a given period of time.

2.2.- Treasury and capital market operations

In addition to providing its services for the overall management of interest rate and liquidity risk, the Treasury and Capital Markets Division operates in the markets to take advantage of the business opportunities which may arise.

To carry out these functions, the Division uses all the available financial instruments, including interest rate, exchange rate and equity derivatives.

The financial instruments used in transactions must generally be sufficiently liquid and have hedging instruments available.

For this purpose the Board of Directors of Bankinter, S.A. has established limits and in-house measurement procedures for the risk arising from each of the products and markets in which business is conducted. These limits are reviewed annually.

The limits are set on the basis of the financial instrument traded. Limits have been established for interest rate, exchange rate and trading risk, in addition to specific limits for trading with derivatives. These limits establish maximum exposures, with stop-loss rules, and make use of VaR (value at risk) methodology.

Specific limits are also set for credit and counterparty risk, as well as the markets in which operations are authorized.

The setting of limits in the Treasury and Capital Markets Division conforms to the principle of delegation; the related information is available to the control bodies in the in-house databases created for this purpose.

The control and monitoring of these limits and of market risk are performed separately by the Institutional Control Area, which forms part of the Bank's Corporate Secretary's Office and reports directly to the Board of Directors.

3.- Market Risk

3.1.- VaR

Market risk is measured by value-at-risk (VaR) methodology, which quantifies the maximum potential loss which can arise from a given portfolio with a confidence level of 95% and a defined time horizon of one day. The VaR is calculated by the parametric model, which is based on statistical assumptions of a normal distribution of the probability of changes in market prices.

The following table shows the VaR in fixed-income and equity securities and exchange rate positions. The data refer to the average and year-end VaR in 2001.

(millions of euros)

	Average	Last
VaR - Fixed-income securities	8.14	9.71
VaR - Equity securities	1.21	2.07
VaR - Exchange rate	0.03	0.03
Total VaR	9.38	11.81

3.2.- Stress Test

Stress tests estimates quantify the maximum potential loss in portfolio value arising from extreme scenarios of changes in the risk factors to which the portfolio is exposed. This measurement is used to supplement the value at risk.

The scenarios applied analyze adverse variations in all the markets simultaneously. They do not necessarily replicate historical events and have been defined using the methods established by Bankinter.

The estimated average and year-end stress-test values in 2001 were as follows:

(millions of euros)

	Average	Last
Stress - Fixed-income securities	93.27	76.54
Stress - Equity securities	9.61	18.41
Stress - Exchange rate	0.62	0.74
Stress - Derivatives	1.01	0.68
Total stress	104.51	96.37

The scenarios applied are as follows:

a) Interest-rate scenarios: For interest-rate-curve terms below three months, a variation of 200 basis points from the current rates; for terms from three months to two years, a variation of 125 basis points; for terms from two years to ten years, a variation of 75 basis points; and for terms over ten years, a variation of 50 basis points.

b) Equity securities scenarios: Fall in the stock markets of 30%.

c) Exchange rate scenarios: Variations in the euro against other non-emerging country currencies of 5%.

d) Volatility scenarios: Rise in volatility of 60%.

4.- Credit risk

The Executive Committee for Risk performs, by delegation from the Board of Directors and without prejudice to the transactions referred to the Board for approval or information, all the functions arising from the general management of credit risk, and supervises the duties entrusted to the Risk Division and to the Bank's Organizations, branches and other centers. In this connection, its functions are as follows: it establishes the risk policies of the Bank's various areas; it sets limits for the powers delegated to subordinate bodies; it approves the transactions which, due to their amount, do not fall within the aforementioned category; it performs periodic control and monitoring of risk assets and of the related exposure to major customers and in the most representative industries; and generally acts as the top decision-making body for all matters relating to credit risk management, including the control and monitoring of past-due balances and the recovery of loans and credits.

Credit risk management is structured according to the various areas and customer segments and includes the activities of loan approval, the subsequent control and monitoring of those loans and the collection of any past-due balances. Other responsibilities include the development and improvement of scoring and rating systems and other computer software relating to this area.

The credit risk management of financial instruments falls within the range of activities described above. The Executive Committee for Risk, by delegation from the Board of Directors, is the body which periodically defines the investment strategy and authorizes counterparty risk exposure and approves transactions involving both primary and derivative financial instruments.

The following table sets forth the main credit risk exposures in capital market operations, grouped by product and showing the various rating levels.

DISTRIBUTION OF RISK BY RATING CATEGORY

(thousands of euros)

	AAA	AA	A	BBB	UNRATED
Fixed-income securities	5,083.23	-	39,507.69	1,700.76	35.07
IRS > 1 year	-	2,865,200.26	160,434.41	-	106,943.76
Interest rate options (purchased)	-	34,918.80	-	-	8,184.37
Securities options (purchased)	-	75,063.81	12,020.24	-	2,890.87

CREDIT RISK OF POSITIONS IN OTC DERIVATIVES, BY ORIGINAL RISK METHOD

(thousands of euros)

	Nominal Amount	Adjusted Nominal Amount
IRS	5,537,422	254,326
Cross currency swaps	283,048	39,627
Total swaps	5,820,470	293,953
Securities and interest rate options purchased	133,078	6,513
Total options purchased	133,078	6,513
Options written	1,186,060	593,030
Total options written	1,186,060	593,030

5- Business activity tables

The breakdown of the fixed-income securities positions, classified by issuer and maturity, and of the OTC derivatives positions (IRS and interest rate, exchange rate and securities options), classified by maturity, is as follows:

(thousands of euros)

		Maturities from 0-1 Year (in 2002)	Maturities from 1-5 Years (2003-2007)	Vencimientos Maturities from 5-10 Years (2008-2012)	Maturities Exceeding 10 Years (2013-)
FIXED-INCOME SECURITIES					
	BOOK VALUE	-	17,872.33	19,389.04	9,065.38
	FAIR VALUE	-	17,518.79	19,263.74	9,217.70
GOVERNMENT DEBT SECURITIES					
	BOOK VALUE	95,319.43	305,951.33	1,097,243.47	87,216.28
	FAIR VALUE	95,337.78	306,572.16	1,093,272.78	87,209.82
AUTONOMOUS COMMUNITIES AND OTHER OFFICIAL AGENCIES					
	BOOK VALUE	496.74	5,053.52	4,158.16	0.18
	FAIR VALUE	496.74	4,990.63	4,162.70	0.18
BANKINTER MORTGAGE SECURITIZATION					
	BOOK VALUE	18,002.17	30,313.04	-	621,686.59
	FAIR VALUE	18,333.82	30,883.09	-	627,376.04

OTC DERIVATIVES - TRADING

(thousands of euros)

	Up to 1 Year	1-5 Years	5-10 Years	Over 10 Years	Net Replacement Value
IRS	140,000.00	601,085.25	190,000.00	-	(450.50)
Interest rate options	-	72,074.34	-	4,868.20	(197.82)
Subtotal Interest rate OTC	140,000.00	673,159.59	190,000.00	4,868.20	(648.32)
Exchange rate options	2,070.67	-	-	-	1.03
Subtotal exchange rate OTC	2,070.67	-	-	-	1.03
Total derivatives	142,070.67	673,159.59	190,000.00	4,868.20	(647.29)

OTC DERIVATIVES - HEDGING

(thousands of euros)

	Up to 1 Year	1-5 Years	5-10 Years	Over 10 Years
IRS	2,547,890.98	305,924.59	55,490.08	1,980,078.51
Subtotal Interest rate OTC	2,547,890.98	305,924.59	55,490.08	1,980,078.51
Securities options	16,174.03	927,168.64	373,879.00	-
Subtotal securities OTC	16,174.03	927,168.64	373,879.00	-
Total derivatives	2,564,065.01	1,233,093.23	429,369.08	1,980,078.51

IV. FINANCIAL REPORTING RESPONSIBILITY

The financial statements included herein, which are presented in accordance with current legislation and Bank of Spain regulations, were prepared by the directors of Bankinter, S.A. and its Group from the accounting records of the Bank and its consolidable companies.

The directors are responsible for defining accounting policies and for establishing appropriate internal control bodies and systems to provide reasonable assurance as to the reliability and consistency of the data in the accounting records and to permit the effective preparation and presentation of the financial statements.

The external auditors examine the financial statements in order to issue their professional opinion thereon. The external auditors are regularly informed about the Group's controls and procedures, and they design and carry out their audit tests in complete freedom and have access to the Audit and Control Committee to report their conclusions and suggestions for improving the efficiency of the internal control systems.

The fees billed by PricewaterhouseCoopers Auditores, S.L. for the audit of the Bankinter Group's 2001 financial statements, encompassing all the Group companies for which individual auditors' reports were issued, totaled €190,430.69, and of this amount €140,877.24 were for the auditors' report on Bankinter, S.A.

The Bankinter Group was billed €218,822.5 by the PricewaterhouseCoopers Group for other audit, consulting and advisory services in 2001.

V. INSTITUTIONAL INFORMATION ABOUT THE BANK

Bankinter, S.A. was incorporated by public deed executed in Madrid on June 4, 1965, under the name of Banco Intercontinental Español, S.A. The present name and the bylaws currently in force were included in the refoundation public deed executed on May 5, 2000, in the presence of the Madrid Notary Mr. Agustín Sánchez Jara under no. 3.119 of his protocol.

The capital stock amounts to €113,376,505.50, consisting of 75,584,337 shares of €1.50 par value each. (*)

The Bank was registered with the Madrid Mercantile Register on July 8, 1965, in general volume 1857, 1258 of section 3 of the Companies Book, folio 220, sheet number 9643.

The Bank is registered with number 30 in the Special Register of Banks and Bankers, its tax identification number is A-28157360, and it is a member of the Deposit Guarantee Fund with code number 0128.

The Bank's registered office is at Paseo de la Castellana 29, 28046 Madrid, Spain.

(*) After the capital increase executed in a public deed on January 15, 2002

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

Paseo de la Castellana, 43
28046 Madrid
Tel. +34 915 684 400
Fax +34 913 083 566

(Free translation of the report on the consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails)

Independent auditor's report on the consolidated financial statements

To the shareholders of Bankinter, S.A.

We have audited the consolidated financial statements of Bankinter, S.A. and its subsidiaries, consisting of the consolidated balance sheet at 31 December, 2001 and 2000 the consolidated profit and loss account and the notes for the years then ended, whose preparation is the responsibility of the company's management. Our responsibility is to express an opinion on the aforementioned consolidated financial statements as a whole, based on our audit work carried out in accordance with the generally accepted auditing standards, which require examining, on a test basis, evidence supporting the financial statements, as well as evaluating the overall financial statements presentation and assessing the accounting principles applied and significant estimates made by management.

Management have presented, for comparative purposes only, for each item of the consolidated balance sheet, the consolidated profit and loss account and the notes, corresponding amounts for 1999 as well as the amounts for 2001 and 2000. Our opinion refers exclusively to the financial statements for 2001 and 2000. On 27 January, 2000 we issued our audit report on the financial statements for 1999 in which we expressed an unqualified opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the shareholders equity and financial position of Bankinter, S.A. and its consolidated group at 31 December, 2001 and 2000 and the results of its operations and the resources obtained and applied for the years ended on those dates, and they contain the necessary and relevant information in order to adequately interpret and understand them, in conformity with generally accepted accounting principles applied consistently.

The accompanying management report for 2001 contains the information that management considers relevant to the consolidated group situation, the evolution of its business and of other matters and does not form an integral part of the consolidated financial statements. We have verified that the accounting information contained in the aforementioned management report coincides with that of the financial statements for 2001. Our work as auditors is limited to verifying the management report within the scope already mentioned in this paragraph and does not include the review of information other than that obtained from the Bank and consolidated group accounting records.

PricewaterhouseCoopers Auditores, S.L.

Antonio Greño Hidalgo
Partner

16 January, 2002

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

PwC-019

EXHIBITS

1.- INFORMATION FOR SHAREHOLDERS AND CUSTOMERS

The Financial Statements are presented at the Annual Shareholders' Meeting, and are available to all the shareholders.

Quarterly consolidated financial reports are issued in January, April, July and October and are mailed to the shareholders.

SHAREHOLDER INFORMATION OFFICE
Antonio Timón González
Pico de San Pedro 2
28760 Tres Cantos - Madrid
Tels.: 91 339 83 30 - 91 339 81 94 - 91 339 75 00
Fax: 91 339 83 23
E-mail: ofiaccionista@bankinter.es

Communication Department
Rita Rodríguez Arrojo
Pº Castellana, 29
28046 Madrid
Tels.: 91 339 75 00
Fax: 91 339 77 58
E-mail: comunicacion@bankinter.es

Investor Relations
José Luis Vega Riestra
Avda. Bruselas, 12
28100 Alcobendas - Madrid
Tels.: 91 623 43 41 - 91 339 75 00
Fax: 91 623 43 08
E-mail: jlvegar@bankinter.es

Correspondent Banks
Javier Martín Casado
Pº Castellana 29
28046 Madrid
Tels: 91 339 75 30 - 91 339 75 00
Fax: 91 339 75 40
E-mail: jmartinc@bankinter.es

Customer Service
Cecilio Carracedo Fernández
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tels.: 901 113 113
Fax: 91 339 84 45
E-mail: ccarracedo@bankinter.es

2.- MANAGEMENT TEAM

Chairman of the Board
Jaime Botín-Sanz de Sautuola y García de los Ríos

Managing Director
Juan Arena de la Mora

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

General Manager, Retail and Private Banking
Jaime Echegoyen Enríquez de la Orden

General Manager, Operations
Honorio Jiménez del Valle

General Manager, Corporate Banking and Capital Markets
Carlos Ruiz-Jarabo Colomer

Deputy General Manager, Internet
Fernando Alfaro Águila-Real

Deputy General Manager, Agent Network
Juan Hernández Andrés

Area Managers

Sebastián Alvarado Díaz-Agero	Canary Islands
Luis Corral Gargallo	Balearic Islands
Eduardo de Vega Fernández	Cantabria
Ramón Doval Montoya	Madrid – Retail Banking
Pedro Fernández Maestre	Andalusia
José María Gete del Val	Catalonia
Victoriano Hernández Lera	Castilla
Ricardo Moreno Benaite	Castilla La Mancha - Extremadura
Juan José Ortíz de Apodaca M.	Basque Country
Guillermo Pesquera Galdós	Levante
Antonio Rodríguez Fernández	Northwest Spain
Antonio Tierra Serrano	Navarra-Aragón-Rioja


BANKINTER
Paseo de la Castellana, 29
28046 Madrid (España)
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex. 42760 Banki E
SWIFT. BKBK ES MM
ebankinter.com